Exhibit 99.1

AIF

Franco Nevada

The GOLD Investment that WORKS

Franco-Nevada Corporation

Annual Information Form

for the year ended December 31, 2012

Dated as of March 19, 2013

Franco-Nevada Corporation

Suite 740, Exchange Tower, 130 King Street West, Toronto, Canada M5X 1E4

i

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, the terms “Franco-Nevada”, “Company”, “Corporation”, “our” and “we” refer to Franco-Nevada Corporation and its subsidiaries.  For reporting purposes, the Corporation prepares its financial statements in United States dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  All dollar amounts in this Annual Information Form (“AIF”) are expressed in United States dollars, except as otherwise indicated.  References to “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars, references to “A$” are to Australian dollars and references to “ZAR” are to South African rand.

The information contained in this AIF is as of December 31, 2012, unless otherwise indicated.  More current information may be available on our public website at www.franco-nevada.com or on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.  In addition, we generally maintain supporting materials on our website which may assist in reviewing (but are not to be considered part of) this AIF including a Glossary of Non-Technical Terms, Glossary of Technical Terms, Certain Oil & Natural Gas Terms and a Metric Conversion Table.

FORWARD LOOKING STATEMENTS

This AIF contains certain “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized.  Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements.  A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation, fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas), fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar, changes in national and local government legislation, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held, risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators, influence of macroeconomic developments, business opportunities that become available to, or are pursued by Franco-Nevada, reduced access to debt and equity capital, litigation, title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, whether or not the Company is determined to have PFIC status, excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, rate and timing of production differences from resource estimates, risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, and the integration of acquired assets.  The forward looking statements contained in this AIF are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, the Company’s ongoing income and assets relating to determination of its PFIC status, no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.  However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and readers are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this AIF, as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this AIF only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards

The disclosure in this AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.  Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) unless otherwise indicated.  NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  For example, the terms “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources”, “proven mineral reserves” and “probable mineral reserves” are used in this AIF to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian standards, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into mineral reserves.  These terms carry a great amount of uncertainty as to the existence of the underlying minerals, and great uncertainty as to the economic and legal feasibility of the recovery of the underlying minerals.  It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources, proven mineral reserves or probable mineral reserves will ever be upgraded or mined. In accordance with Canadian standards, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources or inferred mineral resources in this AIF is economically or legally mineable and will ever be classified as a reserve.  In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian standards; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures.  In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with JORC or SAMREC which differ from the requirements of NI 43-101 and United States securities laws.  See “Reconciliation to CIM Definitions”.  Accordingly, information contained in this AIF containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

As noted under “Reserves Data and Other Oil & Gas Information”, Franco-Nevada is providing in this AIF disclosure relating to reserves and other oil & gas information prepared in accordance with Canadian disclosure requirements.

The primary differences between the Canadian requirements and the U.S. standards for oil & gas related disclosure are that:

•                                          National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

•                                          NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

•                                          NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

•                                          NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis.

NON-IFRS MEASURES

Franco-Nevada included in its 2011 and 2012 years, the following Non-IFRS Measures:

“EBITDA” is defined by the Corporation as net income (loss) excluding income tax expense, finance income and costs and depletion and depreciation.

“Adjusted EDITDA” is defined by the Corporation as net income (loss) excluding income tax expense, finance income and costs, foreign exchange gains and losses, gains and losses on sale of investments, income and losses from equity investees, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments.

“Adjusted Net Income” is defined by the Corporation as net income (loss) excluding foreign exchange gains and losses, gains and losses on sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on these items.

Franco-Nevada plans to continue using these methods.

EXCHANGE RATE INFORMATION

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the noon rate published by the Bank of Canada.

	Years ended December 31,
	2012	2011	2010
High	$1.0418	$1.0604	$1.0778
Low	$0.9710	$0.9449	$0.9946
Average for the Period	$0.9996	$0.9891	$1.0299
End of Period	$0.9949	$0.9833	$0.9946

On March 18, 2013 the noon rate was U.S.$1.00 = C$1.0217 as published by the Bank of Canada.

COMMODITY PRICE INFORMATION

	Spot Commodity Prices
	Gold /oz (London PM Fix)	Platinum /oz (London PM Fix)	Palladium /oz (London PM Fix)	Oil / C$ bbl (Edmonton Light)	Gas / C$ mcf (AECO-C)

Average for 2010	$1,225	$1,610	$526	$78	$3.81
Average for 2011	$1,569	$1,720	$733	$95	$3.44
Average for 2012	$1,669	$1,552	$645	$86	$2.28

THE CORPORATION

Name, Address and Incorporation

Franco-Nevada was incorporated under the Canada Business Corporations Act on October 17, 2007 and was amalgamated with Franco-Nevada Canada Corporation (“FN Canada Subco”), its wholly-owned subsidiary, on January 1, 2008. Franco-Nevada’s head office and registered office is currently located at Suite 740, Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1E4.  Franco-Nevada has additional offices in Denver, Colorado, Perth, Australia and Bridgetown, Barbados, all of which are used to manage its asset portfolio and pursue new investment opportunities.

Intercorporate Relationships

Franco-Nevada has twelve wholly-owned subsidiaries:  Franco-Nevada U.S. Corporation (“FN U.S.”), Franco-Nevada Australia Pty Ltd. (“FN Australia”), Franco-Nevada Mexico Corporation, S.A. de C.V. (“FN Mexico”), FN Subco Inc., Franco-Nevada Alberta Corporation, Franco-Nevada GLW Holdings Corp. (“FN GLW”), Franco-Nevada (Barbados) Corporation (“FN Barbados”), Franco-Nevada Canada Holdings Corp., Franco-Nevada LRC Holdings Corp., Minera Global Copper Chile S.A., Franco-Nevada Alberta Holdings ULC, and Franco-Nevada U.S. Holding Corp.  All subsidiaries are wholly-owned by Franco-Nevada either directly or indirectly and are incorporated under the laws of the jurisdictions set out below.

GENERAL DEVELOPMENT OF FRANCO-NEVADA’S BUSINESS

Overview

Franco-Nevada is a gold-focused royalty and stream company with additional interests in platinum group metals (“PGMs”), oil & gas and other resource assets.  Franco-Nevada is the leading gold royalty and stream company by both gold revenues and number of gold assets.  The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Australia and Africa.  The portfolio includes over 340 assets covering properties at various stages from production to early stage exploration.  Royalties and streams are mostly revenue or production based.  The portfolio also includes profit-based royalties and other forms of periodic future payments.  Streams differ from royalties and are generally contracts for the forward purchase of a portion of future precious metal from a mining property.

Franco-Nevada’s assets are mostly mineral and oil & gas royalties or streams but also include some working and equity interests, undeveloped properties, options to acquire royalties and streams and other assets. The mineral royalties and streams are further characterized by commodity as being in the gold, PGMs or base metals categories and these in turn are further subdivided by their project status as being either producing, advanced or exploration assets.  A majority of the mineral royalties and streams are characterized as being gold and the majority of revenues are from gold assets.  Franco-Nevada considers its stream/royalty interest in the Palmarejo and Goldstrike projects to be its only material mineral projects for the purposes of NI 43-101.  As new assets are acquired or move into production, the materiality of these assets will be reconsidered.  The oil & gas assets are located primarily in the Western Canadian sedimentary basin with a larger amount of revenue generated from conventional oil than from natural gas properties in 2012.  The oil & gas assets also include mineral rights to approximately 100,000 gross acres of unproved land in Canada primarily related to oil & natural gas rights as well as working interests in Arctic gas resources.

Mineral royalties and streams are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Franco-Nevada competes directly against these other sources of capital to provide financing for mining and oil & gas projects.

Franco-Nevada currently operates a small organization.  As of March 19, 2013, Franco-Nevada has 20 full-time employees and 4 part-time contractors.  As such, Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to the immediate and future operations of Franco-Nevada are of significant importance. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.  For additional information, see “Risk Factors”.

Franco-Nevada has several foreign subsidiaries and holds royalties, streams and other interests in numerous jurisdictions around the world.  For additional information on risks related to these interests in foreign jurisdictions, see “Risk Factors”.

Corporate Policies

Franco-Nevada currently does not operate any of the mineral or oil & gas assets in which it has royalty/stream interests.  However, Franco-Nevada recognizes its business model is dependent on the industry operating in a responsible fashion and actively supports the industry in its efforts and initiatives.  Franco-Nevada may from time to time engage in exploration efforts as part of advancing a property or to conduct due diligence in advance of undertaking an investment.  When doing so, Franco-Nevada undertakes to be guided by the Principles and Guidance for a Framework of Responsible Exploration as set forth by the e3Plus program of the Prospectors and Developers Association of Canada.

Franco-Nevada has adopted policies relating to its business conduct, including a code of business conduct and ethics, an environmental and corporate social responsibility policy and a health and safety policy.  Franco-Nevada was also a leader and founding signatory of the World Gold Council’s Conflict-Free Gold Standard which was published in October 2012.  The Corporation also occasionally makes corporate social investments in cooperation with the operators of its assets.  In 2012, the Corporation agreed to fund $500,000 to support the new School of Mines at Laurentian University in Sudbury, Ontario.  Additional information relating to these and other policies are contained in Franco-Nevada’s information circular for its annual and special meeting of shareholders held on May 8, 2012 and will also be contained in Franco-Nevada’s information circular for its annual and special meeting of shareholders scheduled to be held on May 8, 2013.  See “Statement of Governance Practices” in such circulars.

Background of Franco-Nevada

Many of Franco-Nevada’s assets were originally acquired and developed by Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”), Normandy Mining Limited (“Normandy”) and Newmont Mining Corporation (“Newmont”).  Old Franco-Nevada was a publicly-listed company on the Toronto Stock Exchange (the “TSX”) from 1983 to 2002 and had originally acquired royalties at the Goldstrike complex along with many other royalties. In February 2002, Newmont acquired Old Franco-Nevada along with Normandy. Old Franco-Nevada’s assets and part of its management team were incorporated into a new division of Newmont called Newmont Capital Limited (“Newmont Capital”). Newmont Capital’s activities included the management of royalty, investment and project portfolios as well as corporate development.  Pursuant to an acquisition agreement dated November 30, 2007 (the “Newmont Acquisition Agreement”), Franco-Nevada acquired (i) all of the outstanding common shares in the capital of FN Canada Subco, FN U.S. and FN Australia, and (ii) the sellers’ (being subsidiaries of Newmont) rights, titles and interests in and to the royalty assets transferred directly to Franco-Nevada by such sellers.  In addition, Franco-Nevada assumed certain liabilities, including all environmental liabilities, in connection with the royalty assets, the obligations and liabilities relating to the royalty assets after the closing date, certain transaction costs, all outstanding authorizations for expenditures created on or prior to the closing date, and all other liabilities and obligations arising out of ownership or operation of the royalty assets following the closing date.

Three-Year History

2010

Acquisition of the New Prosperity Gold Stream

On May 12, 2010, Franco-Nevada announced that it had entered into an agreement to acquire from Taseko Mines Limited (“Taseko”) a gold stream on its Prosperity copper-gold project located in British Columbia (the “Taseko Agreement”).  Franco-Nevada agreed to provide a $350 million deposit and certain warrant consideration for the construction of Prosperity when the project was fully permitted and financed.  In consideration for the deposit, Franco-Nevada would acquire from Taseko gold equivalent to 22% of the gold produced at Prosperity.  In addition, Franco-Nevada would pay Taseko the lower of $400/ounce (“oz”) (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the Taseko Agreement.  On November 2, 2010, the Federal Minister of the Environment announced that Taseko had not been granted federal authorizations to proceed “as proposed” with the Prosperity mine project.  On February 21, 2011, Taseko submitted a new project description for the “New Prosperity” project with the Government of Canada that preserves Fish Lake, addressing a key concern identified during the federal review process.  In early 2013, Taseko submitted to the Environment Canada review panel (the “Panel”) additional information to support and supplement the original New Prosperity Environmental Impact Statement (“New Prosperity EIS”) and is now awaiting the public hearing process.  The Panel is providing a 15-day public comment period prior to determining if the New Prosperity EIS is sufficient to proceed to public hearings.

Franco-Nevada’s financing commitment remains available to Taseko but can be terminated at the option of Franco-Nevada as the project was not fully permitted and financed by May 12, 2012.  Franco-Nevada does not currently intend to terminate its commitment.  The New Prosperity gold stream is currently classified as an advanced asset of Franco-Nevada.

2011

Acquisition of Gold Wheaton

On March 14, 2011, pursuant to an arrangement agreement dated as of January 5, 2011 (the “Arrangement Agreement”) between Franco-Nevada and Gold Wheaton Gold Corp. (“Gold Wheaton”), Franco-Nevada  acquired all of the outstanding common shares of Gold Wheaton that it did not already own and amalgamated Gold Wheaton with a wholly-owned subsidiary of Franco-Nevada to form FN GLW.  Franco-Nevada had previously acquired on January 5, 2011, a 34.5% interest in Gold Wheaton from Quadra FNX Mining Ltd. (“Quadra FNX”) for C$4.65 per share in cash (C$262,558,186 million).  Following the acquisition of Gold Wheaton, the Corporation topped up Quadra FNX’s total consideration to C$5.20 per share in cash (an additional C$31,055,269) on March 21, 2011, which was the same consideration received by Gold Wheaton shareholders.  The total aggregate purchase price was C$293,613,455 for the 34.5% interest.

The Arrangement Agreement provided Gold Wheaton shareholders (other than Franco-Nevada) with the option to elect to receive either (i) 0.1556 of a Common Share or (ii) C$5.20 in cash (the “Arrangement Consideration”), for each Gold Wheaton common share, subject to applicable caps and pro-ration.  In accordance with the Arrangement Agreement, Gold Wheaton shareholders (other than Franco-Nevada) received in the aggregate cash consideration of approximately C$259.5 million and approximately 11.65 million common shares of Franco-Nevada (“Common Shares” and each a “Common Share”).  In accordance with the maximum cash and share caps and pro-rationing mechanism under the Arrangement Agreement and as a result of Gold Wheaton shareholder elections, Gold Wheaton shareholders who elected or were deemed to have elected all cash received C$5.20 in cash, for each Gold Wheaton common share.  Gold Wheaton shareholders who elected all shares received approximately 0.1262 of a Common Share and approximately C$0.99, for each Gold Wheaton common share.

Gold Wheaton warrants that were outstanding as of 12:01 a.m. (Vancouver time) on March 14, 2011 (the “Effective Time”) became warrants of FN GLW that upon exercise will entitle each holder thereof, at its election, to receive the Arrangement Consideration.  Based on the original C$10 per share exercise price of the original Gold Wheaton warrants, the effective exercise price of these FN GLW warrants is C$64.27 per Common Share.  The FN GLW warrants are due to expire on July 8, 2013 (the “2013 GLW Warrants”) and are listed on the TSX under the symbol FNV.WT.B (previously listed under the symbol GLW.WT).

Gold Wheaton options that were outstanding at the Effective Time became options of FN GLW that upon exercise will entitle each holder thereof to receive 0.1556 of a Franco-Nevada Common Share.

Prior to the above transaction, on December 31, 2010, Franco-Nevada acquired 10% secured notes of Gold Wheaton from third parties having an aggregate face value of C$100 million.  Franco-Nevada purchased the notes for approximately C$111 million plus accrued interest.  The purchase price was equal to the price at which the holder had the right to call the notes in the event of a change of control of Gold Wheaton.  Notes with a face value of C$7 million remained outstanding following the closing of the acquisition and were repaid on March 20, 2011.

A business acquisition report dated March 22, 2011 in respect of the acquisition of Gold Wheaton was filed by Franco-Nevada on SEDAR at www.sedar.com.  For a description of the assets acquired as a result of the acquisition of Gold Wheaton, see “Gold Assets — Rest of World — MWS, South Africa and Cooke 4, South Africa” and “Gold Assets — Canada — Sudbury (Gold), Ontario” and “PGM Assets — Sudbury (PGM), Ontario”.

Acquisition of the Edikan Royalty Interest

On June 30, 2011, Franco-Nevada acquired for $35 million an effective 1.5% net smelter return royalty on gold production from the Ayanfuri concession in Ghana.  Perseus Mining Limited (“Perseus”) is the operator of this property.

Acquisition of the Canadian Malartic Royalty Interest

On July 12, 2011, Franco-Nevada acquired a 1.5% gross overriding metal royalty encompassing seven mining claims which comprise a portion of Osisko Mining Corporation’s Malartic project in Canada.  The purchase price was C$9.7 million payable by the issuance of 267,000 Common Shares.

Acquisition of the Phoenix Royalty Interest

On August 31, 2011, Franco-Nevada acquired a 2% net smelter return royalty payable on part of Rubicon Minerals Corporation’s (“Rubicon”) Phoenix gold project in Red Lake, Ontario lying primarily beneath the waters of Red Lake.  Rubicon has an option to repurchase a 0.5% net smelter return royalty from Franco-Nevada.  The purchase price was approximately $23.7 million payable by the issuance of 550,000 Common Shares.

New York Stock Exchange (“NYSE”) Listing

On September 8, 2011, the Common Shares began trading on the NYSE under the symbol “FNV”.

Acquisition of Lumina Royalty Corp.

On September 21, 2011, Franco-Nevada and Lumina Royalty Corp. (“Lumina”) entered into an arrangement agreement pursuant to which Franco-Nevada agreed to acquire all of the outstanding common shares of Lumina by way of a statutory plan of arrangement for consideration payable in Common Shares and 2017 Warrants (as defined below).  The transaction closed on December 1, 2011 and Lumina shareholders received an aggregate of 1,383,850 Common Shares and 2017 Warrants (aggregate of 760,769 warrants issued).

With this acquisition, Franco-Nevada acquired the following royalty interests:

•                  a 1.5% net smelter return royalty on Teck Resources Ltd.’s Relincho copper/molybdenum project located in Region III, Chile;

•                  a 1.08% net smelter return royalty on Lumina Copper Corp.’s Taca Taca copper/gold/molybdenum project located in Salta Province, Argentina;

•                  certain royalties on Coro Mining Corp.’s San Jorge copper/gold/molybdenum project located in Mendoza Province, Argentina (which royalties have been restructured such that Franco-Nevada receives, among other things, a 7.5% net smelter return royalty on gold produced from the property); and

•                  a 2% net smelter return royalty on open pit mining and a 1% net smelter return royalty on underground mining on a portion of Los Andes Copper Limited’s Vizcachitas copper/molybdenum project located in Region V, Chile.

2011 Public Offering

On September 15, 2011, Franco-Nevada filed a short form base shelf prospectus (the “Base Shelf Prospectus”) in Canada and the U.S. which allows the Corporation to offer and issue from time to time Common Shares, preferred shares, debt securities, warrants to purchase Common Shares, preferred shares or debt securities and subscription receipts or any combination thereof for an aggregate initial offering price of up to C$1 billion (or the equivalent thereof in other currencies) during the 25-month period that the Base Shelf Prospectus, including any amendments thereto, remains effective.

On November 30, 2011, Franco-Nevada issued 9,200,000 Common Shares (including the full exercise of an over-allotment option) at a price of C$42.50 per share for aggregate gross proceeds of C$391 million.  This public offering was made by way of a prospectus supplement to the Base Shelf Prospectus.  The Common Shares were sold on a bought-deal basis pursuant to an underwriting agreement dated November 23, 2011 (the “2011 Underwriting Agreement”) between Franco-Nevada and a syndicate of investment dealers led by BMO Capital Markets.

2012

Acquisition of Additional Royalty in Bronzewing

On January 11, 2012, Franco-Nevada increased its net smelter return royalty on Navigator Resources Limited’s (“Navigator”) Bronzewing mine in Western Australia from 1% to 2% for A$4.5 million.

Acquisition of Working Interest in Weyburn Unit

On February 23, 2012, Franco-Nevada acquired an additional 1.15% working interest in the Weyburn Unit in southeast Saskatchewan, increasing its total working interest in the Weyburn Unit to 2.26%, for approximately C$55 million.

Acquisition of Timmins West Royalty Interest

On February 29, 2012, Franco-Nevada acquired a 2.25% net smelter return royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35 million.  In addition to the royalty, Franco-Nevada acquired 10,050,591 common shares of Lake Shore for C$15 million.

Acquisition of Cobre Panama Precious Metals Stream

On August 20, 2012, Franco-Nevada announced the acquisition of a  precious metals stream on Inmet Mining Corporation’s (“Inmet”) Cobre Panama copper project in Panama (“Cobre Panama”) which is currently owned 80% by Inmet and 20% by Korea Panama Mining Corp. (“KPMC”).

Under the terms of the agreement (the “Cobre Panama Agreement”) between FN Barbados, Minera Panama, S.A. (“MPSA”), the owner and developer of Cobre Panama, and other Inmet subsidiaries, Franco-Nevada has committed to fund a $1 billion deposit for the development of Cobre Panama, secured by a pledge of Inmet’s interest in MPSA, in exchange for the right to purchase the precious metals produced from Cobre Panama. Franco-Nevada’s $1 billion deposit will become available once Inmet’s aggregate funding for Cobre Panama since May 18, 2012 has exceeded $1 billion, following which Franco-Nevada’s deposit will be drawn down on a 1:3 ratio with Inmet’s subsequent funding.  Franco-Nevada expects to fund the $1 billion deposit in stages over a three year period with the first draw expected in mid 2013 (assuming no material change to the timing of development of the Cobre Panama project should First Quantum Minerals Ltd.’s (“First Quantum”) bid for Inmet be successful).

The amount of gold and silver deliverable under the Cobre Panama Agreement is indexed to copper in concentrate produced from the Cobre Panama project and approximates 86% of the payable precious metals attributable to Inmet’s 80% ownership based on the 31 year mine plan included in the Cobre Panama Engineering Summary Report dated May 6, 2012. Beyond the initial contemplated mine life, the precious metals deliverable under the stream will be based on a fixed percentage of the precious metals in concentrate. Under the terms of the Cobre Panama Agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price (collectively, the “Fixed Price”) based on a fixed percentage of the precious metals in concentrate. If the prevailing market price is greater than the fixed price, the excess amount will be payable by crediting an amount equal to the difference against the deposit until the outstanding balance of the deposit has been reduced to nil. Thereafter, the purchase price will be the lesser of the Fixed Price and the prevailing market price. In all cases, the amount paid is not to exceed the prevailing market price per ounce of gold and silver.

KPMC did not participate in the transaction. An amended and restated shareholders’ agreement between Inmet and KPMC provides that the precious metals stream will not adversely impact KPMC’s economic interest in or funding requirements for Cobre Panama.

The foregoing assumes no material change to the development of the Cobre Panama project should First Quantum’s bid for Inmet be successful.

Acquisition of Weyburn Net Royalty Interest

On November 13, 2012, the Company acquired an 11.71% net royalty interest in the Weyburn Unit for C$400 million in cash from Penn West Petroleum Ltd. and Penn West Petroleum. The acquisition increased the Company’s exposure to the Weyburn Unit, a long-life oil project located in Saskatchewan, and had an effective date of October 1, 2012.

2013

Credit Facility

On January 23, 2013, the Company replaced its $175.0 million credit facility with a $500.0 million unsecured revolving term credit facility with Canadian Imperial Bank of Commerce, as Administrative Agent. See “Material Contracts” for the other parties to the credit agreement. The facility has a four year term and may be used for general corporate purposes, including working capital requirements and funding acquisitions.

2013 Outlook

The following contains forward looking statements about Franco-Nevada’s outlook for 2013.  Reference should be made to the “Forward Looking Statements” section at the beginning of this AIF.  For a description of material factors that could cause our actual results to differ materially from the forward looking statements in the following, please see the “Forward Looking Statements” and the “Risk Factors” sections of this AIF.

With respect to our existing portfolio, Franco-Nevada has the following expectations for 2013:

•                                          Guidance - The Corporation is expecting to receive a total of 215,000 to 235,000 gold equivalent ounces from its mineral assets and $55-$65 million in revenue from its oil & gas assets. This compares to approximately 230,000 gold equivalent ounces received from mineral assets and $40.9 million in revenue recorded from oil & gas assets in 2012.  Of the 215,000 to 230,000 gold equivalent ounces, the Corporation expects to receive 100,000 to 110,000 gold equivalent ounces in 2013 under its various stream agreements compared with 114,000 ounces in 2012.

Gold equivalent royalty and stream ounces are estimated for gross ounces, and in the case of stream ounces, before the payment of approximately $400 per gold equivalent ounce paid by the Corporation. Platinum and palladium metals have been converted to gold equivalent ounces using commodity prices of $1,600/oz Au, $1,600/oz Pt and $725/oz Pd.  The WTI oil price is assumed to average $90 per barrel with similar high discounts for Canadian oil as experienced in 2012.  2013 guidance assumes the continued steady state of operations from its assets and is also based on the assumptions set out below.

•                                          Gold — U.S.:  Goldstrike royalty ounces for 2013 are expected to be lower than 2012.  Barrick announced that construction activities surrounding its thiosulfate project are expected to reduce capacity at the autoclave facility.  As well, Barrick announced higher expected capital expenditure during 2013.  These developments will impact our NSR (defined below) royalty ounces and NPI (defined below) royalty ounces, respectively but the investment is expected to accelerate production from stockpiles and benefit future royalty revenues.  At Gold Quarry, the Company expects higher royalty ounces for 2013 than in prior years based on stockpiled ore.  Royalty ounces from Bald Mountain, Hollister and Mesquite are expected to be lower in 2013 due to mining sequencing at Bald Mountain, creditor protection activities at Hollister and mining on ground that attracts a lower royalty at Mesquite.

•                                          Gold — Canada:  Detour Lake poured its first gold in February 2013. Detour Gold Corporation (“Detour”) announced that it expects to produce 350,000 to 400,000 ounces of gold in 2013 from Detour Lake on which the Corporation has a 2% NSR.  At Hemlo, the Corporation’s NPI on the down dip extension of the mine is expected to benefit from a full year of production as initial capital costs have been recovered. At Timmins West, where the Corporation has a 2.25% NSR, Lake Shore announced that it expects to produce 120,000-135,000 ounces of gold in 2013 and reach its full production rate of 140,000 to 160,000 ounces by the end of 2013.

•                                          Gold — Australia:  Duketon gold production is expected to increase with Moolart Well being supplemented by a full year of Garden Well production. The operator, Regis Resources Ltd. (“Regis”), has announced plans to add a third operation, Rosemont, later in 2013.

•                                          Gold — Rest of World:  Palmarejo is expected to remain a significant revenue contributor and Coeur d’Alene Mines Corporation (“Coeur”) has forecasted 2013 gold production of 98,000 to 105,000 ounces. The Corporation’s 50% gold stream over Palmarejo includes an annual minimum provision of 50,000 ounces, payable monthly. At Mine Waste Solutions (“MWS”), the Corporation expects increased stream ounces in 2013 compared to 2012 reflecting fewer expected interruptions under the new ownership of AngloGold Ashanti Limited (“AngloGold Ashanti”). At Tasiast, where the Corporation has a 2% NSR, Kinross Gold Corporation (“Kinross”) has announced that it expects a reduction in its overall production for 2013 citing declining grades. Kinross’ updated pre-feasibility study for a mill expansion is expected in 2013. At Subika, royalty ounces are expected to be higher in 2013 as a full year of production will be earned as Subika surpassed aggregate production hurdles in Q3 2012. At Edikan, where the Corporation has an effective 1.5% NSR, Perseus has announced 2013 gold production guidance of 209,000 to 229,000 ounces.  At Cooke 4 (Ezulwini) the operation resumed production in November 2012 and fewer production interruptions are expected in 2013.

•                                          PGMs:  Sudbury stream ounces are expected to decline in 2013 as the operator, KGHM International Ltd. (“KGHM”) confirmed its intention to put Podolsky on care and maintenance. In addition, KGHM is expected to continue to focus on mining nickel ore at McCreedy which does not generate payable PGMs attributable to the Corporation. Development is ongoing at Morrison and production is expected to increase in 2013. At Stillwater, 2013 royalty ounces are expected to be consistent with historical levels.

•                                          Other minerals:  At the Peculiar Knob iron-ore project in South Australia, production has begun and the Corporation expects to receive full-year revenue in 2013.

•                                          Oil & Gas:  The Corporation expects 2013 revenue to be higher at $55 million to $65 million. This reflects the additional investments in the Weyburn Unit in 2012 offset partly by a price discount for Canadian oil.

•                                          Investments:  The Corporation expects to fund approximately $270.0 million in 2013 in connection with its precious metals stream agreement on Cobre Panama.  The Corporation assumes no material changes to the timing or development of the project if First Quantum’s bid for Inmet is successful.

EXPLANATION OF ROYALTIES, STREAMS AND OTHER INTERESTS

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. The granting of a royalty to a person usually arises as a result of: (i) paying part of the consideration payable to land owners, prospectors or junior mining companies for the purchase of their property interests; (ii) providing capital in exchange for granting a royalty; or (iii) converting a participating interest in a joint venture relationship into a royalty.

Royalties are not typically working interests in a property.  Therefore, depending on the nature of the royalty interest and the laws applicable to the royalty and project, the royalty holder is generally not responsible for, and has no obligation to contribute, additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. Typically, royalty interests are established through a contract between the royalty holder and the property owner, although many jurisdictions permit the holder to also register or otherwise record evidence of a royalty interest in applicable mineral title or land registries. The unique characteristics of royalties may provide royalty holders with special commercial benefits not available to the property owner because the royalty holder may enjoy the upside potential of the property with reduced risk.

Revenue-based Royalties:  The majority of revenues that Franco-Nevada receives are royalties based on revenues from the value of production. The key types of revenue-based royalties are described in general terms below:

Net Smelter Return (“NSR”) royalties are based on the value of production or net proceeds received by the operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the royalty agreement. For gold royalties, the deductions are generally minimal, while for base metal projects the deductions can be much more substantial. This type of royalty generally provides cash flow that is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gross Royalties (“GR”) or Gross Overriding Royalties (“GOR”) are based on the total revenue stream from the sale of production from the property with few, if any, deductions.  Some contracts refer to gross proceeds (“GP”) which have been characterized as comparable to GRs in this document.

Overriding Royalties (“ORR”) and Lessor or Freehold Royalties (“FH”) are based on the proceeds from gross production and are usually free of any operating, capital and environmental costs. These terms are usually applied in the oil & gas industry.

Profit-based Royalties: Franco-Nevada also receives a portion of its revenues from royalties that are calculated based on profits, as described below:

Net Profit Interest (“NPI”) is based on the profit realized after deducting costs related to production as set out in the royalty agreement.  NPI payments generally begin after payback of capital costs.  Although the royalty holder is generally not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and royalties payable.

Net Royalty Interest (“NRI”) is paid net of operating and capital costs similar to an NPI.

Franco-Nevada has a small number of fixed royalties. These are royalties that are paid based on a set rate per tonne mined, produced or processed or even a minimum for a period of time rather than as a percentage of revenue or profits. These types of royalties are more common for iron ore, coal and industrial minerals and usually do not have exposure to changes in the underlying commodity price.

The royalty types listed above can include additional provisions that allow them to change character in different circumstances or have varying rates. Some examples are as follows:

Minimum Royalty (“MR”) is a provision included in some royalties that requires fixed payments at a certain level even if the project is not producing, or the project is producing at too low a rate to achieve the minimum.

Advance Minimum Royalty (“AMR”) is similar to an MR except that, once production begins, the minimum payments already paid are often credited against subsequent royalty payments from production that exceeds the minimum.

Sliding Scale Royalty (“Sliding Scale” or “ss”) refers to royalties where the royalty percentage is variable. Generally this royalty percentage is indexed to metal prices or a production threshold.  Generally, a minimum or maximum percentage would be applied to such a royalty.

Capped Royalty (“Capped”) refers to royalties that expire or cease payment after a particular cumulative royalty amount has been paid or a set production volume threshold or time period has been reached.

Royalties can be commodity specific and, for instance, apply only to gold or hydrocarbons or have varying royalty structures for different commodities from the same property. Royalties can be restricted or varied by metallurgy, ore type or even by stratigraphic horizon. Generally, the contract terms for royalties in the oil & gas business are more standardized than those found in the mineral business.

Streams:  Streams are distinct from royalties.  They are metal purchase agreements where, in exchange for an upfront deposit and ongoing payments for metal delivered, the holder purchases all or a portion of one or more metals produced from a mine, at a preset price.  In the case of gold, the agreements typically provide for the purchase price to be the spot price at the time of delivery with a fixed price per ounce ($400 for gold in the contracts which Franco-Nevada currently has) (with a small inflationary adjustment) payable in cash and the balance paid by applying the upfront deposit.  Once the upfront deposit is fully applied, the purchase price is typically the lesser of the fixed price per ounce payable in cash (with a small inflationary adjustment) and the spot price at the time of delivery.  Gold streams are well suited to co-product production providing incentive to the operator to produce the gold.  The stream structure may also help maintain the borrowing capacity for the project.  Streams can provide higher leverage to commodity price changes as a result of the fixed purchase price per ounce.

Working Interests (“WI”):  A working interest is significantly different than a royalty or stream in that a holder of a WI owns an undivided possessory interest in the land or leasehold itself, and is liable for its share of capital, operating and environmental costs, usually in proportion to its ownership percentage, and it receives its pro-rata share of revenue. Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs.

Example of a Royalty (NSR or NPI) versus a Stream

Assume for one ounce of gold, a sales price of $1,600 and an “all-in” sustaining cash cost of $895 per ounce excluding depreciation or $1,131 per ounce including depreciation(2).  Also assume that Franco-Nevada has a 4% NSR, a 4% NPI or WI or a 4% stream with a pre-determined $400 per ounce purchase cost.

	NSR	Stream	Developed NPI or WI		Undeveloped NPI or WI
One ounce sold at	$1,600	$1,600	$1,600		$1,600
Applicable cost	—	$400	$895	(1)	$1,131	(2)
Margin for calculation	$1,600	$1,200	$705		$469

NSR, Stream or NPI %	4%	4%	4%		4%
Revenue per ounce to FNV	$64	$48	$28		$19

(1)         For applicable costs for a developed NPI or WI, Franco-Nevada is, for illustrative purposes, assuming Barrick Gold Corporation’s (“Barrick”) 2012 all-in sustaining cash cost measure, as Barrick represents the largest gold company by production and reserves, as well as being the operator at five of Franco-Nevada’s assets.  Excluded from the all-in sustaining measure are general and administrative costs as Franco-Nevada also has such costs which have not been reflected in the applicable cost for NSRs or streams.

(2)         For applicable costs for an undeveloped NPI or WI, Franco-Nevada has adopted similar assumptions to those listed above.  To reflect the cost of developing a new mine, Franco-Nevada has, for illustrative purposes, assumed Barrick’s depreciation per ounce for 2012 of $236 per ounce.

Based on the above economics, a comparable percentage NSR is approximately two to three times more valuable than an equivalent NPI or WI and 33% more valuable than a stream interest.  With changes to the gold price, the NPI or WI would demonstrate the most leverage while the NSR would provide the most down side protection.  The stream provides commodity price leverage similar to a low cost operating company with more certainty as to future costs.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties in which Franco-Nevada holds royalty or stream interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at March 1, 2013 (except where stated otherwise), and none of this information has been independently verified by Franco-Nevada.  Specifically, as a royalty or stream holder, Franco-Nevada has limited, if any, access to properties included in its asset portfolio.  Additionally, Franco-Nevada may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public.  Franco-Nevada is dependent on the operators of the properties and their qualified persons to provide information to Franco-Nevada (such as the Goldstrike Report (as defined below) and Palmarejo Report (as defined below)) or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Franco-Nevada holds royalty or stream interests and generally has limited or no ability to independently verify such information.  Although Franco-Nevada does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate.  Some information publicly reported by operators may relate to a larger property than the area covered by Franco-Nevada’s royalty or stream interest. Franco-Nevada’s royalty or stream interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of the property.

Except where otherwise noted, the disclosure in this AIF relating to mineral reserve and mineral resource statements for individual properties is made as at December 31, 2012.  In addition, numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators may have been rounded by Franco-Nevada and, therefore, there may be some inconsistencies within this AIF with respect to significant digits presented.

The disclosure in this AIF of a scientific or technical nature for the Goldstrike complex (as defined below) is based on a technical report dated March 16, 2012 prepared by Roscoe Postle Associates Inc. (“RPA”) for Barrick and Franco-Nevada in accordance with NI 43-101, except for information dated subsequent to the Goldstrike Report which is based on Barrick’s public disclosure.  The technical report for the Goldstrike complex (the “Goldstrike Report”) is entitled “Technical Report on the Goldstrike Mine, Eureka & Elko Counties, State of Nevada, USA” and was prepared by RPA under the supervision of and endorsed by Chester M. Moore, P. Eng., R. Dennis Bergen, P.Eng., Wayne W. Valliant, P.Geo., Stuart E. Collins, P.E. and Kathleen Ann Altman, Ph.D., P.E. who are each a “qualified person” for the purposes of NI 43-101 and who also reviewed the disclosure of scientific and technical information in this AIF regarding the Goldstrike complex.  The Goldstrike Report has been filed on SEDAR under Franco-Nevada’s profile at www.sedar.com and is available on the SEC’s website at www.sec.gov.

The disclosure in this AIF of a scientific or technical nature for the Palmarejo project is based on a technical report dated January 1, 2013 prepared for Coeur and Franco-Nevada in accordance with NI 43-101.  The technical report for the Palmarejo project (the “Palmarejo Report”) is entitled “Palmarejo Project SW Chihuahua State, Mexico YE 2012 — Technical Report” and was prepared by or under the supervision of Mr. Donald J. Birak, Senior Vice President - Exploration, Coeur, Mr. Keith Blair, Manager, Applied Geoscience LLC, and Mr. Klaus Triebel, Senior Corporate Resource Geologist, Coeur, each of whom is a “qualified person” for the purposes of NI 43-101 and who also reviewed the disclosure of scientific and technical information in this AIF regarding the Palmarejo project.  The Palmarejo Report has been filed on SEDAR under Franco-Nevada’s profile at www.sedar.com and is available on the SEC’s website at www.sec.gov.

The disclosure in this AIF for the reserve assessment and evaluation of the oil & gas reserves including the Weyburn Unit, Midale Unit and Edson Property (each as defined below), was prepared by GLJ Petroleum Consultants Ltd. (“GLJ”) for Franco-Nevada and was dated February 12, 2013, with an effective date of December 31, 2012, in accordance with NI 51-101.

Reconciliation to CIM Definitions

In this AIF, Franco-Nevada has disclosed a number of resource and reserve estimates covering properties related to the mineral assets that are not based on Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, but instead have been prepared in reliance upon JORC, SAMREC and SEC Industry Guide 7 (collectively, the “Acceptable Foreign Codes”).  Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances.

In each case, the mineral resources and mineral reserves reported in this AIF are based on estimates previously disclosed by the relevant property owner or operator, without reference to the underlying data used to calculate the estimates.  Accordingly, Franco-Nevada is not able to reconcile the resource and reserve estimates prepared in reliance on an Acceptable Foreign Code with that of CIM definitions.  Franco-Nevada previously sought confirmation from one of its technical advisory firms, that is comprised of engineers experienced in the preparation of resource and reserve estimates using CIM and each of the Acceptable Foreign Codes, of the extent to which an estimate prepared under an Acceptable Foreign Code would differ from that prepared under CIM definitions.  Franco-Nevada was advised that, while the CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates.  Such advisors further confirmed, without reference to the procedures in which the estimates prepared using Acceptable Foreign Codes that are reproduced in this AIF were conducted, that in the course of their preparation of a resource or reserve estimate they would effectively use the same procedures to prepare and report the resource or reserve estimate regardless of the reliance on CIM or any of the Acceptable Foreign Codes.  Such advisors noted two provisos to this confirmation, being (i) SEC Industry Guide 7 prohibits the reporting of resources, and will only permit reporting of reserves, and (ii) it is now generally accepted practice that staff at the SEC expect to see metals prices based on historic three year average prices, while each of CIM and the other Acceptable Foreign Codes permits the author of a resource or reserve estimate to use his or her discretion to establish a reasonable assumed metal price in such calculations.  See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

FRANCO-NEVADA’S ASSETS

Franco-Nevada’s assets are categorized by commodity and stage of development.  By commodity, assets are either “Gold”, “PGM”, “Other Minerals” or “Oil & Gas”.  The categories of Gold and PGM are together referred to as “Precious Metals”.  The categories other than Oil & Gas are collectively referred to as “Mineral Assets”.  For presentation purposes, “Gold” encompasses some silver assets and polymetallic exploration prospects. “PGM” encompasses the platinum group metals including palladium. “Other Minerals” includes base metals, iron ore, coal, industrial and miscellaneous minerals. “Producing” assets are those that have generated revenue from steady-state operations to Franco-Nevada or are expected to in the next year. “Advanced” are assets on projects that in management’s view have a reasonable possibility of generating steady-state revenue to Franco-Nevada in the next five years or includes properties under development, permitting, feasibility or advanced exploration. “Exploration” represents assets on early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

For accounting purposes, the number of assets has been counted in different manners depending on the category.  Royalties on a producing or advanced property are generally counted as a single asset even if Franco-Nevada has multiple different royalties on the property, such as at the Goldstrike complex.  Streams covering a group of mines in close proximity and operated by a common operator such as the Sudbury streams have also been counted as one asset.  However, royalties and streams on producing properties that have significant co-products have been counted twice, such as the Robinson royalties for gold and copper or the Sudbury streams for gold and PGMs.  Exploration royalties are simply counted by the number of royalty contracts and no effort has been made to consolidate royalties on the same property.  Franco-Nevada’s wholly-owned undeveloped oil & gas land positions and its working interests in Arctic gas resources are additional assets of the Corporation. However, for the purposes of tabulating an indicative number of assets, the undeveloped oil & gas land positions and certain working interests are not counted. More detail on Franco-Nevada’s oil & gas land positions can be found in the section entitled “Oil & Gas Assets”.

As of March 19, 2013, Franco-Nevada estimates that it holds 211 Mineral Assets and 137 Oil & Gas Assets for a total of 348 assets and another 160 undeveloped Oil & Gas agreements.

Franco-Nevada Asset Tabulation at March 19, 2013

	Gold	PGM	Other Minerals	Total Mineral	Oil & Gas		TOTAL
Producing	36	3	7	46	137		183
Advanced	23	0	5	28	—		28
Exploration	115	2	20	137	#	(1)	137
TOTAL	174	5	32	211	137		348

(1)         160 undeveloped Oil & Gas agreements not included in asset counts.

Asset Revenue and Descriptions

The following table sets forth Franco-Nevada’s principal assets and revenue related to each.  The table and following asset descriptions should be read with the following considerations:

•                    For presentation purposes, the table has simplified the details of some royalties and streams and should be read in conjunction with the more detailed descriptions of the assets that follow.

•                    The terminology and ranges of some of our interests have also been simplified for presentation purposes.

•                    Except where otherwise stated, information of a technical nature in the asset descriptions, including all of the mine information, is based solely on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as of March 1, 2013.  None of this information has been independently verified by Franco-Nevada or its consultants.  See “Technical and Third Party Information”.

•                    Each asset is described in a comparable manner as reported by the property owner or operator, unless otherwise noted.  As a result, units of measurement and numbers of significant digits may not be consistent between asset descriptions.

•                    Except where otherwise stated, reserve and resource figures are for the calendar year ends.

•                    Some information publicly reported by owners or operators may relate to a larger property than the area covered by Franco-Nevada’s royalty or stream interest.

•                   Schematic representations of the properties are meant to be indicative of Franco-Nevada’s understanding of what it is permitted to publicly disclose of the positioning of its royalty or stream interests relative to current operations and should not be treated as fully scaled or complete representations from the operators of those projects.

The subsequent tables characterize the Revenue and Adjusted EBITDA from the Company’s assets by commodity, geography and type.  The Company uses Revenue and Adjusted EBITDA as core financial metrics when evaluating performance.  These tables set forth how the Company performed against these measures.

				Revenue ($ millions)
	Asset	Operator	Interest and %	2012	2011	2010	Notes
G O L D
UNITED STATES	Goldstrike	Barrick Gold Corporation	NSR 2-4%, NPI 2.4-6%	$55.7	$45.0	$49.2	1, 2, P
	Gold Quarry	Newmont Mining	NSR 7.29%	18.6	17.9	20.4	1, 3, P
	Marigold	Goldcorp/Barrick	NSR 1.75-5%, GR 0.5-4%	10.9	10.3	9.1	1, 2, 3, 5, P
	Bald Mountain	Barrick Gold Corporation	NSR/GR 0.875-5%	8.8	3.9	1.6	1, 2, 3, 5, P
	Mesquite	New Gold Inc.	NSR 0.5-2%	3.9	4.8	4.2	2, P
	Hollister	Great Basin Gold Limited	NSR 3-5%	3.2	5.0	1.1	1, 2, P
	Other (6 assets)			0.6	0.5	1.8	8, Px2, Ax4
CANADA	Detour	Detour Gold Corporation	NSR 2%	—	—	—	P
	Sudbury (3 mines)	KGHM International Ltd.	Stream 50%	15.4	14.3	—	1, 7, P
	Golden Highway (3 mines)	St Andrew Goldfields Ltd.	NSR 2-15%	14.3	10.8	6.3	3, 5, Px3
	Musselwhite	Goldcorp Inc.	NPI 5%	6.3	5.1	—	6, P
	Hemlo	Barrick Gold Corporation	NSR 3%, NPI 50%	7.5	1.4	0.1	1, 6, P
	Timmins West	Lake Shore Gold Corp.	NSR 2.25%	2.0	—	—	P
	Other (7 assets)			0.5	1.0	0.8	Px3, Ax4
AUSTRALIA	Duketon	Regis Resources Ltd.	NSR 2%	5.3	3.1	0.6	1, P
	Henty	Unity Mining Limited	GR 1%/10%	2.7	4.5	2.4	2, P
	South Kalgoorlie (2 mines)	Alacer Gold Corp.	NSR/GR 1-1.75%	1.3	0.9	1.0	1, 2, Px2
	Bronzewing	Navigator Resources	NSR 2%	2.3	0.9	0.6	P
	Other (10 assets)			—	0.1	0.3	Px2, Ax8
REST OF WORLD	Cobre Panama	Inmet Mining Corporation	Streams (indexed)	—	—	—	A
	Palmarejo	Coeur d’Alene Mines	Stream 50%	96.0	101.9	66.1	3, 7, P
	MWS	AngloGold Ashanti Limited	Stream 25%	33.0	32.3	—	7, P
	Tasiast	Kinross Gold Corporation	NSR 2%	6.4	2.8	—	P
	Subika	Newmont Mining	NSR 2%	3.2	—	—	1, P
	Cerro San Pedro	New Gold Inc.	GR 1.95%	5.5	5.9	3.8	1, P
	Edikan	Perseus Mining Limited	NSR 1.5%	5.1	1.5	—	P
	Cooke 4	Gold One International	Stream 7%	3.3	27.3	—	7, P
	Other (9 assets)			8.8	2.8	0.9	Px3, Ax6
	115 Exploration Assets			—	—	—	E
				$320.6	$306.8	$172.6
P L A T I N U M G R O U P M E T A L S
	Stillwater	Stillwater Mining Company	NSR 5%	$17.3	$23.1	$13.1	1, P
	Sudbury (3 mines)	KGHM International Ltd.	Stream 50%	43.1	40.4	—	1, 7, P
	Pandora	Angloplat/Lonmin plc	NPI 5%	0.3	0.4	1.0	1, 3, P
	2 Exploration Assets			—	—	—	E
				$60.7	$63.9	$14.1
O T H E R M I N E R A L S
	Mt Keith (Ni)	BHP Billiton Limited	NPI 0.25%, GR 0.375%	$2.2	$3.8	$3.1	P
	Rosemont (Cu,Mo,Ag)	Augusta Resource Corporation	NSR 1.5%	—	—	—	A
	Relincho (Cu,Mo)	Teck Resources Limited	NSR 1.5%	—	—	—	4, A
	Taca Taca (Cu,Au,Mo)	Lumina Copper Corp.	NSR 1.08%	—	—	—	A
	Other (8 assets)			2.6	1.8	1.6	Px6, Ax2
	20 Exploration Assets			—	—	—	E
				$4.8	$5.6	$4.7
O I L & G A S
CANADA	Weyburn Unit	Cenovus Energy Inc.	NRI 11.71%, ORR 0.44%, WI 2.26%	$25.0	$12.3	$10.4	9, P
	Midale Unit	Apache Canada Ltd.	ORR 1.14%, WI 1.59%	4.0	4.1	3.6	P
	Edson	Canadian Natural Resources	ORR 15%	3.9	7.7	12.1	P
	Other	Various		8.0	10.8	9.7	P
	Arctic Gas		WI 3-15%	—	—	—	E
	160 agreements		ORR/FH 0.5%-100%	—	—	—	E
				$40.9	$34.9	$35.8
R E V E N U E				$427.0	$411.2	$227.2

“NSR”	Net Smelter Return Royalty
“GR”	Gross Royalty
“ORR”	Overriding Royalty
“FH”	Freehold or Lessor Royalty
“NPI”	Net Profits Interest
“NRI”	Net Royalty Interest
“WI”	Working Interest
“P”	“Producing” assets are those that have generated revenue from steady-state operations to Franco-Nevada or are expected to in the next year.
“A”

“Advanced” are assets on projects that in management’s view have a reasonable possibility of generating steady-state revenue to Franco-Nevada in the next five years or includes properties under development, permitting, feasibility or advanced exploration.

“E”	“Exploration” represents assets on early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

(1)	Does not cover all the reserves or resources reported for the property by the operator.
(2)	Percentage varies depending on the claim block of the property.
(3)	Provides for minimum or advance payments.
(4)	Payments pending achievement of a minimum production hurdle or time threshold.
(5)	Percentage varies depending on the commodity price or value of ore.
(6)	Payable after operator recovers defined exploration and development expenses.
(7)	These revenue numbers are before the deduction of the purchase cost per ounce.
(8)	Includes dividends in the amounts of $0.1, $0.1 and $0.3 for 2012, 2011 and 2010.
(9)	NRI acquired effective October 1, 2012. WI increased from 1.11% to 2.26% effective January 1, 2012.

REVENUE(1)

	2012		2011		2010
	$ millions	%	$ millions	%	$ millions	%
Commodity
Gold	$320.6	75%	$306.8	75%	$172.6	76%
PGM	60.7	14%	63.9	16%	14.1	6%
Other Minerals	4.8	1%	5.6	1%	4.7	2%
Oil & Gas	40.9	10%	34.9	8%	35.8	16%
	$427.0	100%	$411.2	100%	$227.2	100%

Geography
United States	$120.0	28%	$111.6	28%	$101.5	45%
Canada	130.2	30%	107.7	26%	43.0	19%
Australia	15.1	4%	13.9	3%	8.2	3%
Mexico	101.6	24%	107.8	26%	69.9	31%
Rest of World	60.1	14%	70.2	17%	4.6	2%
	$427.0	100%	$411.2	100%	$227.2	100%

Type
Revenue-based royalties	$179.0	42%	$152.3	37%	$111.5	50%
Stream-based	190.9	45%	216.1	53%	66.1	29%
Profit-based royalties	41.8	10%	30.8	7%	37.3	16%
Working interests and other	15.3	3%	12.0	3%	12.3	5%
	$427.0	100%	$411.2	100%	$227.2	100%

ADJUSTED EBITDA(1)(2)

	2012		2011		2010
	$ millions	%	$ millions	%	$ millions	%
Commodity
Gold	$265.3	76%	$243.0	74%	$133.5	74%
PGM	46.6	14%	50.1	15%	12.4	7%
Other Minerals	4.5	1%	5.3	2%	4.3	2%
Oil & Gas	31.4	9%	28.9	9%	29.8	17%
	$347.8	100%	$327.3	100%	$180.0	100%

Geography
United States	$108.1	31%	$100.4	31%	$88.8	50%
Canada	102.6	30%	85.4	26%	36.5	20%
Australia	14.3	4%	13.2	4%	7.6	4%
Mexico	74.1	21%	76.4	23%	42.9	24%
Rest of World	48.7	14%	51.9	16%	4.2	2%
	$347.8	100%	$327.3	100%	$180.0	100%

Type
Revenue-based royalties	$160.9	46%	$137.5	42%	$98.0	54%
Stream-based	137.2	39%	151.9	46%	39.4	22%
Profit-based royalties	37.8	11%	27.9	9%	33.6	19%
Working interests and other	11.9	4%	10.0	3%	9.0	5%
	$347.8	100%	$327.3	100%	$180.0	100%

(1)         Dividends have been included in “Gold”, “United States” and “Working interests and other” categories.

(2)         As defined on page 3 of this AIF.  Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net income: income tax expense; finance costs; finance income; foreign exchange gains and losses; gains and losses on the sale of investments; income and losses from equity investees; impairment charges related to royalty, stream and working interests and investments; and depletion and depreciation. Management believes that Adjusted EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to (i) fund working capital needs; (ii) service working interest capital requirements; (iii) fund acquisitions; and (iv) fund dividend payments. Management uses Adjusted EBITDA for this purpose. Adjusted EBITDA is used by investors and analysts for valuation purposes whereby Adjusted EBITDA is multiplied by a factor of an “EBITDA multiple” that is based on observed or an inferred relationship between Adjusted EBITDA and market valuations to determine the approximate total enterprise value of a company.  The Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of this non-IFRS financial measure enables investors and analysts to better understand the underlying operating performance of our business through the eyes of management. Management periodically evaluates the components of this non-IFRS financial measure based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by analysts and other royalty/stream companies.  Adjusted EBITDA is intended to provide additional information to investors and analysts, does not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate Adjusted EBITDA differently. See “Non-IFRS Financial Measures - Reconciliation” in our Annual MD&A for additional information.

Summary of Mineral Reserves and Mineral Resources

The mineral reserves and mineral resources tabulated in this AIF reflect the most recent publicly disclosed figures by the operators of the assets (converted to a 100% basis where appropriate) in which Franco-Nevada has interests.  However, Franco-Nevada’s interests often do not cover the entire mineral reserve and mineral resource that is publicly reported by the operator.

		Mineral Reserves
		Proven			Probable			Proven & Probable
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz
GOLD — UNITED STATES
Goldstrike	1,3,4	59,648	3.53	6,766	39,392	4.40	5,572	99,040	3.87	12,338
Gold Quarry	1.5	not available			not available			not available
Marigold	1,6,7	35,053	0.68	765	259,577	0.50	4,155	294,630	0.52	4,920
Bald Mountain	1,3,8	74,915	0.67	1,621	193,210	0.57	3,540	268,125	0.60	5,161
Mesquite	9,10	13,140	0.68	287	114,409	0.56	2,055	127,549	0.57	2,342
Hollister	11,12	315	45.43	460	637	18.16	372	952	27.20	832
Dee (South Arturo)	1,3,13,14	—	—	—	51,059	1.44	2,368	51,059	1.44	2,368
Sandman	1	—	—	—	—	—	—	—	—	—
Pinson	1,15,16	917	12.56	370	668	12.79	275	1,584	12.65	645
Robinson	17,18	105,490	0.18	620	4,530	0.15	20	110,020	0.18	640

GOLD — CANADA
Detour Lake	19,20	101,635	1.29	4,222	368,407	0.96	11,351	470,042	1.03	15,573
Detour Block A		—	—	—	—	—	—	—	—	—
Sudbury Au	1,21,22,23	—	—	—	1,670	0.74	40	1,670	0.74	40
Hislop	24	18	2.11	1	432	2.17	30	449	2.16	31
Holloway	25	110	4.07	14	187	4.38	26	298	4.26	41
Holt	26	1,174	4.66	176	1,820	5.38	315	2,993	5.10	490
Taylor	27	—	—	—	985	5.45	173	985	5.45	173
Musselwhite	28	5,260	6.79	1,150	5,970	5.94	1,140	11,230	6.34	2,290
Hemlo	1,3,29	3,284	3.12	329	11,616	2.20	821	14,900	2.40	1,150
Timmins West	30,31	—	—	—	4,922	5.21	824	4,922	5.21	824
Canadian Malartic	1,32	48,800	0.89	1,400	261,600	1.04	8,720	310,600	1.01	10,100
Phoenix		—	—	—	—	—	—	—	—	—
Kirkland Lake	1	—	—	—	—	—	—	—	—	—
Mouska (Doyon Division)	1,33	155	12.40	62	21	13.40	9	176	12.50	71
New Prosperity	34,35,36	481,000	0.46	7,114	350,000	0.35	3,938	831,000	0.41	11,052
Goldfields (Box/Athona)	37,38	1,228	1.90	75	21,105	1.39	945	22,333	1.42	1,020
Courageous Lake	39,40	12,000	2.41	1,000	79,000	2.17	5,500	91,000	2.20	6,500

GOLD - AUSTRALIA
Duketon	1,41,42	8,300	1.50	400	52,700	1.54	2,603	61,000	1.53	3,003
Henty	43	635	4.60	94	143	8.50	39	778	5.30	133
South Kalgoorlie	1,44	1,100	1.00	30	11,500	1.40	510	12,600	1.30	540
Bronzewing	45,46	—	—	—	10,624	1.58	540	10,624	1.58	540
Red October	47,48	—	—	—	406	5.98	78	406	5.98	78
Admiral Hill		—	—	—	—	—	—	—	—	—
Bullabulling	1	—	—	—	—	—	—	—	—	—
Glenburgh		—	—	—	—	—	—	—	—	—
White Dam		—	—	—	—	—	—	—	—	—
Wiluna	49	—	—	—	1,607	4.70	242	1,607	4.68	242

GOLD — REST OF WORLD
Cobre Panama	50	258,000	0.14	1,118	2,800,000	0.07	6,170	3,058,000	0.07	7,300
Palmarejo	51,52	5,213	2.08	348	9,446	1.04	317	11,659	1.77	665
MWS	53	187,951	0.25	1,493	143,591	0.26	1,195	331,542	0.25	2,688
Tasiast	54	103,087	1.46	4,836	46,564	2.09	3,129	149,651	1.66	7,965
Subika	1,3,55,56	19,051	1.03	630	181,980	1.96	11,450	201,031	1.87	12,080
Cerro San Pedro	1,57	21,100	0.52	353	26,400	0.48	407	47,500	0.50	760
Edikan	58,59	64,600	1.20	2,417	29,200	1.00	961	93,800	1.10	3,378
Cooke 4		—	—	—	—	—	—	—	—	—
North Lanut	60	1,079	1.29	45	220	1.15	8	1,299	1.27	53
Ity	61,62	—	—	—	1,167	4.85	182	1,167	4.85	182
Agi Dagi		—	—	—	—	—	—	—	—	—
Perama Hill	63,64	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975
San Jorge		—	—	—	—	—	—	—	—	—
Taca Taca		—	—	—	—	—	—	—	—	—
Gurupi	65,66	—	—	—	63,757	1.14	2,328	63,757	1.14	2,328
Kiziltepe	67,68	924	3.32	99	225	2.33	17	1,149	3.13	115
Mt Muro	69,70	36	1.20	1	7,550	2.10	510	7,586	2.10	511

TOTAL GOLD MINERAL RESERVES*				31,536			79,557			111,085

*Total excludes New Prosperity

		Mineral Resources - Inclusive of Reserves							Mineral Resources
		Measured (M)			Indicated (I)			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained
	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz
GOLD – UNITED STATES
Goldstrike	1,2,3	61,193	3.69	7,259	46,705	4.70	7,061	14,320	4,931	5.26	834
Gold Quarry	1,87	not available			not available				not available
Marigold	1,2,88,89	36,628	0.68	795	303,585	0.49	4,755	5,550	81,251	0.42	1,110
Bald Mountain	1,2,3	103,209	0.60	1,994	278,486	0.52	4,639	6,633	80,616	0.29	762
Mesquite	90,91	24,000	0.59	452	370,100	0.44	5,232	5,684	50,900	0.40	651
Hollister	92,93	337	74.05	803	680	30.21	661	1,463	1,349	23.67	1,027
Dee (South Arturo)	1,2,3,94	—	—	—	75,821	1.47	3,587	3,587	42,521	0.51	703
Sandman	1,2,95,96	—	—	—	544	1.71	30	30	1,905	1.65	101
Pinson	1,2,97,98	20,664	1.97	1,307	5,088	4.57	748	2,055	2,776	9.79	874
Robinson	99,100	510,270	0.15	2,460	139,380	0.14	620	3,080	139,610	0.14	620

GOLD – CANADA
Detour Lake	101,102	124,500	1.36	5,424	554,300	1.00	17,836	23,261	208,500	0.86	5,785
Detour Block A	103,104	—	—	—	90,510	0.84	2,448	2,448	73,693	0.83	1,967
Sudbury Au	1,105,106	420	0.74	10	2,230	0.98	70	70	750	0.83	20
Hislop	2,107	403	1.54	20	878	1.63	46	66	5	—	—
Holloway	2,108	319	3.71	38	1,365	4.31	189	228	3,067	4.68	461
Holt	2,109	3,121	4.13	414	4,332	4.65	648	1,061	1,713	4.72	260
Taylor, Aquarius, Clavos	2,110,111,112	—	—	—	27,059	2.01	1,749	1,749	3,226	3.66	380
Musselwhite	2,113	5,370	6.78	1,170	6,320	5.95	1,210	2,370	4,990	5.73	920
Hemlo	1,2,3	3,630	3.40	397	61,981	1.30	2,581	2,978	2,836	4.09	373
Timmins West	114,115	—	—	—	6,516	5.92	1,240	1,240	9,545	5.93	1,819
Canadian Malartic	1,2,116	45,800	0.95	1,400	261,600	1.04	8,720	10,100	49,600	0.75	1,200
Phoenix	117,118	—	—	—	1,030	14.40	477	477	4,230	17.04	2,317
Kirkland Lake	1,119,120,121	—	—	—	4,540	3.55	518	518	7,983	4.20	1,077
Mouska (Doyon Division)	1,122	470	6.90	104	730	4.00	94	198	1,735	6.30	353
New Prosperity	123,124	547,100	0.46	8,091	463,400	0.34	5,066	13,320	—	—	—
Goldfields (Box/Athona)	125,126	858	2.04	56	20,002	1.51	971	1,027	4,564	1.54	226
Courageous Lake	127,128	13,401	2.53	1,090	93,914	2.28	6,884	7,974	48,963	2.18	3,432

GOLD - AUSTRALIA
Duketon	1,129,130	12,900	1.24	515	101,000	1.20	3,898	4,413	111,000	0.91	3,239
Henty	131	1,830	4.70	276	174	9.30	52	328	57	5.50	10
South Kalgoorlie	1,132	2,500	1.80	150	38,900	2.13	2,670	2,820	33,500	1.90	2,046
Bronzewing	133,134	—	—	—	12,380	1.69	674	674	5,120	1.86	307
Red October	135,136	154	10.70	53	3,857	1.92	238	291	3,720	1.69	202
Admiral Hill	137	—	—	—	907	1.40	42	42	1,338	1.10	48
Bullabulling	1,138,139	—	—	—	72,100	0.92	2,132	2,132	30,700	1.09	1,072
Glenburgh	140,141	—	—	—	10,100	1.30	420	420	17,000	1.10	620
White Dam	142,143	—	—	—	1,915	1.10	68	68	3,255	0.89	93
Wiluna	144,145	—	—	—	8,155	5.60	1,465	1,465	8,554	5.00	1,384

GOLD – REST OF WORLD
Cobre Panama	146	262,000	0.13	1,118	3,941,000	0.06	7,888	9,006	3,686,000	0.04	4,396
Palmarejo	147,148	8,103	2.54	663	28,067	1.07	966	1,629	10,798	1.32	457
MWS	149	190,395	0.24	1,472	146,820	0.25	1,163	2,628	15,172	0.30	145
Tasiast	2,150	180,358	1.14	6,634	195,387	1.29	8,088	14,722	31,235	0.79	790
Subika	1,2,3,151,152	19,051	1.03	630	264,715	1.74	14,824	15,454	53,342	2.07	3,543
Cerro San Pedro	1,153	42,300	0.39	532	109,400	0.33	1,171	1,703	103,900	0.25	850
Edikan	154,155	83,700	1.15	3,096	72,700	0.99	2,309	5,405	50,600	1.05	1,713
Cooke 4	156,157	2,863	7.46	687	10,372	5.90	1,968	2,655	158,681	5.00	25,511
North Lanut	158	5,874	1.06	200	1,657	1.05	56	256	1,695	2.08	113
Ity	159,160	2,500	4.46	359	3,312	2.69	286	645	8,832	1.60	455
Agi Dagi	1,161,162,163	20,376	0.53	344	58,990	0.61	1,166	1,510	45,418	0.68	995
Perama Hill	164,165	3,064	4.30	424	9,375	3.18	958	1,382	8,766	1.96	554
San Jorge	166,167	79,518	0.22	584	104,091	0.19	626	1,211	11,235	0.16	59
Taca Taca	168,169,170	—	—	—	2,408,000	0.10	7,630	7,630	938,000	0.06	1,700
Gurupi	171,172	—	—	—	69,888	1.12	2,518	2,518	18,677	1.03	617
Kiziltepe	173,174	783	4.10	103	972	2.08	65	168	357	1.64	19
Mt Muro	175,176,177	36	1.20	1	11,670	2.00	750	752	8,050	1.60	414

TOTAL GOLD MINERAL RESOURCES*				43,035			137,104	180,139			78,624

*Total excludes New Prosperity

		PGM Mineral Reserves
		Proven			Probable			Proven & Probable
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz
PGM
Stillwater	1,71,72	4,545	17.9	2,618	33,991	15.9	17,362	38,536	16.1	19,979
Sudbury PGM	1,73,74,75	—	—	—	1,670	5.4	290	1,670	5.4	290
Pandora	1,76,77	1,406	4.3	194	16,729	4.0	2,151	18,135	4.0	2,344

TOTAL PGM MINERAL RESERVES					2,812			19,803		22,613

		PGM Mineral Resources - Inclusive of Reserves
		Measured (M)			Indicated (I)			(M)+(I)	PGM Inferred Mineral Resources
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained
	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz
PGM
Stillwater	1	4,545	17.9	2,618	33,991	15.9	17,362	19,979	—	—	—
Sudbury PGM	1,178,179	420	3.4	50	2,230	6.0	430	480	750	2.5	60
Pandora	1,180,181	26,686	4.8	4,127	140,316	4.6	20,797	24,914	22,956	4.7	3,491

TOTAL PGM MINERAL RESOURCES				6,795			38,589	45,373			3,551

		Copper Mineral Reserves
		Proven			Probable			Proven & Probable
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs
Copper
Rosemont	78,79	279,479	0.46%	2,834	325,796	0.42%	3,017	605,276	0.44%	5,851
Relincho	80,81	149,300	0.49%	1,613	955,200	0.39%	8,213	1,104,500	0.40%	9,826
Taca Taca		—	—	—	—	—	—	—	—	—
Robinson	82,83	105,490	0.51%	1,181	4,530	0.40%	40	110,020	0.50%	1,222
Vizcachitas		—	—	—	—	—	—	—	—	—

TOTAL COPPER MINERAL RESERVES				5,629			11,270			16,898

		Copper Mineral Resources - Inclusive of Reserves
		Measured (M)			Indicated (I)			(M)+(I)	Copper Inferred Mineral Resources
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained
	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs
Copper
Rosemont	182,183	342,914	0.42%	3,202	548,481	0.37%	4,438	7,640	126,733	0.40%	1,110
Relincho	184,185	178,100	0.47%	1,829	1,572,500	0.36%	12,568	14,396	746,900	0.30%	4,940
Taca Taca	186,187	—	—	—	2,165,000	0.44%	21,150	21,150	921,000	0.37%	7,550
Robinson	188,189	510,270	0.35%	3,882	139,980	0.27%	846	4,728	139,610	0.29%	882
Vizcachitas	190,191	—	—	—	570,000	0.39%	4,887	4,887	605,000	0.34%	4,490

TOTAL COPPER MINERAL RESOURCES				8,913			43,889	52,802			18,972

		Nickel Mineral Reserves
		Proven			Probable			Proven & Probable
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs
Nickel
Mt Keith	84	108,000	0.57%	1,346	19,000	0.50%	209	127,000	0.56%	1,555
Falcondo	85,86	44,000	1.28%	1,242	29,700	1.36%	890	73,700	1.31%	2,132

TOTAL NICKEL MINERAL RESERVES				2,588			1,100			3,687

		Nickel Mineral Resources - Inclusive of Reserves
		Measured (M)			Indicated (I)			(M)+(I)	Nickel Inferred Mineral Resources
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained
	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs
Nickel
Mt Keith	192	203,000	0.55%	2,443	100,000	0.48%	1,058	3,501	32,000	0.48%	339
Falcondo	193,194	40,200	1.45%	1,285	34,500	1.56%	1,187	2,472	4,900	1.40%	151

TOTAL NICKEL MINERAL RESOURCES				3,728			2,245	5,973			490

Notes
All Mineral Reserves and Resources have been calculated in accordance with acceptable foreign codes, including CIM, SEC, JORC, or SAMREC guidelines
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability
Unless otherwise noted, Mineral Reserves and Resources are reported as of December 31, 2012
Unless otherwise noted, Mineral Resources were reported by the operator inclusive of Mineral Reserves
Contained ounces do not take into account recovery losses
Mineral Reserves and Resource based on publicly disclosed information as of March 15, 2013
Rows and columns may not add up due to rounding

Inferred Resources are in addition to Measured and Indicated Resources.  Inferred Resources have a great amount of uncertainty as their existence and whether they can be mined legally or economically.  It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.  See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

(1)	Royalty does not cover entire property or cover all known Reserves and Resources
(2)

Mineral Resources shown by operator as exclusive of Mineral Reserves. The company’s QP determined the Inclusive Mineral Resources by adding the exclusive Measured and Indicated Mineral Resources to the Proven and Probable Reserves

(3)

Mineral Reserves and Resources are reported by the operator in non-metric units. The Company’s QP calculated the metric conversion using 1opt=34.286 g/tonne, 1 short ton = 0.9018 metric tonnes, 1 oz = 31.1035 g

(4)	Mineral Reserves are calculated using a long term average gold price of $1,500/oz
(5)	In accordance with certain provisions of the royalty agreement, Franco is not able to disclose Mineral Reserves and Mineral Resources for Gold Quarry
(6)	Mineral Reserves are calculated using a long term average gold price of $1,350/oz
(7)	Mineral Reserves and Resources converted to 100% basis from Goldcorp’s 66.67% interest
(8)	Mineral Reserves are calculated using a long term average gold price of $1,500/oz
(9)	Mineral Reserves calculated using $1,300 gold
(10)	Mineral Reserves reported at a cut-off 0.21 g/t oxide; 0.41 g/t non-oxide
(11)	Mineral Reserves as of January 2011
(12)	Mineral Reserves reported at a cut-off of 8.57 g/t
(13)	Mineral Reserves are calculated using a long term average gold price of $1,500/oz
(14)	Mineral Reserves converted to 100% basis from Barricks’ 60% attributable share
(15)	Underground Mineral Reserves as of May 18, 2012
(16)	Underground Mineral Reserves based on a 0.20 OPT cut-off and $1,300/oz gold price
(17)	Mineral Reserves and Resources as of December 31, 2010
(18)	Mineral Reserves reported above a cut-off of 2.93 recoverable lb Cu per ton and a long term gold price of $1,000/oz and a long term copper price of $2.50/lb
(19)	Mineral Reserves and Resources as of December 31, 2011
(20)	Mineral Reserves calculated using long-term gold price of $850/oz and a cut-off grade of 0.50 g/t
(21)	Mineral Reserves and Resources as of December 31, 2010
(22)	Mineral Resources and Reserves estimated using $2.50/lb Cu, $7.00/lb Ni, $1,500/oz Pt, $400/oz Pd and $1,000/oz Au
(23)	Mineral Reserves cut-off is based on direct cost, indirect cost, sustaining capital and impact of Gold Wheaton agreement
(24)	Mineral Reserves estimated using an average long-term gold price of $1,600/oz and a cut-off grade of 1.1 g/t
(25)	Mineral Reserves estimated using an average long-term gold price of $1,400/oz and a cut-off grade of 3.0 g/t
(26)	Mineral Reserves estimated using an average long-term gold price of $1,400/oz and a cut-off grade of 3.0 g/t
(27)	Mineral Reserves estimated using an average long-term gold price of US$1,300/ oz, cut-off grade of 3.5 g/t
(28)	Mineral Reserves are calculated using a long term average gold price of $1,350/oz
(29)	Mineral Reserves are calculated using a long term average gold price of $1,500/oz
(30)	Mineral Reserves as of April 2, 2012
(31)	Mineral Reserves reported at a cut-off grade of 3.0 g/t
(32)	Mineral Reserves and Resources estimate using base case $1,475/oz engineered pit shell and cut-off grade of 0.31 to 0.34 g/t Au
(33)	Mineral Reserves estimated using $1,400/oz gold price
(34)	Mineral Reserves and Mineral Resources are reported as of November 2, 2009
(35)	Mineral Reserves are based on copper and gold prices of $1.65/lb and $650/oz respectively, and $5.50 NSR/t pit rim cut-off
(36)	Permits pending - Franco has the option to provide a $350 million deposit and certain warrant consideration for the construction of the project when it is fully permitted and financed
(37)	Mineral Reserves assumes a gold price of C$1,250/oz and a cut-off grade of 0.72 g/t with a marginal cut-off grade of 0.33 g/t
(38)	Mineral Reserves and Resources as of December 31, 2011
(39)	Mineral Reserves as of July 24, 2012
(40)	Waste to ore cut-offs determined using $1,244/oz Au and pit limit based on a C$20.10 per tonne cut-off
(41)	Mineral Reserves estimated as of June 30, 2012 except for Rosemont; Mineral Reserves for Rosemont estimated as of January 18, 2013
(42)	Mineral Reserves assumes a cut-off of 0.6 g/t for Garden Well, 0.4 - 0.5 g/t for Moolart Well, 0.7 g/t for Erlistoun, and 0.5 g/t for Rosemont
(43)	Mineral Reserves have a cut-off of 3.8 g/t gold and estimated at A$1,450/oz gold
(44)	Mineral Reserves assumes A$1,350/oz Au price and a 0.44 g/t cut-off
(45)	Mineral Reserves reported as of June 30, 2012
(46)	Cockburn Mineral Reserves 2012: A$1,350/oz & 0.5 g/t Au cut-off; Corboys Mineral Reserves 2010: A$1,300/oz & 0.91 g/t Au cut-off; Challenger Mineral Reserves 2012: A$1,250/oz & 0.84 g/t Au cut-off
(47)	Mineral Reserves as of June 30, 2012
(48)	Mineral Reserves assumes a cut-off of: Red October 3.0 g/t; Butcher Well 0.7 g/t
(49)	Mineral Reserves estimate as of November 1, 2012
(50)

Mineral Reserves estimated using a $2.25/lb copper price, $1,000/oz gold price and $16/oz silver price.  Please see “Gold Assets, Gold-Rest of World, Cobre Panama, Panama” for further details regarding Franco-Nevada’s funding commitment

(51)	Mineral Reserves are calculated using a long term average gold price of $1,450/oz Au & $27.50/oz Ag and are the sum of Reserves at Palmarejo and Guadalupe
(52)	Franco-Nevada has filed a technical report in respect of Palmarejo which is available on SEDAR at www.sedar.com
(53)

Mineral Reserves are reported as of April 1, 2011 at a gold price of $1,062/oz.  Mineral Reserves gold ounces exceed Mineral Resources gold ounces as a result of an average block factor of 104.1% being applied by the operator.

(54)	Mineral Reserves estimated using a gold price of $1,200/oz
(55)	Mineral Reserves reported assumes a gold price of $1,200/oz
(56)	Mineral Reserves as of Dec 31, 2011
(57)	Mineral Reserves assumes $1,300/oz gold and $24/oz silver and a cut-off of $4.33/t NSR

(58)	Mineral Reserves as of August 14, 2012
(59)	Mineral Reserves assumes a 0.4 g/t cut-off for Abnabna-Fobinso and 0.5 g/t cut-off for all other deposits
(60)	Mineral Reserves and Resources as of December 31, 2011
(61)	Mineral Reserves are as of December 31, 2010
(62)	Mineral Reserves and Resources reported figures are for La Mancha’s 45.9% interest
(63)	Mineral Reserves and Resources as of December 31, 2011
(64)	Mineral Reserves assume a gold price of $1,250/oz and cut-off grade of 0.8 g/t
(65)	Mineral Reserves as of January 31, 2011
(66)	Mineral Reserves assumes a gold price of $1,066/oz
(67)	Mineral Reserves as of October 2012
(68)	Mineral Reserves based on cut-off grade of 1.0 g/t AuEq and $1,058/oz Au & $16.60/oz Ag
(69)	Mineral Reserves as of Straits Resources Limited 2012 annual report published August 30, 2012
(70)	Mineral Reserves assumes $1,500/oz Au & $34/oz Ag for open pit and $1,000/oz Au & $15/oz Ag for underground
(71)	Mineral Reserves as of December 31, 2011
(72)	Mineral Reserves assumes a trailing 12 quarter combined average PGM market price of $733/oz using $507/oz PD and $1,512/oz PT
(73)	Mineral Reserves and Resources at of December 31, 2010
(74)	Mineral Resources and Reserves estimated using $2.50/lb Cu, $7.00/lb Ni, $1,500/oz Pt, $400/oz Pd and $1,000/oz Au
(75)	Mineral Reserves cut-off is based on direct cost, indirect cost, sustaining capital and impact of Gold Wheaton agreement
(76)	Mineral Reserves estimated as of September 30, 2012
(77)	Mineral Reserves calculated from Lonmin Plc 34.85% interest
(78)	Mineral Reserves and Resources as of August 28, 2012
(79)	Mineral Reserves assumes $2.50/lb Cu, $15.00/lb Mo and $20/oz Ag
(80)	Mineral Reserves as of December 31, 2011
(81)	Mineral Reserves assumes $2.62/lb copper, $12.50/lb molybdenum and $15/oz silver
(82)	Mineral Reserves and Resources reported as of December 31, 2010
(83)	Mineral Reserves reported above a cut-off of 2.93 recoverable lbs Cu per ton and a long term gold price of $1,000/oz and a long term copper price of $2.50/lb
(84)	Mineral Reserves as of June 30, 2012
(85)	Mineral Reserves as of December 31, 2011
(86)	Mineral Reserves assumes a cut-off grade of 1.2% Ni
(87)	In accordance with certain provisions of the royalty agreement, Franco is not able to disclose Mineral Reserves and Mineral Resources for Gold Quarry
(88)	Mineral Reserves and Resources converted to 100% basis from Goldcorp’s 66.67% interest
(89)	Mineral Resources are calculated using a long term average gold price of $1,500/oz
(90)	Mineral Resources calculated using $1,400/oz gold
(91)	Mineral Resources reported at a cut-off 0.12 g/t oxide; 0.24 g/t non-oxide
(92)	Mineral Resources as of September 2010
(93)	Mineral Resources reported at a cut-off of 8.57 g/t
(94)	Mineral Resources converted to 100% basis from Barrick’s 60% attributable share
(95)	Mineral Resources reported at gold price of $1,400/oz
(96)	Mineral Resources as of Dec 31, 2011
(97)	Mineral Resources as of February 6, 2012
(98)	Mineral Resources assume a cut-off 6.34 g/t underground and 0.34 g/t open pit
(99)	Mineral Reserves and Resources as of December 31, 2010
(100)	Mineral Resources reported above a cut-off of 1.24 recoverable lbs Cu per ton and a long term gold price of $1,000/oz and a long term copper price of $2.50/lb
(101)	Mineral Reserves and Resources as of December 31, 2011
(102)	Global Resources reported
(103)	Mineral Resources as of February 14, 2011
(104)	Mineral Resources assumes a cut-off of 0.4 g/t and reported as global Resources
(105)	Mineral Reserves and Resources at of December 31, 2010
(106)	Mineral Resources and Reserves estimated using $2.50/lb Cu, $7.00/lb Ni, $1,500/oz Pt, $400/oz Pd and $1,000/oz Au
(107)	Mineral Resources estimated using an average long-term gold price of $1,800 and a cut-off grade of 0.6 g/t
(108)	Mineral Resources estimated using an average long-term gold price of $1,500 and a cut-off grade of 2.5 g/t
(109)	Mineral Resources estimated using an average long-term gold price of $1,500 and a cut-off grade of 2.5 g/t
(110)	Mineral Resources for Taylor as at December 31, 2012 estimated using an average long-term gold price of $1,200 and a cut-off grade of ranging from 2.5 g/t-3.5 g/t
(111)	Mineral Resources for Aquarius as at October 6, 2006 estimated using an average long-term gold price of $500. No cut-off grade was applied
(112)	Mineral Resources for Clavos as at October, 2012 estimated using an average long-term gold price of $1,600, a cut-off grade of ranging from 2.75 g/t and converted to 100% basis from SAS 40% interest
(113)	Mineral Resources are estimated using a long term average gold price of $1,500/oz
(114)	Mineral Resources as of January 31, 2012
(115)	Mineral Resources assumes a cut-off of 2.0 g/t for Thunder Creek, a cut-off of 1.5 g/t for Timmins West Mine and a gold price of $1,200/oz
(116)	Mineral Reserves and Resources estimate using base case $1,475/oz engineered pit shell and cut-off grade of 0.31 to 0.34 g/t Au
(117)	Mineral Resources as of June 29, 2011
(118)	Mineral Resources assumes a cut-off grade of 5.0 g/t
(119)	Mineral Resources cut-offs: Upper Canada Pit 0.44 g/t; Upper Canada underground 2.4 g/t; McBean 2.5 g/t; Amalgamated Kirkland 2.0 g/t
(120)	Mineral Resources gold price assumptions : Upper Canada $1,200/oz; McBean $900/oz; Amalgamated Kirkland $1,200/oz
(121)	Upper Canada and McBean Mineral Resources as of June 17, 2011 and Amalgamated Kirkland Mineral Resources as of October 2011
(122)	Mineral Resources estimated using $1,600/oz gold price
(123)	Mineral Reserves and Mineral Resources are reported as of November 2, 2009
(124)	Mineral Resources assumes a 0.14% copper cut-off
(125)	Mineral Resources assumes a gold price of C$1,250/oz and a cut-off grade of 0.50 g/t with a marginal cut-off grade of 0.33 g/t
(126)	Mineral Reserves and Resources as of December 31, 2011
(127)	Mineral Resources as of January 9, 2012
(128)	Mineral Resources assumes a cut-off of 0.83 g/t gold
(129)	Mineral Resources estimated as of June 30, 2012 except for Rosemont; Mineral Reserves for Rosemont as of January 18, 2013
(130)	Mineral Resources assumes a cut-off of 0.5 g/t for Garden Well, 0.3-1.0 g/t for Moolart Well, 0.5 g/t for Erlistoun, 0.5 g/t for Rosemont and 0.50-2.0 for Satellite
(131)	Mineral Resources have a cut-off of 2.0 g/t gold estimated at A$1,450/oz

(132)	Mineral Resources calculated at various cut-off grades between 0.7 - 1.0 g/t Au
(133)	Mineral Reserves reported as of June 30, 2012
(134)	Cockburn Mineral Resources 2011: A$2,000/oz pit shell; Corboys Mineral Resources 2010; Challenger Mineral Resources estimate 2012; Cockburn UG Mineral Resources 2011 beneath A$2,000/oz pit shell
(135)	Mineral Resources as of June 30, 2012
(136)	Mineral Resources assumes an open pit cut-off of 0.8 g/t and underground cut-off of 2.0 g/t
(137)	Mineral Resources as of June 30, 2011
(138)	Mineral Resources as of February 2012
(139)	Mineral Resources quoted for blocks with a grade greater than 0.5 g/t
(140)	Mineral Resources as of October 2012
(141)	Mineral Resources assumes a 0.5 g/t Au cut-off grade
(142)	Mineral Resources for White Dam (which is depleted to Jan 2012) was re-estimated Oct 2010 at CoG of 0.3 g/t
(143)	Vertigo Mineral Resources depleted to end of mining in May 2012
(144)	Mineral Resources as of June 30, 2012
(145)	Mineral Resources cut-off grades vary from 0.5 g/t for Indicated & Inferred oxide material and 2g/t for Indicated transition and fresh material
(146)

Mineral Resources inside a pit shell defined by $2.60/lb copper, $1.75/t mining cost, $7.02/t operating cost and cut-off grade of 0.15% copper.  Please see “Gold Assets, Gold-Rest of World, Cobre Panama, Panama” for further details regarding Franco-Nevada’s funding commitment.

(147)	Mineral Resources cut-off grade; for Palmarejo open pit 1.03 g/t AuEq & underground 1.92 g/t AuEq; for Guadalupe underground 1.92 g/t AuEq; for La Patria 1.12 g/t AuEq
(148)	Franco-Nevada has filed a technical report in respect of Palmarejo which is available on SEDAR at www.sedar.com
(149)

Mineral Reserves are reported as of April 1, 2011 at a gold price of $1,062/oz.  Mineral Reserves gold ounces exceed Mineral Resources gold ounces as a result of an average block factor of 104.1% being applied by the operator.

(150)	Mineral Resources estimated using a gold price of $1,400/oz
(151)	Mineral Resources reported assumes a gold price of $1,400/oz
(152)	Mineral Resources as of Dec 31, 2011
(153)	Mineral Resources assumes $1,400/oz gold and $28/oz silver and a cut-off of 0.1 g/t AuEq for open pit oxide and 0.4 g/t AuEq open pit sulphide
(154)	Mineral Resources as of March 2012
(155)	Mineral Resources assumes a cut-off of 0.4 g/t cut-off for primary ore and 0.2 g/t cut-off for oxide/transition
(156)	Mineral Resources assumes a cut-off grade of 4.0g/t for Upper Elsburg and 3.0 for the Middle Elsburg and assume a gold price of $775/oz
(157)	Mineral Resources as of December 31, 2010
(158)	Mineral Reserves and Resources reported as of December 31, 2011
(159)	Mineral Resources as of December 31, 2010
(160)	Mineral Reserves and Resources reported figures are for La Mancha’s 45.9% interest
(161)	Mineral Resources for the Ağı Dağı project, which include the Baba, Deli, and Fire Tower zones as of June 30, 2012; Camyurt Mineral Resources as of June 28, 2012
(162)	Mineral Resources oxide & transition material only with cut-off determined as a net of process value of $0.10 per tonne, for each model block
(163)	Mineral Resources assumes a $1,250/oz gold price and a $22.50/oz silver price, based on a March 2012 Resources model
(164)	Mineral Reserves and Resources as of December 31, 2011
(165)	Mineral Resources assumes a cut-off grade of 0.5 g/t
(166)	Mineral Resources as of March 1, 2012
(167)	Mineral Resources based on a price of $1.50/lb copper and a 0.30% cut-off
(168)	Mineral Resources as of Nov 21, 2012
(169)	Mineral Resources assumes a 0.3% copper equivalent cut-off on sulphides, 0.2 g/t gold cut-off on oxides
(170)	Mineral Resources copper equivalent calculated using $2.00/lb Cu, $800/oz Au, $12.00/lb Mo
(171)	Mineral Resources as of January 31, 2011
(172)	Mineral Resources assumes: Cipoeiro cut-off of 0.33 g/t and Chega Tudo cut-off 0.31 g/t
(173)	Mineral Resources as of October 2011
(174)	Mineral Resources assumes a cut-off grade of 1 g/t Au
(175)	Mineral Reserves as of Straits Resources Limited 2012 annual report published August 30, 2012
(176)	Mineral Resources cut-off grades vary from “variable” up to 1.0 g/t gold equivalent
(177)	Mineral Resources gold equivalent cut-off gold to silver ratio based on $1,500/oz gold and $34/oz silver
(178)	Mineral Reserves and Resources at of December 31, 2010
(179)	Mineral Resources and Reserves estimated using $2.50/lb Cu, $7.00/lb Ni, $1,500/oz Pt, $400/oz Pd and $1,000/oz Au
(180)	Mineral Resources estimated as of September 30, 2012
(181)	Mineral Resources calculated from Lonmin Plc 34.85% interest
(182)	Mineral Reserves and Resources as of August 28, 2012
(183)	Mineral Resources cut-off: Oxides 0.10% CuEq; Sulfide 0.15% CuEq; and mixed 0.3% CuEq based on $2.50/lb Cu, $15/lb Mo & $20/oz Ag
(184)	Mineral Resources as at December 31, 2011
(185)	Mineral Resources estimates assumes $2.62/lb copper, $12.50/lb molybdenum and $15/oz silver
(186)	Mineral Resources as of November 21, 2012
(187)	Mineral Resources assumes a copper equivalent cut-off of 0.3% based on $2.00/lb Cu, $800/oz Au and $12/oz Ag
(188)	Mineral Reserves and Resources reported as of December 31, 2010
(189)	Mineral Resources reported above a cut-off of 1.24 recoverable lbs Cu per ton and a long term gold price of $1,000/oz and a long term copper price of $2.50/lb
(190)	Mineral Resources as of June 2, 2008
(191)	Mineral Resources assumes an oxide cut-off of 0.2%, a sulphide cut-off of 0.3% and is constrained by a $2.00/lb copper pit shell
(192)	Mineral Resources as of June 30, 2012
(193)	Mineral Resources as of December 31, 2011
(194)	Mineral Resources assumes a cut-off grade of 1.2% Ni

Gold Assets

Gold — United States

Goldstrike, Nevada

Franco-Nevada holds royalties covering the majority of the Goldstrike complex operated by Barrick.  The Goldstrike complex is located on the Carlin Trend, about 60 kilometres (“km”) northwest of the town of Elko, Nevada.  The Goldstrike complex includes the open-pit Betze-Post mine (“Betze-Post mine”) as well as the underground operations of Meikle (“Meikle”) and Rodeo (“Rodeo”) immediately to the north.  Mining activity commenced on the property in 1976 and since 1986 has been operated by Barrick.  Barrick reported that the Goldstrike complex produced 1.174 million ounces (“Moz”) of gold in 2012.

The Betze-Post mine is an open-pit operation using large electric shovels and trucks.  Meikle is a high-grade ore body which is mined by transverse longhole stoping and underhand drift and fill methods.  Rodeo is a further extension of the mineralization and is a trackless operation.  The processing facilities include an autoclave circuit to treat sulphide ore and a roaster for treating carbonaceous ore.

Franco-Nevada holds NSR (2-4%) and NPI (2.4-6%) royalties at Goldstrike covering the majority but not all of the reported mineral reserves and mineral resources.  The mineral reserves and mineral resources also include low grade ore that has been stockpiled for later processing.  The royalties vary depending on the claim blocks as shown in the figure.  As a result, royalty payments can vary substantially on a quarterly basis depending on mine sequencing and waste stripping.  The timing of capital investments can also impact the timing of the payment of profit royalties.

Goldstrike is a mature mining operation for which the majority of capital has already been spent and recovered.  Overall production rates have been declining and, as a result, Franco-Nevada’s revenue derived from its NSR has also declined despite higher gold prices.  At the same time, higher gold prices have been contributing to higher revenue derived from its NPI substantially compensating for the decline in production.

For 2013, Barrick anticipates lower production from Goldstrike versus 2012 primarily due to lower throughput capacity while the autoclaves are being modified as part of the thiosulphate project.  These modifications are expected to be completed in 2014 and are expected to contribute 350-400 thousand ounces (“koz”) of gold over the first full five years of production.  As well, Barrick anticipates higher capital expenditures during 2013 which will impact Franco-Nevada’s NPI.  The Goldstrike royalties are expected to have a long life with mining likely to continue for the foreseeable future followed by a long period of processing of accumulated stockpiles.

Please see the section headed “Goldstrike Mining and Technical Information” for further information in respect of the Goldstrike project.

Gold Quarry, Nevada

The Gold Quarry operation is part of Newmont’s Carlin operations in north-central Nevada.  It is a large open pit mine that has been in production since 1985 supplying ore as part of an integrated mining complex with different mines supplying variable ore types and grades to a variety of processing facilities situated throughout the complex.  Newmont has significant milling and roasting processing infrastructure immediately east of the Gold Quarry pit.  Newmont currently reports mineral reserves and production numbers by area and does not publicly quote separate Gold Quarry numbers.

Franco-Nevada acquired its royalty interest on a portion of the Gold Quarry property on December 29, 2008 as shown in the schematic.  The Gold Quarry royalty is a 7.29% NSR based on production or different annual minimum royalty payment obligations tied to mineral reserves and stockpiles attributed to the Gold Quarry royalty property.  Based on reserve related minimum royalty provisions, Franco-Nevada expects to receive on average at least 11,250 gold royalty ounces per annum.  In 2013, stockpile-related minimum royalty provisions are expected to apply which would increase the royalty payable.

Gold Quarry expects to complete mining in the current layback in 2013 and plans to start an additional layback during 2013 which is expected to be mined for five years.  Mine life is now estimated by the operator to extend to 2028.

Marigold, Nevada

The Marigold mine is located approximately 64 km southeast of Winnemucca, Nevada.  It is a conventional open pit heap leach operation and is operated by a joint venture between Goldcorp Inc. (“Goldcorp”) (66.7%) and Barrick (33.3%).  Franco-Nevada has various royalties on the operation (1.75-5% NSR and 0.5-4% GR), as shown in the schematic, together covering almost all of the current mineral reserve base.  Franco-Nevada’s original royalties were acquired in connection with the Newmont Acquisition Agreement and, in December 2009, additional royalties covering alternate sections were added.

The operators reported production decreased by approximately 6% in 2012 compared to 2011 to 144 koz.  Marigold continued to focus on a stripping campaign during the year as mining transitioned from the Basalt pit to the Target II pit.  Ore will predominately be sourced from the Target II pit during 2013.

The operators reported a significant increase in proven and probable gold reserves at the mine (on a 100% basis) to 4.92 Moz at December 31, 2012 from 3.48 Moz at December 31, 2011.  Exploration focused on the Target II, Target III and the Red Dot deposits with approximately half the reserve increase attributed to positive results and the other half attributed to a decrease in cut-off grade associated with a higher gold price assumption.

Bald Mountain, Nevada

The Bald Mountain mine lies within the Southern Ruby Mountains of northeastern Nevada, approximately 110 km southeast of Elko.  Bald Mountain is operated by Barrick and ore is sourced from multiple open pits over an estimated 150,000 acre property.  Processing is done at multiple conventional heap leaching facilities using carbon absorption for gold recovery.  The U.S. Bureau of Land Management (the “BLM”) approved a planned expansion of the Bald Mountain mine and Barrick is working on a plan to consolidate the site into two plans of operations so it can expand.  The new north area plan would expand the disturbance footprint from 8,899 acres to 13,631 acres.  The expansion is expected to increase the life of the mine to 2032.  The new south area would expand the ground disturbance from 90 to 3,644 acres and add a new area called the Gator Pit.  The plans were submitted to the BLM in October 2011 and it is anticipated the draft environmental impact statement (the “BLM EIS”) will be approved in the first quarter of 2013.  The final BLM EIS is expected in 2014 and a record of decision is expected in 2015.

Franco-Nevada’s Bald Mountain royalties cover a significant portion, but not all, of the Bald Mountain property.  Franco-Nevada holds various revenue royalties on the property depending on the claim groups ranging from 0.875% to 5% NSR/GR.  A detailed map of our royalties is shown in the schematic.

Barrick reported that production at Bald Mountain increased by 73% from 2011 to 161 koz of gold in 2012 mainly due to increased tons mined and processed as a result of an ongoing mine expansion.  According to Barrick, production in 2013 is expected to decrease due to the impact of increased waste stripping on the availability of ore.  Bald Mountain is expected to be a long-term stable producer for Franco-Nevada.

Mesquite, California

Mesquite is a gold operation located in south-east California approximately 70 km northwest of Yuma, Arizona and 230 km east of San Diego, California.  The mine is an open pit, run-of-mine, heap leach operation.  It was originally started in 1986 and then re-started in January 2008 by Western Goldfields Inc., a predecessor company of New Gold Inc. (“New Gold”).

Franco-Nevada holds royalties on the entire Mesquite mine property that range from a 0.5% to 2% NSR depending on the claim block as shown by the schematic.

New Gold reported 2012 production of 142 koz of gold which was down 10% from 2011 production primarily due to lower grades being placed on the leach pads as planned due to mine sequencing.  Also, more ore was sourced from the lower percentage royalty ground.  Looking ahead to 2013, mining is scheduled to remain in a portion of the pit that has average grades below that of Mesquite’s global reserve grade, resulting in an expected modest decrease in production.  Based on New Gold’s longer term plans, it is expected that, after 2013, Mesquite’s production should increase to historical levels.

Hollister, Nevada

Hollister is an underground mine located at the northern end of the Carlin Trend in the Ivanhoe Mining District, Elko County, Nevada, approximately 121 km east-northeast of Winnemucca, Nevada.  Great Basin Gold Limited (“GBG”) owns and operates the Hollister project.

Franco-Nevada holds a 5% NSR royalty on approximately 7,000 acres of the Hollister project.  However, the NSR royalty is reduced by 2% on 45 claims known as the Hillcrest-Finley River Block, effectively giving Franco-Nevada a 3% NSR royalty on production from that area.

GBG initiated creditor protection proceedings in Canada under the Companies’ Creditors Arrangement Act in September 2012 and on February 25, 2013, GBG’s subsidiary, Rodeo Creek Gold Inc., and certain of its affiliates, entered US Bankruptcy Code Chapter 11 restructuring proceedings in Nevada.  GBG has initiated a sales process for the Hollister mine but does not expect any interruptions in its day-to-day business.

Franco-Nevada will work with the ultimate purchaser of the Hollister mine with the objective of ensuring the continued payment of its royalty.

Gold — Canada

Detour Lake, Ontario

Franco-Nevada has a 2% NSR royalty that covers all reported mineral resources at the Detour Lake mine which is located 185 km northeast from the town of Cochrane, Ontario.  Detour is the operator.  Placer Dome Inc. operated a mine on the property from 1983 through 1999 and has reported that it produced approximately 1.8 Moz of gold.

The mine poured its first gold in February 2013 and is expected to be a long-term revenue contributor to Franco-Nevada with a current life of mine plan of 20 years.  Average annual gold production is estimated at 657 koz of gold based on a throughput ranging from 55,000 to 61,000 tonnes per day (“tpd”) at total cash costs between $710-749/oz.  For 2013, Detour expects to produce between 350-400 koz.

The property has a large prospective land position of approximately 566 square kilometres (“km2”) with two main gold structures with a total strike length of over 80 km.  Detour continues to explore focusing on the Block A property (consolidated with the purchase of Trade Winds Ventures in December 2011) as well as testing targets on structure south of Detour Lake.  Detour has a stated goal of growing its reserve base to greater than 20 Moz from its current reserve base of 15.6 Moz.

Sudbury (Gold), Ontario

Please refer to “PGM Assets — Sudbury (PGM), Ontario” for an asset description.

Golden Highway, Ontario

Franco-Nevada has multiple NSR royalties ranging from 0.25-15% over the Destor-Porcupine mineral trend just east of Timmins, Ontario spread over more than 120 km.  Highway 101 that parallels this trend is referred to as the “Golden Highway” so Franco-Nevada has grouped together several producing royalties and development projects under this one title.  Most of the properties are owned and operated by St Andrew Goldfields Ltd. (“St Andrew”) and ore is processed through a central milling complex.  St Andrew reported that total production in 2012 was 95.6 koz of gold.  St Andrew operates three mines in the area (all under Franco-Nevada royalties) and expects to produce between 95 and 105 koz of gold in 2013.

Holloway:  Franco-Nevada has a sliding scale NSR royalty of 2% if the price of gold is $800/oz or less, increasing by 1% for every $100/oz increase in the price of gold, up to a maximum of 15%.  St Andrew re-started production at the Holloway mine in 2009.

Holt:  The Holt property is immediately south of the Holloway mine and hosts the Holt mill complex and the Holt mine.  Franco-Nevada has a sliding scale NSR royalty beginning at 2% when the gold price is less than or equal to $500/oz and increasing in 1% increments for each $100/oz increase in the gold price, to a maximum of 10%.  St Andrew re-started operations at the Holt mine in 2011.

Hislop:  The Hislop property is located approximately 50 km to the west of the Holt mill where ore is trucked for processing.  Franco-Nevada has a 4% NSR royalty on the Hislop property which includes minimum royalty payment commitments.  St Andrew brought the Hislop open pit mine into production in the third quarter of 2010.

In addition, Franco-Nevada has royalties on St Andrew’s Taylor project (1% NSR) and the Aquarius deposit (1-2% NSR).  St Andrew extracted a 15,000 tonne bulk sample at Taylor in December 2012 and expects sampling results in Q2 2013.  With a sizable land package, St Andrew has several exploration targets including Zone 4 & Ghost (Holt/Holloway) and Hislop North which are all in close proximity to existing operations.

Musselwhite, Ontario

Franco-Nevada has a 5% NPI royalty that covers all of the original leased lands at Goldcorp’s Musselwhite operation located in northwestern Ontario, 480 km  north of Thunder Bay.  The royalty also covers an area of interest surrounding the property as shown in the schematic.  The mine is a fly-in/fly-out underground operation which began operating in April 1997 and has produced in excess of 3 Moz of gold.

Franco-Nevada received its first payment under the NPI royalty in 2011 as the mine has now recovered all historical capital and operational costs.  The operation has an estimated 13 year mine life and is expected to produce between 250-260 koz of gold in 2013.

In 2010, Goldcorp announced that it had discovered the Lynx zone, a zone of higher grade ore above the cornerstone PQ Deeps underground operation.  This has the potential to significantly enhance the economics and extend the mine life.

Hemlo, Ontario

The Hemlo gold camp has been producing gold for over 25 years and is located just off the Trans-Canada highway near Marathon, Ontario.  A wholly-owned subsidiary of Barrick is the operator and manages both the open-pit and underground operations.  Franco-Nevada has both a 3% NSR royalty and a 50% NPI royalty on a portion of the western down-dip underground extension of the Hemlo ore-body as shown in the longitudinal schematic.

Initial mining on the royalty property began in late 2008 but revenues have been limited to the 3% NSR royalty.  The 50% NPI portion of the royalty began paying in Q3 2012 once all related costs had been recovered by the operator.  Barrick reported that production in 2012 was 206 koz of gold from the entire operation.

The NPI is expected to contribute for a number of years.

Timmins West, Ontario

Franco-Nevada acquired a 2.25% NSR royalty on Lake Shore’s Timmins West property in February 2012.  The royalty covers a large land package to the west of the City of Timmins, Ontario which hosts the Timmins and Thunder Creek deposits as well as the Gold River Trend and 144 exploration zones to the south.  Lake Shore reported that production from the Timmins West property was 64 koz in 2012.

Lake Shore is expanding its milling facilities to 3,000 tpd from 2,000 tpd which it expects to be completed by Q2 2013.  Lake Shore reported that it is targeting 120-135 koz of production in 2013 and that 80-85% will be from the Timmins West royalty ground.  The remainder of production is expected to come from the Bell Creek property which is not subject to the royalty.  At full production, Lake Shore has estimated that the Timmins West mine will contribute 140-160 koz of gold per year.

Lake Shore continues to explore at its most advanced exploration targets, the Gold River Trend and the 144 Zone.  The Gold River deposit has a resource of over 1 Moz and Lake Shore announced impressive drill results in early 2013 from the 144 Zone.  Given the significant land package, Franco-Nevada expects that Lake Shore will be able to add to existing reserves and resources.

Gold — Australia

Duketon, Western Australia

Franco-Nevada has a 2% NSR royalty that covers 267,819 hectares (“ha”) of the Duketon gold project in Western Australia.  The project is operated by Regis and includes ten deposits at various stages of development.  Franco-Nevada’s royalty covers all known mineral reserves and mineral resources, except for a portion of the Erlistoun Deposit.  Regis has estimated that 89% of Erlistoun mineral reserves are covered by Franco-Nevada’s royalty.

Moolart Well:  This deposit has been in production since August 2010.  Moolart Well has a 2.5 million tonnes per annum (“Mtpa”) plant and Regis has forecasted average annual production of approximately 90 koz of gold over its total 6 year mine life.  Regis reported that in 2012, production was 106 koz of gold.

Garden Well:  This deposit has been in production since September 2012.  Garden Well has a 4Mtpa plant, 9 year mine life, with an average annual gold production of 180 koz, and an expected first year gold production of 220-240 koz.

Rosemont:  Regis has announced the commencement of construction of a 1.5Mtpa crushing, grinding and pumping operation at the Rosemont project site.  This plant is expected to produce a crushed and milled ore product which will be piped in a slurry form to the Garden Well processing facility (distance of 10 km) for leaching in the Garden Well CIL circuit.  Construction costs for the processing plant and pipeline are expected to be in the order of A$40-45 million.  Gold production at Rosemont is expected to commence in Q3 2013 and to ramp up to the full forecast of 80 koz of gold per annum rate thereafter.

Erlistoun:  Regis has announced that it was able to re-optimise the reserve study at Erlistoun to reflect the shorter haulage distance to Garden Well which is 7 km away, rather than trucking the ore to Moolart Well which is 45 km away.

Henty, Tasmania

Franco-Nevada holds a 10% gross royalty on certain claims and a 1% gross royalty on the balance of the claims at the Henty Gold Mine located in northwest Tasmania operated by Unity Mining Limited (“Unity”).  All current production, mineral reserves and mineral resources are on property subject to Franco-Nevada’s royalties which cover 1,458 ha.

Henty is a small underground gold mine that has been in continuous production since 1996.  Unity has reported that the mine has historically produced 1.3 Moz of gold.  Ownership has changed multiple times during this period.  Revenues have increased in recent years due to the increased share of production from 10% royalty ground.  Unity reported that in 2012, Henty produced 40 koz of gold.  While Unity has reported that it expects that the production rate will increase to 45-55 koz of gold per annum in the future, Franco-Nevada expects its revenue to decline as a higher share of production is sourced from the 1% royalty area.  The largest contributor to mineral resource additions in recent years has been from the 1% royalty area.

South Kalgoorlie, Western Australia

Franco-Nevada holds a 1.75% NSR royalty for gold and a 1% NSR royalty for other minerals on portions of Alacer Gold Corp.’s (“Alacer”) South Kalgoorlie operation.  South Kalgoorlie is located 15 km south of Kalgoorlie in Western Australia.  Franco-Nevada’s royalty interest covers 46,752 ha of the South Kalgoorlie area and includes the northern and central sections of the HBJ deposit and all of the Mt Marion and Mt Martin deposits as shown in the schematic.  The northern and central section of the HBJ deposit lies within the Location 50 freehold land area which is owned by Franco-Nevada with the mineral rights leased to Alacer.

During 2011, Alacer purchased the Mt Martin deposit from the previous lessee and incorporated it into its South Kalgoorlie operation.  Mt Martin is a small open pit gold deposit located 10 km east of Alacer’s Jubilee mill.  Prior to this acquisition, Alacer had mined Mt Martin under a sub-lease arrangement that expired in 2010.  Franco-Nevada also holds a 1.75% NSR royalty for gold and a 1% NSR royalty for other minerals on Mt Martin.  The Mt Martin deposit lies within the Location 45 freehold land area which is owned by Franco-Nevada with the mineral rights leased to Alacer.

South Kalgoorlie ore is processed at the 1.2Mtpa Jubilee mill, which also processes Alacer’s share of ore mined from the Frogs Leg joint venture located to the northwest.  Alacer reported that South Kalgoorlie total production in 2012 was 94 koz of gold.

During 2012, Alacer announced that it would not proceed with the previously announced South Kalgoorlie Operations Expansion Project.  In February 2013, Alacer announced an agreement to sell its interest in the Frogs Leg joint venture to La Mancha Resources Australia Pty Ltd.  Alacer also announced a revised mine plan to target several open pits in the SBS28 mining complex in 2013.  The SBS28 deposits are not on Franco-Nevada’s royalty area.  Alacer has budgeted A$20 million for exploration at South Kalgoorlie in 2013, including targets at Location 48 and Mt Marion, located on ground subject to Franco-Nevada’s 1-1.75% royalty.

Franco-Nevada also holds the same royalties on the Hampton property shown in the schematic.  This is classified as an exploration asset.  It was part of the original royalty property but operatorship on this property has since been acquired by BHP Billiton Limited.

Bronzewing, Western Australia

The Bronzewing Gold Project is located 80 km northeast of Leinster in Western Australia and comprises the Bronzewing and McClure group of mines within a semi-contiguous landholding.  Bronzewing commenced production in 1994 and the project has had several operators.  Mining operations were suspended in February 2008 when the previous operator went into administration.  Navigator purchased the project assets in September 2009, and recommenced gold production in April 2010.  Historic mining has been from a number of open pit and underground deposits.  Navigator commenced mining the Cockburn open pit in 2011.  The Cockburn pit is currently the sole ore source for the 2.5Mtpa Bronzewing mill and Navigator has stated that it is expected to be the focus of its mining activity for several years.  Navigator reported that production in 2012 was 67 koz of gold.

Franco-Nevada has a 2% NSR royalty on the Bronzewing Gold Project.  In January 2012, Franco-Nevada invested A$4.5 million to increase its royalty rate from 1% to 2%, and to expand the royalty area to include all mineral reserves and mineral resources.  In addition, Franco-Nevada’s royalty will apply to all production through the Bronzewing mill, regardless of where the ore originated.  Franco-Nevada’s royalty is estimated to cover 56,280 ha of the Bronzewing Gold Project incorporating all known mineral reserves and mineral resources.

Gold — Rest of World

Cobre Panama, Panama

Franco-Nevada entered into an agreement with Inmet in August 2012 for a precious metals stream on the Cobre Panama copper project in Panama, one of the world’s largest copper-gold-silver-molybdenum porphyry deposits currently being constructed. Under the terms of the Cobre Panama Agreement, Franco-Nevada will provide a $1 billion deposit to fund a portion of the Cobre Panama project capital costs. The deposit will become available after Inmet’s funding reaches $1 billion and funding of the deposit will be pro-rata on a 1:3 ratio with Inmet’s subsequent funding contributions, up to a maximum of $1 billion. The amount of precious metals deliverable under the stream is indexed to the copper in concentrate produced from the entire project and approximates 86% of the payable precious metals attributable to Inmet’s 80% ownership based on the initial 31 year mine plan contemplated in the Cobre Panama Engineering Summary Report dated May 6, 2012. Beyond the initial contemplated mine life, the precious metals deliverable under the stream will be based on a fixed percentage of the precious metals in concentrate. See “General Development of Franco-Nevada’s Business — Acquisition of Cobre Panama Precious Metals Stream” for additional information regarding the Cobre Panama Agreement.

Subsequent to August 2012, reserves and resources at the project have been materially increased. Gold reserves increased by 2.2 Moz and silver reserves increased by 27 Moz which reflect the addition of the Balboa, Brazo and Botija-Abajo deposits. The Cobre Panama mineral reserves have been estimated using a $2.25/lb copper price, unchanged from the 2011 copper price assumption. Assuming a more commonly used economic pit shell of $3.00/lb copper, Inmet estimates an additional 1.3 Moz of gold and 26 Moz of silver of mineral resources would be contained within pit shell.

Inmet estimates that the mine life has been extended from 31 years to 40 years based on the updated  reserve figures (based on the original price assumption) with continued potential for further extension. Drilling is underway at the next target area.

The foregoing assumes no material change to the development of the Cobre Panama project should First Quantum’s bid for Inmet be successful.

Palmarejo, Mexico

In January 2009, Franco-Nevada acquired a 50% gold stream from the Palmarejo gold and silver mine owned and operated by Coeur located in Chihuahua Province, Mexico.  The project includes open pits, an underground mine and processing facilities.  Production began in 2009 and to date has been limited to the Palmarejo deposits.  Coeur has reported that it is also advancing the nearby Guadalupe deposit as a possible underground mine with initial production potentially by Q3 2013.

Franco-Nevada receives 50% of the gold produced from the Palmarejo mine in exchange for $400 per ounce increasing by 1% per year after the fourth anniversary following closing.  The attributable ounces are the greater of actual production and a minimum amount of 50 koz per year until payments have been made on 400 koz.  By the end of 2012, Coeur had paid Franco-Nevada just over 200 koz of gold of the 400 koz minimum.  In 2013, Coeur expects to produce between 98-105 koz of gold.

Coeur holds an extensive land position and exploration is being conducted on a number of targets on measured and indicated gold resources which, as at December 31, 2012, grew 370% from 205-964 koz compared to measured and indicated resources as at December 31, 2011.  Gains were realized in the immediate Palmarejo mine area followed by La Patria and Guadalupe.  In 2013, over 95% of a $15.8 million exploration program in Mexico is earmarked for the Palmarejo district.

Please see the section headed “Palmarejo Mining and Technical Information” for further information in respect of the Palmarejo project.

MWS, South Africa

MWS is a gold and uranium tailings recovery operation located near Stilfontein, approximately 160 km west of Johannesburg, South Africa.  The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.  It also includes a modern tailings storage facility approximately 15 km from the gold plant modules where residues from the treatment plants are deposited.

Franco-Nevada has the right to purchase 25% of the gold produced from the MWS dumps for ongoing payments equal to the lesser of $400/oz of payable gold (subject to a 1% inflation adjustment starting after 4 years) and the then prevailing market price of gold.  Franco-Nevada acquired its interest in MWS as a result of its acquisition of Gold Wheaton in March 2011.

AngloGold Ashanti purchased the operation from First Uranium Corporation in July 2012.  Franco-Nevada is entitled to receive 25% of all the gold produced through the MWS plant including treatment of AngloGold Ashanti’s tailings until Franco-Nevada has received 312,500 ounces of gold, starting on January 1, 2012.  In 2012, Franco-Nevada received 19.8 koz of gold.

Tasiast, Mauritania

Franco-Nevada has a 2% NSR royalty on the Tasiast project operated by Kinross.  The royalty originally covered three large permit areas in Mauritania, West Africa of which the most prominent is Tasiast with a currently reported mining license area of 312 km2 and a total exploration license area of 3,118 km2.  Franco-Nevada’s royalty became payable once cumulative production exceeded 600 koz of gold and this threshold was crossed in the third quarter of 2011.  In 2012, Tasiast produced 185 koz of gold.

Kinross acquired control of Tasiast in September 2010 pursuant to its acquisition of Red Back Mining Inc.  Kinross expects to complete a pre-feasibility study for construction of a mid-sized Carbon-In-Leach mill in the 30,000 tpd range in 2013.  Kinross has made the decision not to proceed with further study or implementation of a previously announced 60,000 tpd mill option.

Approximately 330,000 metres were drilled at Tasiast in 2012 of which most of the drilling (approximately 275,000 metres) focused on targets outside the 8 km footprint of the Tasiast deposit.  Recent exploration results from two step-out drilling targets outside the current resource footprint at Tasiast have confirmed the presence of narrow, high-grade veins.

Subika, Ghana

In late 2009 and early 2010, Franco-Nevada acquired a 2% NSR royalty which covers a 78 km2 area over the Subika deposit at the southern end of Newmont’s Ahafo Mine, Ghana (shown in the schematic).  Franco-Nevada’s royalty is believed to cover most if not all of the Subika open pit as well a majority of the Subika underground mineralization identified to date.

The royalty is payable once a total of 1,200 koz of gold has been produced from the royalty property.  That hurdle was reached in Q3 2012.  Franco-Nevada estimates that production on royalty ground will increase significantly over the next few years once the Subika open pit and underground expansion production begins. Newmont reported 561 koz of gold production in 2012 for the entire Ahafo mine and estimates production between 525-575 koz of gold for 2013.

At the 2013 Indaba Conference, Newmont stated that the Ahafo mill expansion is planned for startup in 2015 with the potential to accelerate 150-160 koz of gold production by 2016.  Newmont has indicated that there is significant potential longer-term underground mining at Subika.

Cerro San Pedro, Mexico

Franco-Nevada has a 1.95% GR royalty that covers most of the known mineralization on the Cerro San Pedro project operated by New Gold.  Cerro San Pedro is located near San Luis Potosi in central Mexico.  The project property is a gold-silver, open pit, run-of-mine heap leach operation and consists of 36 mining and exploration concessions totaling 78 km2 in the historic Cerro San Pedro mining district.

New Gold reported Cerro San Pedro 2012 production of 138 koz of gold and 1,939 koz of silver.  For 2013, New Gold expects to produce between 140-150 koz of gold while silver production is expected to decrease due to the planned processing of lower silver grades as a result of mine sequencing.  Silver production is expected to be 1,400-1,600 koz in 2013.

Edikan, Ghana

In 2011, Franco-Nevada acquired an effective 1.5% NSR royalty on Perseus’ Edikan gold mine  in Ghana.  Perseus has 650 km² of tenements centered on the Ashanti Gold Belt including two mining leases that are the focus of initial production.

Perseus reported that first gold production was achieved on August 21, 2011 and the mine achieved commercial production on January 1, 2012.  Edikan experienced some startup issues with production falling short of expectations.  Having solved the mechanical issues at the operation, Perseus expects to be producing gold in line with budgets in 2013.  Perseus expects to produce between 209-229 koz of gold in 2013 and is currently updating longer-term production plans aimed at increasing net present value of the Edikan property.  Perseus had previously stated that production was expected to increase to 290 koz of gold.

Perseus has a large land tenement package that is located in close proximity to AngloGold Ashanti’s large Obuasi mine.  Perseus is expected to conduct extensive drilling and exploration on the property in the years ahead as focus moves away from construction and operating.

Cooke 4, South Africa

Cooke 4, which was formerly known as the Western Areas Gold Mine or Ezulwini, is an underground mine located near the town of Westonaria approximately 40 km west of Johannesburg, South Africa.  The mine was re-opened in 2008.  Facilities include shafts to access the Upper Elsberg and the Middle Elsberg reef horizons, ancillary infrastructure and surface gold and uranium plants with capacity of 200,000 tonnes per month (“tpm”) and 100,000 tpm respectively.

Franco-Nevada, as a result of its acquisition of Gold Wheaton, has the right to purchase 7% of the gold produced from Cooke 4 mine ores for an amount equal to the lesser of $400/oz of payable gold (subject to a 1% inflation adjustment starting after 4 years) and the then prevailing market price of gold.

Gold One International Limited (“Gold One”) purchased the operation from First Uranium Corporation in 2012.  The Cooke 4 operation is contiguous to Gold One’s Cooke Underground and Randfontein Surface operations and allows for the sharing of services between Cooke 4 and Cooke 1-3 facilities resulting in a reduction in operating costs.

Franco-Nevada expects to continue to receive its 7% gold stream interest on gold produced from the Cooke 4 mining lease.  Franco-Nevada has been advised that Gold One is exploring the potential to process ore from its nearby Cooke operation at the Cooke 4 mill and while this ore will not be subject to the Franco-Nevada gold stream, it could improve the overall economics of the Cooke 4 operation.

In 2012, 2 koz of gold was delivered to Franco-Nevada’s account under the Cooke 4 stream agreement.

PGM Assets

Stillwater, Montana

Stillwater Mining Company (“Stillwater”) owns and operates the Stillwater mine and the East Boulder mine in Montana.  Production began in 1986 at the Stillwater mine and in 2002 at the East Boulder mine (together, the “Stillwater complex”).  Franco-Nevada has a 5% NSR royalty on all commercially recoverable metals produced from 813 of the 995 claims that cover the Stillwater complex.  The amount of the royalty is reduced by permissible “onward processing” deductions which have averaged 10-12% of revenue over the last several years.

Based on Franco-Nevada’s estimates, Franco-Nevada’s NSR royalty currently covers 80-85% of the Stillwater mineral reserves and mineral resources and 100% of the East Boulder mineral reserves and mineral resources.  Historically, because of reliance on near-shaft stopes in the Stillwater mine, production has been sourced disproportionately from non-Franco royalty ground, however, in recent years the percentage of Stillwater complex production subject to Franco-Nevada’s royalty has increased, averaging approximately 85% since 2005.

Stillwater has reported 2012 mine production of 514 koz of PGMs which exceeded Stillwater’s guidance for production of 500 koz of PGMs.  For 2013, Stillwater anticipates production of approximately 500 koz of PGMs from the Stillwater complex.  Projecting beyond 2013, Stillwater expects first production from its Graham Creek project at the East Boulder Mine in late 2014.  In addition, Stillwater is initiating development of the Far West project, a new undeveloped mining area with attractive ore grades situated within the Stillwater Mine. With Graham Creek and Far West both on line in 2017, Stillwater estimates annual production of PGMs from the Montana operations should total approximately 575 koz.

Sudbury (PGM), Ontario

Franco-Nevada acquired three precious metals streams in the Sudbury basin of Ontario with its acquisition of Gold Wheaton on March 14, 2011.  Franco-Nevada is entitled to purchase 50% of the precious metals contained in ore produced from the footwall portions of three separate mines in the Sudbury basin of Ontario for $400 per gold equivalent ounce (subject to an annual 1% inflation adjustment).  At the time of acquisition by Franco-Nevada, the mines were operated by Quadra FNX which was acquired by KGHM in March 2012.

The three mines are the Levack (Morrison deposit), Podolsky and McCreedy West mines.  The footwall deposits are primarily rich in palladium followed by platinum and gold.  The PGM revenues are reported separately from the gold revenues.  KGHM does not have processing facilities in Sudbury and sells the ore to third parties for processing.  The stream is calculated based on contained precious metals in the delivered ore rather than payable metals as is common in many royalty and stream arrangements.

Levack (Morrison deposit):  The stream agreement applies to the Levack (Morrison deposit) which has been in production since 2007.  In late 2011, Quadra FNX and Xstrata Nickel (“Xstrata”) entered into an agreement which allowed Quadra FNX to utilize the underground infrastructure of Xstrata’s Craig Mine.  KGHM expects that the use of Xstrata Nickel’s Craig infrastructure will significantly improve the operational flexibility and provide additional mining and drill access in the deeper high grade portions of the Morrison deposit.

McCreedy West Mine:  The stream agreement applies to the PM and 700 deposits at the McCreedy West mine which has been in production since 2003.  In Q3 2011, McCreedy West changed from mining copper and precious metal-rich ores to mining contact nickel ores.

Podolsky Mine:  The stream agreement applies to the 2000 and North deposits at the Podolsky mine which has been in operation since 2008.  The operator reported that it plans to put Podolsky on care and maintenance once existing mineral reserves at the 2000 deposit are mined which is expected to be by the end of Q1 2013.

Pandora, South Africa

The Pandora property is a joint venture between Anglo American Platinum Limited (“Angloplat”), Lonmin Plc (“Lonmin”), Bapo-Ba-Mogale Mining Company and Mvelaphanda Resources and forms part of the Bushveld complex approximately 40 km east of the town of Rustenburg, South Africa.

Franco-Nevada has a 5% NPI royalty on Pandora.  The royalty also provides for AMR payments of ZAR 100,000 (approximately $12,200).  Production in 2012 at Pandora was heavily impacted by the labour unrest at Lonmin’s Marikana operations in H2 2012, but Pandora has since resumed normal operations.  The estimated mineral resource at Pandora increased significantly in 2012 following the completion of a large drilling program conducted in 2011 and a number of smaller drilling programs conducted since 2008.  According to Lonmin, measured and indicated mineral resources increased (on a 100% basis) to 24.9 Moz 3PGE+Au as of September 30, 2012 compared with 8.6 Moz 3PGE+Au as of September 30, 2012.

The mine is an underground operation and exploits the UG2 reef horizon with access via a decline from surface.  Ore is sold to Lonmin for further processing.  A shaft deepening project with new deeper production levels is underway and it is expected that the centre of gravity of future mining will shift towards ground covered by Franco-Nevada’s 5% NPI royalty when it is completed.  The operators reported production in 2012 to be 62 koz of PGMs.

Other Minerals Assets

Mt Keith, Western Australia

Franco-Nevada owns both a 0.375% GR royalty and a 0.25% NPI royalty on lands including the Mt Keith nickel operation in Western Australia, located 460 km north of Kalgoorlie.  BHP Billiton Limited (“BHP Billiton”) is the operator of Mt Keith.  The 0.375% GR royalty was acquired by Franco-Nevada in 2009.  Mt Keith is a large, low-grade disseminated nickel sulphide ore body with an open pit mine.  Mt Keith has a mining rate of approximately 40 million bank cubic metres (“bcm”) per annum.  Concentrator ore throughput is approximately 11.5Mtpa with 68% recoveries.  The production capacity is 35-40,000 tpa of nickel in concentrate, at approximately 20% nickel grade.  Mining commenced in 1993 with the first nickel concentrate produced in 1994.  In its June 30, 2012 Annual Report, BHP Billiton reported that Mt Keith has an estimated mine life of 13 years.

Throughout its operating life, Mt Keith has stockpiled a large volume of high talc ore.  In December 2011, a talc redesign project was commissioned which allows the Mt Keith concentrator to obtain full value from processing talc-bearing ore.  In February 2012, the mining rate at Mt Keith was expected to be reduced and stockpiled ore would be used to produce nickel concentrate, keeping output close to current levels.

Peculiar Knob, South Australia

Franco-Nevada has a variable dollar per tonne royalty on the Peculiar Knob iron ore deposit located northwest of Prominent Hill in South Australia.  The royalty rate is A$0.5985 multiplied by the percentage of iron ore content in ore shipped and also adjusted for movements in the iron ore index price from a base date of December 4, 2003.  Franco-Nevada estimates this royalty to be comparable to a 2% gross royalty at current prices.  Franco-Nevada’s royalty interest covers 251 ha and includes all known mineral reserves and mineral resources of the Peculiar Knob iron ore deposit.

Development of Peculiar Knob was well advanced in October 2011 when Arrium Limited (“Arrium”) purchased the project and Arrium invested A$83 million to complete the project.  On October 10, 2012, Arrium announced its first ore sale from Peculiar Knob and, on December 24, 2012, Arrium announced first ore shipped through Whyalla Port.  On February 19, 2013, Arrium reported production from Peculiar Knob for 2012 of 1,130 thousand tonnes (“Kt”) iron ore mined, 273Kt processed, and 126Kt shipped.  Royalties are paid quarterly on iron ore processed.

During 2012, Arrium continued work on the Whyalla Port expansion from 6Mtpa to 13Mtpa.  The Whyalla Port expansion is expected to be completed mid-2013 at a total cost of A$200 million.  Arrium expenditures totaled A$154 million to December 31, 2012.  Once completed, Arrium intends to increase Peculiar Knob production rate to 3.6Mtpa.

Exploration Assets

Franco-Nevada has interests in 137 exploration stage mineral properties as at March 19, 2013.  By commodity, these include 115 gold exploration assets, 2 PGM exploration assets and 20 other minerals exploration assets.  Exploration assets are speculative and unlikely to generate revenue to Franco-Nevada in the next five years.  While some of these assets are associated with properties that have production, mineral reserves or mineral resources, Franco-Nevada’s exploration stage property interests are estimated to be outside known mineral resources or require mineral reserves or mineral resource additions to become economic.  A good portion of the properties are inactive and may not see activity again.  Some of the properties are in proximity to producing or advanced projects discussed above.  Franco-Nevada has not visited or audited its full list of exploration assets and has relied on operator reports, public disclosures and title searches to determine which properties are in good standing.  It is possible some properties may have lapsed.  Exploration assets that have been reclassified in the past year as producing or advanced assets are Sterling, in Nevada (producing asset), Butcher Well, Edna May (Westonia) and Moyagee (Wyooda Thangoo), in W. Australia (advanced assets).

The following table is a list of exploration assets of Franco-Nevada as at March 19, 2013.  Assets that have had their terms or leases expire and have been written off are not listed.  In 2012, no mineral exploration assets were written off.

Exploration Assets as at March 19, 2013

Asset	Operator	Interest and %(1)
CANADA
Eskay Creek, British Columbia	Barrick Gold Corporation	1% NSR (Au, Ag, Pb)
Myrtle Proserpine, British Columbia	Barkerville Gold Mines Ltd.	3% NSR (All Minerals)
Tide, British Columbia	0945473 B.C. Ltd.	1.5% NSR (All Minerals)
Trout Lake (MAX Moly Mine), British Columbia	Roca Mines Inc. (Forty Two Metals Inc.)	2.5% NSR (All Minerals)
Monument Bay, Manitoba	Mega Precious Metals Inc.	2-3% NSR (Au)
Oxford Lake, Manitoba	Alto Ventures Ltd.	1.5-2.5% NSR (All Minerals)
Clan Lake (Sito Lake), NWT	Tyhee Gold Corp.	2-3% NSR (All Minerals)
Redstone (Coates Lake), NWT	Copper North Mining Corp.	3-4% NSR (Cu, Ag)
Butler and Sanderson (Diagnos), Ontario	MacDonald Mines Exploration Ltd.	ROFR on Diagnos Royalty (Diamonds/Base Metals)
Catharine 1, Ontario	Katrine Exploration and Development Inc.	1/3 of a 2-3% NSR (All Minerals)
Catharine 4, Ontario	Katrine Exploration and Development Inc.	2-3% NSR (All Minerals)
Detour (Mikwam), Ontario & Quebec	Alpha Minerals Inc.	0.4824% NSR (All Minerals)
Golden Highway (Aquarius), Ontario	St Andrew Goldfields Ltd.	1-2% NSR (All Minerals)
Golden Highway (Central Timmins), Ontario	St Andrew Goldfields Ltd.	0-1% NSR (All Minerals)
Golden Highway (Stock), Ontario	Brigus Gold Corp.	1% NSR (All Minerals)
Golden Highway (Stoughton), Ontario	Harte Gold Corp.	0.5-2.5% NSR (Au)
Golden Highway (Taylor), Ontario	St Andrew Goldfields Ltd.	1% NSR (All Minerals)
Hemlo (JOA), Ontario	Beaufield Resources Inc. (Jiminex option)	0.5-1% NSR (Au)
Kerrs Leases, Ontario	Sheltered Oak Resources Corp.	1-2% NSR (Au)
Kirkland Lake (KLG 2% NSR), Ontario	Kirkland Lake Gold Inc.	2% NSR (Au)
Kirkland Lake (KLG 2-3% NSR), Ontario	Kirkland Lake Gold Inc.	2-3% NSR (Au)
Kirkland Lake (Osisko 2% NSR), Ontario	Osisko Mining Corporation	2% NSR (Au)
Marathon PGM (Par Lake), Ontario	Stillwater Canada Inc.	2% NSR (Pt, Pd)
Newman-Heyson (Madsen), Ontario	Sabina Gold & Silver Corp.	1.5-2% NSR (All Minerals)
Newman-Todd, Ontario	Redstar Gold Corp.	1.5-2% NSR (Au)
Red Lake (Skinner), Ontario	Sabina Gold & Silver Corp.	1% NSR (All Minerals)
Shining Tree (Creso), Ontario	Creso Exploration Inc.	Option to acquire 2% NSR (All Minerals)
Shining Tree (Knight), Ontario	Bear Paw Resources Inc.	2-3% NSR (Au)
Timmins (Cripple Creek), Ontario	Richmont Mines Inc.	1.05-1.75% NSR (Au)
Timmins (Project 81), Ontario	Noble Mineral Exploration Inc.	Option to purchase 2.25% NSR (Au, Other Minerals)
Timmins (Sewell), Ontario	Richmont Mines Inc.	1.5-2.5% NSR (Au)
Timmins (West Porcupine), Ontario	Trillium North Minerals Ltd.	2% NSR (All Minerals)
Timmins (Whitney 1), Ontario	John Prochnau	2.5% NSR (All Minerals)
Timmins (Whitney 2), Ontario	Goldcorp Inc.	2.5% NSR (All Minerals)
Windarra (East Property), Ontario	Wesdome Gold Mines/Windarra Minerals	0.5% NSR (All Minerals)
Cadillac-Sphinx, Quebec	Agnico-Eagle Mines Limited	1.5% NSR (All Minerals)

Asset	Operator	Interest and %(1)
Casa Berardi (Caribou-Estrees), Quebec	IAMGOLD/Cogitore Resources	1.275-2.125% NSR (Au)
Casa Berardi (Dieppe), Quebec	Agnico-Eagle Mines Limited	2-3% NSR (Au)
Destiny (Rochebaucourt), Quebec	Alto Ventures Ltd.	3% NSR (All Minerals)
Eastmain, Quebec	Eastmain Mines Inc.	1-1.15% NSR on initial 250 koz (Au)
Galinee, Quebec	Nyrstar NV	1.5-2% NSR (Au)
Radisson, Quebec	Eastmain Resources Inc.	2% NSR (All Minerals)
Brewery Creek, Yukon	Alexco Resource/Golden Predator	$10-40/oz; capped at $300K (Au)
Wernecke, Yukon	Newmont Mining Corporation	1.2% NSR (All Minerals)

UNITED STATES
Zeolites, Arizona	Zeox Corporation	$1.50/ton plus escalator (Clay)
Castle Mountain, California	Telegraph Gold Corp.	1%, 4%, 5% NSR (Au)
Darwin, California	Project Darwin LLC	5% NSR plus other (Au, etc.)
Santa Rosa, California	Sungro Minerals Inc.	2% NSR; capped at $2M (Au, Ag, Zn, Cu, Pb)
Shoshone, California	Kenneth Henry, Tom Ver Hoef, Amargosa	2% NSR (Au, Ag, Zn)
Cripple Creek, Colorado	Hondo Minerals, Inc.	3% NSR (Au, Ag)
Corbin Wickes, Montana	Elkhorn Goldfields LLC	5% NSR (Au)
Elkhorn, Montana	Elkhorn Goldfields LLC	1.1875% NSR (Au)
Forest Products (Tuxedo Mine), Montana	Beartooth Platinum Corp	2% NSR (All Minerals)
Bald Mountain (White Pine), Nevada	Barrick Gold Corporation	1-5% GR (Au)
Chukar Claims, Nevada	Tesoro Gold Company	1.67% NSR (All Minerals)
Curtiss-Wright, Nevada	South Meadows Property Ltd.	2% NSR (Au)
EaglePicher Diatomite II, Nevada	EP Minerals, LLC	$0.25/short ton plus other
Getchell, Nevada	Barrick Gold Corporation	2% NSR (Au)
Goldstrike (Rodeo Creek), Nevada	Barrick Gold Corporation	4% NSR; capped at $500K (Au, Ag)
Limousine Butte, Nevada	McEwen Mining Inc.	1.5-2.5% NSR (Au)
Marigold (SAR), Nevada	Glamis Marigold Mining Company	5% NSR (Au)
Marigold (Trout Creek), Nevada	Newmont Mining Corporation	3% NSR (Au)
NMC/NGC Deeds Barium, Nevada	Barium, Inc.	3% GP (All Precious Metals)
NMC/NGC Deeds Pacific Spar, Nevada	Pacific Spar Corp.	3% GP (Au)
Preble, Nevada	Barrick Gold Corporation	10% NP (Au)
Preble (Pinson Fee), Nevada	Barrick Gold Corporation	1.5-7.5% NSR (Au, Ag)
Tonkin Springs, Nevada	McEwen Mining Inc.	1-2% NSR (Au)
Malone, New Mexico	Evolving Gold Corp.	2% NSR (Metals, Ores, Minerals & Concentrates)
Boling Dome, Texas	Total E&P USA/H&L Newgulf	$0.0028225 per long ton (Sulfur)
Hobson Pearson, Texas	Bridge Oil	20% OR (Uranium)
Texas Sulfur, Texas	Pacific Coast Mines, Inc.	4% GR (Sulfur)
Kings Canyon, Utah	Geomark Exploration Ltd.	4% NSR (Au)
Silver Bell, Utah	Unico, Inc.	5% NSR plus other (Au, Cu, Pb, Zn)
Tintic, Utah	Keystone Surveys	1% NSR (All Minerals)
Davy Crockett, Wyoming	Pathfinder Mines Corp.	4% on FMV (Uranium)

AUSTRALIA
Blayney, New South Wales	Straits Resources Limited	2.25% NSR (All Minerals)
Brown’s Creek, New South Wales	Australian Native Landscapes/Hargraves	2.25% NSR (All Minerals)
Chariot Gold/Giants Reef, Northern Territory	Emmerson Resources Limited	A$17.10 or A$30/oz (Au)
Legend, Northern Territory	Legend International Holdings, Inc	1% Gross Revenue (All Minerals)
Reynolds Range, Northern Territory	ABM Resources NL	1-2.5% NSR (Au)
Rover, Northern Territory	Adelaide Resources Limited	1.5-2.5% NSR (All Minerals)
Tennant Creek, Northern Territory	Emmerson Resources Limited	1.29% NSR (Au)
Yambarra, Northern Territory	North Australian Diamonds Ltd et al	1.25% NPI (All Minerals)
Crush Creek, Queensland	Basin Gold Pty Ltd	2.75% GR (All Minerals)
Mt Carlton, Queensland	Evolution Mining Limited	2.75% GR (All Minerals)
Power Station, Queensland	Millmerran Power Partners	8.3% of cashflow; NPV threshold (Coal)
Tate River, Queensland	Sovereign Metals/Paladin Energy	2% NSR (All Minerals)
Top Camp, Queensland	Orion Metals Limited	0.5% Gross Returns (Au)/NPI (Other Minerals)
Third Plain, S. Australia	Perilya/Minotaur Exploration	0.5% NSR (Zn)
Agnew, W. Australia	Gold Fields Limited	2.5% GR (All Minerals)
Agnew-Cox, W. Australia	Gold Fields Limited	5% GR (Au)
Breakaway Dam (12 Mile), W. Australia	Norton Gold Fields Limited	$1/ton (All Minerals)

Asset	Operator	Interest and %(1)
Carbine North (Chadwin’s Dam), W. Australia	Blackham Resources/Phoenix Gold	3% NPI (All Minerals)
Day Dawn (Big Bell Gold), W. Australia	Westgold Resources Limited	1% GR (Au)
Duketon Southwest, W. Australia	South Boulder Mines/Independence Group	2% NSR (All Minerals)
Duketon West, W. Australia	South Boulder Mines/Independence Group	2% NSR (All Minerals)
Flushing Meadow, W. Australia	Orex Mining/Maximus Resources	1% NSR (Au, Other Minerals)
Gidgee (Wyooda Thangoo), W. Australia	Panoramic Resources Limited	$0.60/tonne (Au)
Hampton, W. Australia	BHP Billiton Limited	1.75% NSR (Au, Ag); 1% NSR (Other Minerals)
Heather Bore/Mount Clifford, W. Australia	Independence Group NL	1-2% NSR (Cu, Zn, Other Metals)
Ironstone Well, W. Australia	Orex Mining/Maximus Resources	1% NSR (All Minerals)
Jeffreys Gold, W. Australia	Mincor Resources NL	2% GP (Au)
Karonie (Aldiss), W. Australia	Integra Mining Ltd	$10-20/oz (Au)
Lady Jane, W. Australia	Phoenix Gold Limited	4.5% GR (Au)
Lake Maitland, W. Australia	Mega Uranium Mining /Jaurd/Itochu	1% NSR (All Minerals)
Lake Percy, W. Australia	Norilsk Nickel	2% NPI (All Minerals)
Langford’s Find, W. Australia	Enterprise Metals Limited	2% NSR (All Minerals)
Marvel Loch (May Queen), W. Australia	St Barbara Limited	$0.50-1.00/cubic metre (Au)
Matilda, W. Australia	Blackham Resources Ltd	3-5% NSR (Au); 2% NSR (Ni)
Matt Dam, W. Australia	Norton Gold Fields Limited	A$0.60/tonne (A$1.00/t x 60%) (Au)
Miranda (Ni), W.Australia	Breakaway Resources Limited	0.5% of Production (Ni)
Miranda Gold, W. Australia	Gold Fields Limited	3% GR (Au)
Munni Munni (Elizabeth Hill), W. Australia	Platina Resources Limited	One-time payment on production (Au and/or Pt)
Randwick Gold Hill, W. Australia	E Bouverie, Trindal P/L, Lucas Gold P/L et al	1-1.5% GR (Au)
Red Lake, W. Australia	Echo Resources Limited	0.5 or 1.5% NSR (All Minerals)
Red October District, W. Australia	Saracen Mineral Holdings Limited	0.68-1% NSR (Au)
Sandstone II, W. Australia	Panoramic Resources Limited	$0.35/dry tonne (All Minerals)
Tanami, W. Australia	Astro Resources NL	1% Gross Revenue (All Minerals)
Western Lease, W. Australia	KCGM Pty Ltd (Newmont/Barrick)	1.25% GR (Au)
Windich South, W. Australia	Barrick Gold Corporation	1% NSR (All Minerals)
Yerilla, W. Australia	Wild Acre Metals Limited	2% NSR (All Minerals)

REST OF WORLD
Mara Rosa, Brazil	Amarillo Gold Corporation	1% NSR (Au, Ag)
La Coipa, Chile	Kinross Gold Corporation	3% NSR (Au)
Vizcachitas, Chile	Los Andes Copper Limited	1-2% NSR (All Minerals)
Hispaniola, Dominican Republic	Energold Drilling Corp.	0.6% NSR (All Minerals)
Camporo (Cacamuya), Honduras	First Point Minerals Corp.	0.6% NSR (Au, Ag)
Charaltyn, Kazakhstan	Kazakhymys PLC	$10.41/oz plus escalator (Au)
Magallanes, Mexico	Penoles	2-3% NSR (Au, Ag, Base Metals)
Ayahuanca, Peru	Geoandina Exploraciones SAC	1% NSR (Au)
Choreveco, Peru	Minera del Norte S.A./Aruntani S.A.C.	0.1-0.3% NSR (Au)
Dorato, Peru	Dorato Resources Inc.	2% NSR (All Minerals)
Nangali, Peru	Compass Resources/Indo Mines	1.5% NSR (Au)
NPI, Philippines	Nickel Asia Corporation	Production Payment
Demirci, Turkey	Ariana Resources PLC	2% NSR (Au)
Hasandagi-Dikmen, Turkey	Teck/Koza Altin	2% NSR (Au)
Karadag, Turkey	Koza Altin	2.5% NSR (Au)
Torul, Turkey	Koza Altin	1.5% NSR (Au)

(1)         Royalty terms have been simplified for presentation purposes.  Different terms may apply to certain portions of properties or by commodity.  Some royalties may have sliding scales tied to commodity price.  Others may include participation in sale proceeds of property or gross sales.

Oil & Gas Assets

Franco-Nevada’s Oil & Gas Assets include producing and non-producing lands located in British Columbia, Alberta, Saskatchewan, Manitoba and the Canadian Arctic. Producing lands include Crown, freehold, unitized and non-unitized oil & natural gas production. The properties contain long-life, low-decline reserves, include interests in frontier areas and are operated by experienced operators, including, among others, Cenovus Energy Inc. (“Cenovus”), Apache Canada Ltd. (“Apache”) and Canadian Natural Resources Ltd. (“CNRL”).

Please see “Reserves Data and Other Oil & Gas Information” for additional information regarding Franco-Nevada’s Oil & Gas Assets presented in accordance with the requirements of NI 51-101.  In addition, Oil & Gas abbreviations, conversions, information advisories and cautionary statements can be found in the “Reserves Data and Other Oil & Gas Information” section.

The following table sets forth certain financial and operating information concerning Franco-Nevada’s Oil & Gas Assets for the periods indicated.

	2012	2011	2010
Revenue to Franco-Nevada ($000)(1)	$	$	$
Significant Producing Assets	32,878	24,145	26,101
Other Producing Assets	8,058	10,778	9,695
Total	$40,936	$34,923	$35,796
Operating Costs ($000)	$3,214	$1,771	$1,476
Operating Statistics
Production (Boe/d)(2)	2,460	1,850	2,131
Production Split Ratio (oil:gas)(3)	66:34	51:49	48:52
Revenue Split Ratio (oil:gas)	95:05	83:17	70:30

(1)         Revenue refers only to payments made to Franco-Nevada.

(2)         Net to Franco-Nevada.

(3)         Natural gas volumes converted to Boe (conversion rate of six Mcf to one bbl).

Significant Producing Assets

The following describes the significant producing assets, the production from those assets net to Franco-Nevada and the proved reserves of those assets net to Franco-Nevada. The significant producing assets are the Weyburn Unit, Midale Unit and Edson Property which accounted for approximately 80% of Franco-Nevada’s Oil & Gas production revenue for the year ended December 31, 2012 and 95% of proved reserves for the year ended December 31, 2012.  As of December 31, 2012 proved reserves for the significant producing assets was 22,907 Mboe using forecast costs and prices.

Weyburn Unit, Saskatchewan

The “Weyburn Unit” is located approximately 129 km southeast of Regina, Saskatchewan and encompasses approximately 53,360 gross (net 7,689) acres in which the Mississippian Midale beds are unitized.  As of December 31, 2012, Franco-Nevada held an 11.71% NRI, a 0.44% ORR and a 2.26% WI in the Weyburn Unit. Production commenced from the Midale zone within the unitized area in 1955 under primary depletion (solution gas expansion).  Formation of the Weyburn Unit occurred in 1963 for the purpose of implementing an inverted nine-spot waterflood pressure maintenance scheme on 80 acre well spacing. Cenovus is the operator.

Current gross production capability of the Weyburn Unit is approximately 30,000 Bbls/d at an average water cut of 88.5%. Current production is from 627 gross (net 90.4) wells. Produced oil within the Weyburn Unit averages 31 degrees API and contains approximately 2.2% sulphur.

For 2012, revenue received by Franco-Nevada from the Weyburn Unit was $25 million and light/medium oil production net to Franco-Nevada was 887 Bbls/d. Franco-Nevada takes product-in-kind for the WI and NRI shares of this production and markets it through a third party marketer. As of December 31, 2012, Franco-Nevada’s proved reserves for the Weyburn Unit were 21,162 Mbbls.

On February 23, 2012, Franco-Nevada purchased an additional 1.15% WI in the Weyburn Unit.  The effective date of this acquisition was January 1, 2012.

On November 13, 2012, Franco-Nevada purchased an 11.71% NRI in the Weyburn Unit.  The effective date of this acquisition was October 1, 2012.

The following table sets forth the revenue and production from the Weyburn Unit for the periods indicated:

	2012	2011	2010
Revenue to Franco-Nevada ($000)(1)	$24,950	$12,314	$10,368
Production (Mbbl)(2)	325	146	149

(1)         Revenue refers only to payments made to Franco-Nevada.

(2)         Net to the Oil & Gas Interests.

Midale Unit, Saskatchewan

The “Midale Unit” was discovered in 1953 and the Midale Unit was formed in 1964 for the purpose of implementing a pressure maintenance scheme by water injection. The Midale Unit is located in southeast Saskatchewan approximately 40 km southeast of the city of Weyburn and encompasses 13,760 gross (net 376) acres with 242 gross (net 6.6) producing wells. Franco-Nevada holds a 1.59% working interest and a 1.14% gross override royalty interest in the Midale Unit.  Apache is the operator.

For 2012, revenue received by Franco-Nevada from the Midale Unit was $4.0 million and light/medium oil production net to Franco-Nevada was 132 Boe/d. Franco-Nevada takes product-in-kind for the working interest portion of this production and markets it through a third party marketer. As of December 31, 2012, Franco-Nevada’s proved reserves for the Midale Unit were 664 Mboe.

The following table sets forth the revenue and production from the Midale Unit for the periods indicated:

	2012	2011	2010
Revenue to Franco-Nevada ($000)(1)	$4,025	$4,099	$3,629
Production (MBoe)(2)	48	48	52

(1)         Revenue refers only to payments made to Franco-Nevada.

(2)         Net to Franco-Nevada.

Edson Property, Alberta

The “Edson Property” is located approximately 209 km west of Edmonton, Alberta and encompasses over 25,920 gross (net 3,888) acres, of which 4,480 gross (net 672) acres are currently undeveloped. Franco-Nevada has a 15% overriding royalty in this property. The wells are operated by CNRL. For 2012, revenue received by Franco-Nevada from the Edson Property was $3.9 million. For the same period, the property produced approximately 2.7 MMcf/d of natural gas and 109 Bbls/d of NGLs totalling 564 Boe/d of production net to Franco-Nevada from 137 gross (net 20.5) producing gas wells mainly from the Upper Cretaceous Cardium Formation, with lesser amounts from the Viking, Gething, Cadomin and Bluesky Formations. As of December  31, 2012, Franco-Nevada’s proved reserves for the Edson Property were 1,081 Mboe.

Gas is processed at the CNRL operated Galloway, Edson West and Ansell gas plants which extract natural gas liquids. These plants have a combined processing capacity of 146 MMcf/d. The main reserves bearing formation in the Edson Property area is the Upper Cretaceous Cardium Formation. The Edson Property lies in an area of northwest southeast trending fault traces where the faults ramp up through the Cardium Formation. The faults dip to the west. The best Cardium wells, both vertical and especially horizontal, have targeted the hanging wall of the updip leading edge of Cardium sand cycles. This potentially helps the wells take advantage of the better productivity associated with narrow areas of higher fracture density induced by the higher stresses related to deformation along the leading edges of the faults.

The following table sets forth the revenue and production from the Edson Property for the periods indicated:

	2012	2011	2010
Revenue to Franco-Nevada ($000)(1)	$3,902	$7,732	$12,104
Production (MBoe)(2)	207	256	360

(1)         Revenue refers only to payments made to Franco-Nevada.

(2)         Net to Franco-Nevada.

Other Producing Assets, Western Canada

The significant producing assets account for approximately 80% of total oil & natural gas revenues in 2012, while the other producing assets account for approximately 20% of total oil & natural gas revenues. The other producing assets are comprised of over 50 areas which include approximately 614 gross producing wells and 56 unitized oil & gas fields, and encompass a wide variety of royalty agreements and operators and are primarily located in Alberta and Saskatchewan.

The following table sets forth the revenue and production from Franco-Nevada’s other producing Oil & Gas Assets for the periods indicated:

	2012	2011	2010
Revenue to Franco-Nevada ($000)(1)	$8,058	$10,778	$9,695
Production (MBoe)(2)	205	225	214

(1)         Revenue refers only to payments made to Franco-Nevada.

(2)         Net to Franco-Nevada.

Undeveloped Oil & Gas Interests, Western Canada

Franco-Nevada does not include in its asset tabulations undeveloped oil & gas interests without reportable resources.  There are 160 agreements that cover these interests which include over 100,000 acres of undeveloped mineral title, non-producing lands within producing areas and approximately 80,000 gross (net 12,000) acres of unproved non-producing lands under lease.  These undeveloped interests are located in Alberta, Saskatchewan and Manitoba.

TECHNICAL REPORTS

Goldstrike Mining and Technical Information

Except where noted otherwise, the information set out below is based on the Goldstrike Report dated March 16, 2012, prepared by Roscoe Postle Associates Inc. (“RPA”), an independent consulting firm, in compliance with NI 43-101. The Goldstrike Report was prepared under the supervision of and endorsed by Chester M. Moore, P.Eng., R. Dennis Bergen, P.Eng., Wayne W. Valliant, P.Geo., Stuart E. Collins, P.E. and Kathleen Ann Altman, Ph.D., P.E., “qualified persons” under NI 43-101.

Property Description and Location

The Goldstrike Mine contains both open pit and underground operations plus process plant facilities. The Betze-Post open pit is a large scale operation utilizing a traditional truck and shovel fleet. The underground mine consists of ten separate zones stretching over a length of 12,000 ft and a vertical distance from 600 ft to 1,925 ft below surface.

The Goldstrike Mine property is located within the northern Carlin Trend on the western flank of the Tuscarora Mountains in Eureka and Elko Counties, northeastern Nevada, USA, approximately 38 miles northwest of Elko and 27 miles north-northwest of the town of Carlin.

The Goldstrike Mine area is composed of approximately 10,372 acres of surface rights of which approximately 1,922 acres are public lands administered by the BLM and 8,450 acres are patented and private lands owned by Goldstrike. There are approximately 8,736 acres of mineral rights ownership/control made up of 1,962 acres of public lands and 6,774 acres of private land. These rights are owned or controlled through ownership of various forms of patents issued by the USA and by ownership of unpatented mining and millsite claims held subject to the paramount title of the USA. The figures below show the location and the extent of land ownership of the Goldstrike Mine.

The Goldstrike property has various royalty shareholders with NSR and NPI agreements over various parts of the property. Key royalty shareholders are Franco-Nevada Corporation and Royal Gold, Inc.

Royalty interests held by Franco-Nevada cover the majority, but not all the Goldstrike complex. Reference is made to “Gold Assets — United States — Goldstrike, Nevada” for a description of the royalty interests held by Franco-Nevada in the Goldstrike complex. These royalties cover a substantial portion, but not all, of the reserves, resources, production and/or exploration targets reported by Barrick from the Goldstrike complex.  In addition to Franco-Nevada’s royalty interests, Royal Gold, Inc. holds a 0.9% NSR (gold) royalty on the SJ claims.

With respect to Environmental management considerations, Goldstrike has environmental groups and management systems to ensure that the necessary permits and licences are obtained and maintained. These groups also carry out the required monitoring and reporting.

Tailings from both the Pressure Oxidation (“POX”) and roaster operations are deposited in the North Block Tailings Disposal Facility (“NBTDF”) located immediately to the east of the roaster facility and the Meikle mine. The NBTDF operates as a zero discharge facility under a Water Pollution Control Permit with the Nevada Division of Environment Protection (NDEP). The NBTDF is expanded approximately every two years and is currently permitted through a Stage 9 expansion in 2011.

The BLM issued the Draft Environmental Impact Statement (EIS) (BLM/NV/EK/PLGI-08/22 + 1793) on August 22, 2008. Subsequently, the BLM issued an abbreviated Final EIS (BLM/NV/EK/ES-GI-09/10 + 1793) on March 27, 2009; it includes comments, responses to comments, and revisions to the Draft EIS. The approval of this EIS ensured the continuance of mining and processing for the Goldstrike operations.

The Goldstrike operation is within compliance, except for one monitor well associated with the AA Heap Leach pad. Monitoring and remediation of this situation has been addressed by the Goldstrike environmental department.

In the Goldstrike Technical Report, RPA stated that in its opinion reclamation estimates are realistic.

The figure below shows the footprint of mineralization and key infrastructure of the Goldstrike Complex.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Goldstrike is located in the Great Basin of northeastern Nevada, USA, and is accessed from Elko, Nevada, by travelling west approximately 26 miles on U.S. Interstate 80 to Carlin, Nevada, where State Route 766 provides access to the various mining operations, including Goldstrike. Access to the property is provided by access agreements with Newmont that allow for the use of various roads in the area and a right-of-way issued by the BLM. Most of these roads are paved and well maintained.

Annual temperatures range from minus 38ºF to plus 104ºF. Average annual snowfall averages 30 inches, while the annual rainfall averages 8-10 inches. The effect of climate on production is minimal. Approximately 2 shifts per year are lost due to the weather.

The mine is at an elevation of approximately 5,600 ft in the hilly terrain of the Tuscarora Mountains with elevations varying from 5,400 ft to 6,000 ft in the immediate area. Vegetation in the area is dominated by grass and shrubs.

The surface rights secured for Goldstrike are sufficient to provide the necessary space required for all mining and quarrying activities. Enough land area also exists on the property to accommodate all foreseeable processing plants, tailings impoundments, and waste disposal areas.

Goldstrike is located in a major mining region and local resources including labour, water, power, and local infrastructure for transportation of supplies are well established. The majority of the workforce lives in the nearby towns of Elko, Spring Creek, Carlin, and Battle Mountain.

The water for process and mining is delivered from dewatering production wells. The water supply is more than adequate for present and planned requirements. Active dewatering operations are required and a water management group is in place to carry out all dewatering including pumping, distribution, delivery, and disposal.

Barrick built a 115 Mega Watt natural gas-fired power plant that became operational in the fourth quarter of 2005. This allows Goldstrike the flexibility to provide power through a combination of self-generation and market purchases.

There is extensive infrastructure for the underground division. The entire infrastructure for the mine is operational and in place, and, where necessary, there are plans to improve and augment the infrastructure as required for future operations.

History and Production

The first discovery of gold in the Goldstrike property was in 1962 by Atlas Minerals. Soil samples and drilling discovered low-grade gold mineralization. In 1973 to 1974, the Nevada Syndicate (funded by Lac Minerals Ltd.) outlined shallow mineralization in the Long Lac and Winston areas. Polar Resources (“Polar”) in 1975, followed by Pancana Minerals Ltd. (“Pancana”) from 1976 to 1977, delineated the Number 9 deposit and several low grade zones within the Goldstrike intrusion to the east of the Nevada Syndicate property. From 1975 to 1977, Polar and Pancana operated a small open pit and heap leach.

In 1978, Western States Minerals Corporation (“Western States”) entered into a 50/50 joint venture with Pancana, which had consolidated the various claims and leases in the Goldstrike area. The bulk of the production was from oxidized zones, chiefly from the Long Lac, Bazza, and West Bazza deposits, plus some production from deposits within the Goldstrike intrusion. The Post deposit was discovered in 1982. Exploration continued until 1986 when a deep core hole was drilled and the Deep Post deposit was discovered.

American Barrick Resources Corporation acquired the mine and properties from Western States (50%) in December 1986 and subsequently purchased Pancana’s interest (50%) in January 1987 for a total purchase price of $62 million. A deep drilling program outlined the large, high-grade Deep Post deposit, which was subsequently found to continue onto the adjacent property owned by Newmont. Exploration drilling in 1987 to 1988 led to the discovery of a number of other deposits similar to Deep Post. These included Betze and Screamer, which, together with Deep Post, comprise the Betze-Post deposit. Other discoveries in 1987 and 1988 included the Deep Star, Rodeo, Meikle, South Meikle, and Griffin deposits.

Heap leach ore production from the Betze-Post pit continued from the time of purchase to the end of 1998. Oxide mill ore processing started in August 1988 and the autoclave portion of the mill commenced operation in early 1990. The processing of ores by the roaster began in 2000.

An asset exchange agreement with Newmont in 1999 resulted in the acquisition by Barrick of the Goldbug (the southern portion of Rodeo), West Rodeo, Barrel, and North Post deposits. These deposits were in the Newmont land corridor separating the Betze-Post and Meikle mines. The Banshee property north of the Meikle was also part of the exchange.

The following tables set out the production from the Goldstrike Open Pit Mine, the Goldstrike Underground Mine and the Goldstrike Plant Facilities for the years indicated.

Goldstrike Open Pit Mine Past Production

Year	Produced (000s)	Grade (oz/st Au)	Contained Gold (000 oz)
2004	9,434	0.156	1,472
2005	9,544	0.185	1,766
2006	8,519	0.177	1,508
2007	4,647	0.157	730
2008	12,952	0.155	2,008
2009	3,990	0.188	750
2010	13,734	0.134	1,840
2011	3,064	0.097	297
Total	65,883	0.157	10,370

Goldstrike Underground Mine Past Production

Year	Produced (000)	Grade (oz/st Au)	Contained Gold (000 oz)
1996	161	0.584	94
1997	775	0.837	649
1998	877	1.098	963
1999	998	1.071	1,068
2000	1,257	0.724	909
2001	1,372	0.561	770
2002	1,635	0.427	697
2003	1,631	0.383	625
2004	1,573	0.401	631
2005	1,463	0.382	559
2006	1,420	0.373	530
2007	1,300	0.354	460
2008	1,388	0.342	476
2009	1,515	0.366	458
2010	978	0.307	300
2011	1,154	0.284	327
Total	19,497	0.488	9,516

Mine production at Goldstrike has varied on an annual basis with the largest annual variance in production being the open pit mining where ore production is a function of the ore availability in the pit.  The large annual variance is smoothed through the use of stockpiles.  The total annual gold production and the total gold mined on an annual basis are shown in the table below.  The difference between the contained gold mined and the gold production is a combination of metallurgical recovery, material taken from stockpiles that existed before 2004, and other minor items such as the inclusion of the Storm site in reported Goldstrike production after the first quarter of 2010.

Goldstrike Mine — Plant Facilities Past Production

	Gold Mined	Gold Produced
Year	(000 oz)	(000 oz)
2004	2,103	1,943
2005	2,325	2,024
2006	2,038	1,865
2007	1,190	1,629
2008	2,484	1,706
2009	1,208	1,419
2010	2,140	1,239
2011	624	1,002
Total	14,112	12,827

Note: In 2011, approximately 86,000 ounces of gold were also recovered at Goldstrike from ore originating at the nearby Storm operation.

The Goldstrike Mine operates on a general production schedule of 24 hours per day, seven days per week. Production blasts are scheduled for five days per week. In 2010, the fleet averaged a production rate of approximately 11.6 million tons per month mined. This production figure is a combination of both ore and waste tons.

Geology and Mineralization

The Goldstrike Mine is located in the eastern Great Basin (Basin and Range Province) within the northern Carlin Trend on the western flank of the Tuscarora Mountains. The Carlin Trend is an alignment of gold mines located in a northwest-southeast belt extending five miles wide and 40 miles long, which accounts for more gold production than any other mining district in the United States. The northern trends account for in excess of twenty gold mines and deposits.

Carlin deposits comprise stratabound disseminated gold mineralization hosted by Silurian-Devonian carbonate rocks that have been metamorphosed to varying extents. The deposits are hydrothermal in origin and are usually structurally controlled. The carbonate host rocks are part of an autochthonous miogeoclinal carbonate sequence exposed as tectonic windows beneath the Roberts Mountains allochthon. The allochthonous rocks are a sequence of lower Paleozoic dominantly siliciclastic eugeoclinal rocks that were displaced eastward along the Roberts Mountains Thrust over younger units during the Upper Paleozoic Antler orogeny.

The western or siliciclastic allochthonous assemblage consists of mudstone, chert, siltstone, and minor limestone and includes imbricate thrust slices of Devonian Slaven, Silurian Elder, and Ordovician Vinini formations. The eastern autochthonous assemblage of carbonate rocks consists of calcareous mudstone, siltstone and sandstone of the Rodeo Creek unit, muddy limestone of the Devonian Popovich Formation, silty limestone to massive fossiliferous limestone of the Silurian-Devonian Roberts Mountains Formation, sandy dolomite of the Ordovician Hanson Creek Formation, quartzite of the Ordovician Eureka Quartzite, and limestone, cherty limestone and dolomite of the Ordovician Pogonip Group.

Jurassic quartz diorite, as plugs, sills, and dikes, has intruded the Paleozoic sedimentary rocks. Dikes and sills of Jurassic monzonite and lamprophyre, and Tertiary dacite and rhyodacites, are mapped in the area.

Gold mineralization was emplaced approximately 39 million years ago along favorable stratigraphy and structural features such as faults and folds, and along contacts between sedimentary rocks and the Goldstrike stock. Faulting provided major conduits for mineralizing fluids and may also have produced clay alteration that can act as a mineralizing barrier. Intense fracturing around the contact zone of the Goldstrike stock caused solution collapse and brecciation of the surrounding sedimentary units. Secondary fracture permeability was generated along the crests of anticlines, creating focal points for collapse breccia and dissolution zone formation. Finally, lithology and alteration contacts act as permeability barriers to fluids causing mineralization to pond along them particularly where feeder structures intersect these contacts. Alteration is characterized by decalcification of limestone, silicification of all rock types, and clay development in structurally disturbed areas.

The gold mineralization is associated with silicification, argillization, and sulfide mineralization. In sulfide ore, the gold is intimately associated with very fine-grained pyrite and marcasite and is refractory. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the historic Post Oxide deposit. Associated sulfide minerals include arsenopyrite, realgar, orpiment, and stibnite. Gangue minerals include quartz, calcite, and barite. Realgar and orpiment are generally low in abundance; however, these minerals are locally common in stockwork veinlets, fracture fillings and breccia matrices.

Exploration and Drilling

To date, surface geological mapping and prospecting has been completed on the property, with pit mapping ongoing. In excess of 14,000 diamond and reverse circulation (“RC”) holes have been drilled on the property to the end of 2010. Geochemical soil and rock sampling was carried out on the property in early exploration. Geophysical surveys include airborne and ground magnetometer; gravity; time domain pole-dipole induced polarization (“IP”); DC resistivity; Controlled Source Audio Magnetotellurics (“CSAMT”) and Magnetotellurics (“MT”); time domain MT/IP using a distributed assay system; electrical logging of drill holes; and downhole IP. Gold mineralization is not directly detectable by geophysical methods; however, surveys map subsurface properties that are useful in interpreting lithology, alteration, and structure as guides to gold mineralization. Aerial photographic surveys are performed every one to two years for open pit survey control.

Open Pit

The current Mineral Reserves at Goldstrike were defined by drilling from 1994 to 2005 with additional in-fill drilling from 2006 to present. Most of the drilling prior to 2003 was diamond drilling and RC drilling has been used since then. The geometry of mineralization can be highly variable, controlled by fracturing related to faulting and folding as well as by favorable stratigraphy and variations in rock chemistry, porosity, permeability, bedding habit, etc. Drilling is done at various angles to structural and stratigraphic controls so as to determine true heights and widths of mineralization. Drill sampling and geological interpretations completed prior to mining are generally effective in predicting the orientation of mineralization.

The in-pit resource area has been explored by drilling on a grid pattern of 100 ft to 175 ft. Drill hole spacing through the Betze, West Betze, and Screamer deposits is approximately 150 ft to 175 ft, and at Post and North Betze is roughly 150 ft. West Barrel is drilled at roughly 130 ft spacing or less and the pattern has been tightened to 100 ft for the North Screamer Zone.

Drilling on a regular spaced grid has under-represented tightly controlled high grade mineralization in many cases (North and South walls) and over-represented high grade mineralization in at least two cases (North Betze area and along the Dillon fault zone near the base of mineralization). Local downhole deviation has the possibility to influence the representivity of samples in deposits. Angled drill holes are used to deliberately drill opposed to the preferred direction of downhole deviation. RC drilling (6¼ in.) accounts for approximately two thirds of the drilling, with one third diamond drilling at HQ to NQ (2½ in. to 17/8 in.) core diameter. The database also contains some underground drilling collared north of the pit. The table below summarizes drill hole database statistics up to December 31, 2011.

Drill Hole Database Statistic — Goldstrike Mine

Count 10,507

Sum 7,003,595 ft

Minimum Length 1 ft

Maximum Length 4,258 ft

Sub Vertical (<80o)	Inclined (-20[o] to -80o)	Sub-Horizontal & Uppers (>20o)
8,175	1,693	639
5,135,961 ft	1,575,639 ft	291,995 ft
73%	23%	4%

As-planned drill hole collar locations are set out by the open pit surveyors using Trimble High Precision GPS to determine the location of every hole and to establish foresights for all angle holes. After the holes are drilled, the surveyors again pick up the as-built collars using GPS.

Downhole surveys are performed on all new exploration drill holes except for very shallow (<200 ft) vertical holes. Downhole surveys by gyro instrumentation are performed under contract by International Directional Services LLC (IDS). Most of the diamond drill holes have been surveyed downhole, whereas less than a third of RC holes are surveyed for deviation. Of the 36% of the holes in the database that are surveyed downhole, most measurements have been taken at 25 ft, 10 ft, and 40 ft intervals.

Underground

Both RC and diamond drilling are used underground at Goldstrike. Over 13,400 underground holes have been drilled up to December 31, 2011 with the majority being RC holes.

The table below summarizes the underground drilling undertaken at Goldstrike up to December 31, 2011.

Underground Drilling to EOY2011

Footage

Type	Rodeo	Meikle	North Post	Banshee	Utility	Total
Underground Exploration	160,830	167,359	73,722	71,539		473,450
Underground	671,424	1,306,300	80,866	24,910	15,855	2,099,355
Total	832,254	1,473,659	154,588	96,449	15,855	2,572,805

Number of Holes

Type	Rodeo	Meikle	North Post	Banshee	Utility	Total
Underground Exploration	351	301	118	116		886
Underground	4,005	8,007	302	81	134	12,529
Total	4,356	8,308	420	197	134	13,415

The majority of the stope definition drilling is performed using RC. The holes are drilled in areas where the geology and mineralization are generally well understood and serve the purpose of better defining the ore zones prior to extraction. Drill hole lengths vary from 50 ft to 600 ft.

For programs categorized as Capital Drilling and for exploration/step-out drilling, the holes vary in length from 150 ft to more than 1,200 ft. These holes are usually pre-collared using RC and drilled as far as ground conditions will permit. The holes are then switched over to core drilling.

When drilling is complete, the collars of the exploration holes are surveyed to determine their final elevation, northing, easting, azimuth, and dip.

Drill spacing is initially done at 100 ft and 50 ft section spacing. Follow-up RC definition drilling is done on fans 25 ft apart, depending on the geologist’s specific requirements, and holes are oriented to hit the target at a spacing of 25 ft to 30 ft. Core and RC holes are logged for lithology, stratigraphy, basic structural data, recovery, degrees of alteration, and mineralization. Core is further scrutinized for detailed structural information like faults and bedding angles as well as rock mass rating (“RMR”).

In 2009, underground delineation drilling tested for expansion of the North Post deposit after completion of the 4330 drift. There was 15,300 ft of reserve conversion drilling in North Post. In 2010, reserve conversion drilling consisted of 23,005 ft in Banshee and 55,737 ft in North Post. In 2011, planned reserve conversion drilling included 24,000 ft in North Post, 36,000 ft in Banshee and 15,000 ft below the water table (3,600 ft elevation) in the rest of the mine. Actual drilling in 2011 included reserve conversion drilling at Rodeo (23,227 ft in 129 holes), at Meikle (24,953 ft in 171 holes), and at North Post (8,994 ft in 38 holes). No reserve conversion drilling was reported at Banshee.

In the Goldstrike Technical Report, RPA stated that, in its opinion, the drilling, core handling, and logging protocols are appropriate and are being carried out to a reasonable standard.

Sampling, Analysis and Sample Security

Diamond drill core is washed and photographed prior to logging, splitting and sampling in five foot intervals. In areas where mineralization was not expected, a 20 ft sample interval may be used by sampling a chip, approximately one inch, per one foot section. These 20 ft intervals may be further subdivided into the standard five foot sample interval if warranted by assay results from the 20 ft chip samples.

Exploration geotechnical logging is carried out in mineralization and 100 ft into the hanging wall and footwall. Underground geotechnical logging is completed for the total length of the hole.

The upper portions of RC drill holes are sampled at lengths of 10 ft where there is no potential for significant mineralization. In mineralization, RC holes are sampled on five foot intervals similar to core holes. RC samples are returned through the cyclone and automated splitter and are collected by the drillers and inserted into marked bags and tagged by a plastic label with a unique barcode that includes the hole number and the sample interval.

For underground sampling where needed and accessible, chip channels are taken along the wall of the stope in five foot intervals and placed in a sample bag. The distance to the chip sample is measured from a known survey point. The samples are sent to surface where they are inventoried by the core-shed geotechnicians before being sent to the laboratory for analysis. Where there is a paucity of diamond drilling, short test holes are drilled underground using a production rig. Chips are collected and sent to the laboratory for gold analysis only. The purpose of this method is to quickly identify ore zone contacts for stope definition.

Open pit blasthole samples and underground blasthole samples are delivered by Goldstrike personnel to the Goldstrike onsite assay laboratory. Occasionally, if the site laboratory is over capacity, samples will be sent to an outside ISO 9000 registered commercial laboratory. These samples are delivered by Goldstrike personnel or are collected by laboratory employees.

In the Goldstrike Technical Report, RPA stated that in its opinion, the sampling methods and practices in the open pit and underground are appropriate and are being carried out in a reasonable fashion and that these samples are representative of the volumes included in the estimates of Mineral Resources and Mineral Reserves.

Open Pit  Samples

Samples from the Betze-Post core drilling of 1991 to 1993 and exploration samples from drilling since mid-2003 have been consistently prepared and analyzed by contract assay laboratories. Sample preparation and analysis from drilling completed at other dates has been performed both on site at the Goldstrike Mine assay laboratory and by contract. Both internal and external check assays have been performed by independent laboratories. The 2003 and later exploration drilling samples have been sent exclusively to the ALS Chemex Assay Laboratories due predominantly to manpower issues.

At the ALS Chemex Elko preparation laboratory, the Goldstrike exploration samples are dried, crushed to less than 70% minus 10 mesh, and riffle split with a 250 g subsample pulverized to greater than 85% minus 200 mesh. ALS Chemex ships the pulp samples to its Vancouver laboratory for assay or occasionally to its Reno laboratory.

Sample preparation at the Goldstrike Mine laboratory is fully automated. It uses three state-of-the-art automated preparation systems. All of the samples are oven dried prior to crushing. Samples are logged in, weighed (prior to crushing), crushed to -10 mesh, and fed to an automated pulverizing/splitting/weighing system. When the samples come out of this unit, they are at +90% passing 100 mesh and they are already weighed for analysis. The system weighs several splits of each sample, five at 15 g and one at 100 g.

At ALS Chemex, fire assay fusion is done on a 30 g aliquot (one assay ton) with an atomic adsorption spectrometry (“AAS”) finish. Samples that exceed the upper detection limits of 7 ppm for AAS are rerun using a gravimetric finish. ALS Chemex laboratories in Nevada are certified to standards within ISO 9001-2008. Internal quality assurance/quality control (“QA/QC”) batch duplicates showing wide variation are re-assayed using the metallic screen method to improve assay confidence for possible free gold intervals.

In addition to gold assays, all blasthole samples, and specific exploration drill hole intervals identified for process route metallurgical characteristics, are analyzed for sulfide, carbonate, total carbon by LECO furnace, as well as preg-robbing carbon assays, at the Goldstrike Mine laboratory. For RC holes drilled since 2003, Goldstrike Mine personnel have identified intervals for compositing based on gold values. ALS Chemex creates 20 ft composites for these intervals from the five foot samples. The homogenized composites are then returned to the Goldstrike Mine laboratory for analysis of metallurgical characteristics. A program of identifying intervals for process route characteristics in pre-2003 drill holes and reanalyzing archived samples was carried out in the past several years to augment the database. The results are used as ore blending criteria for processing and are 3D computer block modeled.

Drill core is stored in boxes located at the core lay-down yard. Assay pulps are saved and stored inside the core handling facility. Samples from mineralized intervals are selected for storage with the rest disposed at the mine waste dumps.  Sample rejects are saved for mineralized intervals and +/-20 ft above and below the ore intervals. Rejects are kept in sealed steel barrels that are stored at the core lay-down yard.

All blasthole samples remain in Goldstrike custody and control generally from the drill rig to the mine assay laboratory. Exploration drill core and RC chip samples sent to ALS Chemex laboratories for analysis are either picked up on site by ALS Chemex personnel or transported to the ALS Chemex facility by exploration personnel.

In the Goldstrike Technical Report, RPA stated that, in its opinion, the sample preparation, security, and analytical procedures used in the open pit operations are appropriate and are being carried out in a reasonable fashion.

Underground Samples

The majority of the samples are prepared at the Goldstrike Mine assay laboratory by Goldstrike employees. Currently, the Barrick laboratory is not certified. If samples are sent to a commercial laboratory for preparation and analysis, they are directed to a laboratory that is ISO 9000 registered. Barrick has dispatched underground samples to American Assay Laboratory, and/or ALS Chemex when higher than normal volumes of samples are received on site. Most sample preparation at the Goldstrike laboratory is fully automated. Underground samples are routinely run for gold, with analysis for LECO (Sulfide sulfur, Total Carbonaceous Material, Total Carbon, Total Sulfur, CO3 and Arsenic) if time permits. Analyses are based on the specific deposit and purpose of sample.

Pulps from exploration and definition drilling are stored for six months. After this time, the pulps are discarded. Samples required from holes older than six months can be constructed from chip trays stored in numbered boxes. Both electronic and hard copy manifests of chip tray contents are maintained. Pulps from channels, mucks, and rush samples are usually discarded once the results have been approved. Underground sample rejects are routinely discarded once results have been confirmed by the Geology department. Any remaining diamond drill core is either kept on site at the core shed or shipped to the exploration lay-down yard.

Underground samples remain in Goldstrike custody and control generally from the source to the mine assay laboratory and the chain of custody is complete.

In the Goldstrike Technical Report, RPA stated that, in its opinion, the sample preparation, security, and analytical procedures used in the underground operations are appropriate and are being carried out in a reasonable fashion.

Quality Assurance and Quality Control

Goldstrike has checks in place to prevent non-compliance with sampling procedures that include daily observation of contractor RC sampling techniques by geologists and drill supervisors. Any mineralized sample that is thought to be unreliable is assigned a no confidence factor and is not utilized in estimating resources.

Ten percent of the samples from the assaying stream are submitted for QA/QC utilizing duplicates, control blanks and reference samples.  At least five percent of the intervals from a hole are selected for reassay and submitted to a third party commercial laboratory. At least two percent of the samples in the sample stream are selected for screen checks to ensure that no assaying problems occur with coarse gold.

Goldstrike Assay Laboratory

One or two samples per shift of production sampling and one sample per shift of core are used in the QA/QC program. For each set of 24 samples, there is one blank, two standards, and a repeat assay. For samples that are sent to an external laboratory for QC evaluation, two standards are sent with each batch.  The external laboratories for the QC program are Florin Analytical Services (Florin) and Inspectorate America Corporation (IA). Quarterly reviews are conducted comparing results from Florin, Acme, and Goldstrike assay laboratory on samples from both Meikle and Rodeo. Assay results from pulp duplicates are grouped according to broad grade ranges and the mean values of the groups are compared. A t-test for evaluation on paired sample means is conducted to confirm that there is no significant difference between them.

In the Goldstrike Technical Report, RPA stated that, in its opinion, the QA/QC practices are appropriate for the exploration and definition drilling data and are being carried out in a reasonable fashion.

Mineral Resources and Mineral Reserves Estimates

Mineral Resources

The open pit block model has been created using Mintec Inc.’s MineSight® software supplemented by custom programs derived from Geostatistical Software Library software from Stanford University. Three-dimensional solids representing fault traces and lithologic units have been created from drill hole logging, and blasthole and bench mapping information. These solids and the understanding of mineralization controls are used as reference features in guiding the generation of grade contours used in estimating the gold resource model.

The open pit Mineral Resources as at December 31, 2011 are presented below.

Goldstrike Open Pit Mine Mineral Resources
(as at December 31, 2011)

Category	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Measured	886	0.032	28
Indicated	3,726	0.032	119
Measured & Indicated	4,612	0.032	147
Inferred	565	0.055	31

1.           Does not take into account mining depletion during 2012.  Barrick reported production of 1.174 Moz from the Goldstrike complex during 2012.  Please see “Summary of Mineral Reserves and Resources” for combined reserves and resources (not split into Open Pit and Underground) as at December 31, 2012 as reported by Barrick.

2.           CIM Definitions were followed for Mineral Resources.

3.           Mineral Resources are estimated using a long-term gold price of $1,400 per ounce.

4.           Mineral Resources are exclusive of Mineral Reserves and are contained within and below the reserve pit.

5.           Mineral Resources are based on cut-off grades of 0.030 oz/st Au for roaster feed, 0.040 oz/st Au for acid POX, 0.045 oz/st Au for alkaline POX, and 0.040 oz/st Au for Thiosulphate Leach Conversion Process (“CaTs”).

6.           Mineral Resources based on tonnage factor of 13.5 ft3 /st.

7.           Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.           Totals may not add correctly due to rounding.

9.           The majority, but not all of the Goldstrike Open Pit Mineral Resources are covered by the Franco-Nevada royalty.

10.    Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

In the Goldstrike Technical Report, it is stated that RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially affect the open pit Mineral Resource estimates.

The underground Mineral Resources are estimated using block models constrained by three-dimensional wireframe models of the mineralized bodies and underground workings. The grade is interpolated into the blocks using Inverse Distance to the Fifth Power weighting. There are four block models which encompass 18 individual mineralized zones at Goldstrike underground. The models are constructed using Maptek Vulcan 3D software, version 7.5.

The underground Mineral Resources as of December 31, 2011 are presented below.

Goldstrike Underground Mine Mineral Resources
(as at December 31, 2011)

Category	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Measured	985	0.341	336
Indicated	5,092	0.293	1,492
Measured & Indicated	6,077	0.301	1,828
Inferred	2,698	0.298	805

1.           Does not take into account mining depletion during 2012.  Barrick reported production of 1.174 Moz from the Goldstrike complex during 2012.  Please see “Summary of Mineral Reserves and Resources” for combined reserves and resources (not split into Open Pit and Underground) as at December 31, 2012 as reported by Barrick.

2.           CIM Definitions were followed for Mineral Resources.

3.           Mineral Resources are reported using a long-term gold price of $1,400 per ounce.

4.           Mineral Resources are reported at an incremental cut-off grade of 0.10 oz/st Au.

5.           A minimum mining width of 15 ft was used.

6.           Mineral Resources are exclusive of Mineral Reserves.

7.           Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.           Totals may not add correctly due to rounding.

9.           The majority, but not all of the Goldstrike Underground Mine Mineral Resources are covered by the Franco-Nevada royalty.

10.    Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

Mineral Reserves

The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resources. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the mineable reserves. In the Goldstrike Technical report, it is stated that in its opinion, RPA finds the overall Mineral Reserve estimates to be reasonable, acceptable, and compliant with NI 43-101.

Goldstrike maintains a complex system of ore and low grade stockpiles, which have been growing since the late 1980s. There are primarily three major stockpile categories: Autoclave, Roaster, and Barrick Roaster Sub Ore (“BRSO”).

The Proven Reserves located in 34 different stockpiles were estimated to be 49.8 million tons grading 0.084 oz/st Au, containing 4.2 Moz of gold, as of December 31, 2011. In the Goldstrike Technical Report, it is stated that RPA agrees with the ore control rationale for creating the stockpiles, and the accounting methods used to track the stockpile quantities and grades.

Two separate stockpile reports are maintained, one for the roaster and the other for the autoclaves. The amount of material processed from each stockpile is tracked throughout the month. At the end of the month, the tonnage of material processed from each stockpile is adjusted to reflect the total tons processed through the roaster and/or autoclave. In a similar fashion, the contained ounces are adjusted based on the production from each plant.

The monthly stockpile reports also track the amount of material from each stockpile that is crushed and estimate the number of ounces of gold contained in the crushed material based on the average gold grade in each stockpile. At the end of the month, the tonnage of the crushed material is adjusted to match the tonnage of material processed as reported by the process department. In general, the adjustments are less than one percent.

The following tables set out the Goldstrike Open Pit and Goldstrike Underground Mine mineral reserves as at December 31, 2011.

Goldstrike Open Pit Mineral Reserves
(as at December 31, 2011)

	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Process Route	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
Open Pit Total	9,114	0.133	1,214	38,440	0.102	3,915	47,555	0.108	5,129
Stockpiles Total	49,810	0.084	4,179				49,810	0.084	4,179
Total	58,924	0.092	5,393	38,440	0.102	3,915	97,325	0.096	9,308

1.        Does not take into account mining depletion during 2012.  Barrick reported production of 1.174 Moz from the Goldstrike complex during 2012.  Please see “Summary of Mineral Reserves and Resources” for combined reserves and resources (not split into Open Pit and Underground) as at December 31, 2012 as reported by Barrick.

2.        CIM definitions were followed for Mineral Reserves.

3.        Mineral Reserves are estimated using an average long-term gold price of $1,200 per ounce.

4.        Numbers may not add due to rounding.

5.        CaTs — Thiosulphate Leach Conversion Process; BRSO — Barrick Roaster Sub Ore.

6.        Open pit CaTs cut-off grade is 0.045 oz/st and the open pit roaster cut-off grade is 0.035 oz/st. The majority of the ore material in stockpile was generated at higher cut-off grades because of lower gold prices.

7.        The majority, but not all of the Goldstrike Betze-Post Mineral Reserves are covered by the Franco-Nevada royalty.

Goldstrike Underground Mineral Reserves
(as at December 31, 2011)

	Proven Reserves			Probable Reserves			Proven and Probable Reserves
Process Route	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)
U/G	4,038	0.33	1,334	7,824	0.216	1,691	11,861	0.255	3,026
Stockpiles	33	0.293	10				33	0.293	10
Total	4,070	0.33	1,344	7,824	0.216	1,691	11,894	0.255	3,035

1.        Does not take into account mining depletion during 2012.  Barrick reported production of 1.174 Moz from the Goldstrike complex during 2012.  Please see “Summary of Mineral Reserves and Resources” for combined reserves and resources (not split into Open Pit and Underground) as at December 31, 2012 as reported by Barrick.

2.        CIM definitions were followed for Mineral Reserves.

3.        Mineral Reserves are estimated at $1,200/oz Au.

4.        Numbers may not add due to rounding.

5.        Underground cut-off grades are between 0.134 oz/st Au and 0.155 oz/st Au.

6.        The majority, but not all of the Goldstrike Underground Mineral Reserves are covered by the Franco-Nevada royalty.

The process recovery for the roaster ranged between 84% and 90% and the autoclave recovery was between 67% and 86%.

In the Goldstrike Technical Report it is stated that RPA has completed an analysis of historical data and confirmed that the recovery estimates are reasonable.

Mining Operations

Mining and Processing

Barrick’s Betze-Post open pit has seven remaining phases, with the ultimate pit to measure approximately two miles east to west, 1.5 miles north to south, and have an average depth of approximately 1,300 ft. The Bazza Waste Dump is located to the southwest of the open pit. The life of mine plan includes the addition of the Clydesdale Dump to the west and backfilling of the southeast portion of the open pit. Internal to the pit are the Betze Portal, which connects to the Rodeo underground mine, and previously the Post Portal, which connected to Newmont’s Deep Post underground mine but has since been backfilled.

Ultimate pit limits were determined by generating Whittle pit shells based on the net cash generated and the pit slopes recommended by Piteau Associates Engineering Ltd. Haul ramps were designed to be 120 ft wide, including the safety berm for double lane traffic accommodating the 330 ton class haul trucks, and have a maximum grade of 10%. Mining thickness is 40 ft in waste and 20 ft in ore to help minimize dilution. In ore, double and triple benching is utilized creating 40 ft and 60 ft faces between catch benches.

Barrick optimizes mining by using a multi-phased approach which maximizes stripping rates to keep an ore producing face always available. This multi-phase technique consists of a primary ore layback, a primary stripping layback, and a secondary stripping layback. Historically, this approach was put in place to maintain a consistent mill feed, and keep mine production in the range of 14 to 15 benches per layback per year. There are approximately 135 million tons per year mined.

The poor rock conditions are the key factor in the underground mine design and mining method selection. This has led to two mining methods both of which rely on cemented backfill for support. Where long hole stoping is used, the wall and back exposure is reduced by taking short long hole sections and filling before taking the next section. The underhand drift and fill stoping provides a backfill roof for subsequent lifts in the mining cycle. In the 2012 forecast (as anticipated by the LOM plan), 79% of the ore was planned to come from long hole stoping. The proportion of ore to be obtained by long hole stoping drops every year in the current life of mine plan, with an average of 48% of the production from long hole stoping in the complete life of mine plan.

Transverse long hole stoping is used where the mineralized zone has a significant width. Footwall drifts are driven parallel to the strike of the ore to provide access for stoping. Mining with transverse stopes requires a primary, secondary, and sometimes tertiary extraction to completely mine out the area. Longitudinal stopes are utilized in areas of the mine with adequate ground conditions to support a stope rib greater than 15 ft in height but do not have mineralized widths greater than 25 ft. The stopes are accessed from a footwall drive and then driven parallel to the strike of ore. Each section is mined and filled before the next section is mined. If ground conditions are poor, the long hole stope section length can be reduced.

The underhand drift and fill method is utilized in areas of fair to poor ground conditions regardless of the width of the zone. The underhand drifts are nominally designed as 15 ft wide by 15 ft high. The minimum width is 15 ft. The primary drift is driven with increased ground support to hold the ground open, then backfilled with a high strength cemented rock fill (“CRF”). Where the ore width exceeds the nominal drift width, subsequent drifts are developed (parallel or at oblique angles to the primary drift) and then backfilled. This process continues until the entire ore shape at a given elevation has been excavated and filled. Successive lifts are taken beneath the primary workings, utilizing the backfill as an engineered back.

There are two ore processing facilities at Goldstrike.  They are:

•                  The autoclave POX circuit; and

•                  The roaster circuit.

Depending on various factors, including gold content, carbonate content, carbonaceous carbon reactivity, and sulfide sulfur content, the Betze-Post open pit ore is dispatched to various stockpiles located at either the POX area or the roaster area. Planned distribution of ore from the stockpiles is an extensive exercise which is carried out monthly by the strategic planning department to maintain optimal operations designed to maximize gold recovery. All of the underground ore is processed in the roaster.

Production Schedule

The 2012 open pit life of mine plan is summarised in the table below.

Goldstrike Open Pit Life of Mine Production Summary

Year	Ore Tons (000)	Grade (oz/st Au)	Contained Gold (oz)	Waste Tons (000)	Total Tons Mined (000)	Strip Ratio
2012[1]	11,306	0.104	1,179,485	106,500	117,806	9.42
2013	6,152	0.103	634,101	106,870	113,022	17.37
2014	6,702	0.123	825,272	59,366	66,069	8.86
2015	5,952	0.104	618,120	28,566	34,518	4.80
2016	4,071	0.118	480,098	32,839	36,910	8.07
2017	4	0.040	168	99,327	99,331	23,833
2018	2,887	0.107	310,218	95,369	98,256	33.03
2019	4,069	0.085	344,739	29,414	33,483	7.23
2020	4,893	0.120	585,213	6,767	11,660	1.38
2021	0	—	—	—	—	—
2022	0	—	—	—	—	—
2023	4	0.035	130	14,316	14,320	3,865
2024	90	0.103	9,237	14,232	14,322	158
2025	1,383	0.110	152,349	4,630	6,013	3.35
Totals	47,514	0.108	5,139,129	598,196	645,710	12.59

(1)         2012 numbers are as anticipated by life of mine plan and do not reflect actual 2012 results.

For the Goldstrike Technical Report, RPA compiled a life of mine plan for the Goldstrike underground based solely upon the Proven and Probable Mineral Reserve estimate and that plan is shown in the table below.

Goldstrike Underground Mine Production Schedule — Reserves Only

Year	Produced (000)	Grade (oz/st Au)	Contained Gold (000 oz)
2012[1]	1,500	0.28	420
2013	1,500	0.29	435
2014	1,500	0.28	420
2015	1,500	0.27	405
2016	1,500	0.24	360
2017	1,300	0.23	299
2018	1,300	0.23	299
2019	1,100	0.22	242
2020	694	0.22	155
Total	11,894	0.255	3,035

(1)          2012 numbers are as anticipated by life of mine plan and do not reflect actual 2012 results.

RPA is of the opinion that the life of the underground mine will be extended beyond that shown in the table above through the conversion of Mineral Resources to Mineral Reserves and the direct mining of Mineral Resources as they are encountered over the course of development and mining.

Market & Contracts

Gold is the principal commodity at Goldstrike and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

Goldstrike is a large modern operation and Barrick is a major international firm with policies and procedures for the letting of contracts. The contracts for smelting and refining are normal contracts for a large producer.

There are numerous contracts at the mine including a mine development contract to provide services to augment Company efforts.

Environmental Studies, Permitting & Social or Community Impact

The Goldstrike operations consist of operating open pit and underground mines plus process plant facilities. Management systems are in place to ensure that the necessary permits and licences are obtained and maintained.

Tailings from both the POX and roaster operations are deposited in the NBTDF located immediately to the east of the roaster facility and the Meikle mine. The NBTDF operates as a zero discharge facility under a Water Pollution Control Permit with the NDEP.

The NBTDF is expanded approximately every two years and is currently permitted through a Stage 9 expansion in 2011. Stage 9 will raise the dam height to 400 ft using rock fill and will provide for additional capacity to 200 million tons of tailings. The NBTDF is lined with a composite liner system consisting of low permeability soil overlain by a geo-synthetic liner. The facility includes a basin underdrain under a portion of the tailings as well as finger drains to promote consolidation of tailings. Tailings supernatant water currently flows from northeast to southwest and water is reclaimed for reuse in the process. The closure plan includes draining the facility with a closure spillway constructed at the southwest corner. Goldstrike has applied to the NDEP to reconfigure the NBTDF to have water flow in the reverse direction with a closure spillway located at the northeast corner on original ground due to concerns over the structural stability of a closure spillway located on the placed material. This will allow for improved dam stability during operations as well.

The BLM issued the Draft Environmental Impact Statement (EIS) (BLM/NV/EK/PLGI- 08/22 + 1793) on August 22, 2008. Subsequently, the BLM issued an abbreviated Final EIS (BLM/NV/EK/ES-GI-09/10 + 1793) on March 27, 2009; it includes comments, responses to comments, and revisions to the Draft EIS. The approval of this EIS ensured the continuance of mining and processing for the Goldstrike operations.

Total permitted surface disturbance for the Goldstrike Mine has been estimated to be 8,547 acres, or 13.36 square miles. There is, however, less than one square mile of disturbance on BLM public land, which reduces the amount of time and money that will be needed to reclaim the land after the operation is terminated.

Capital and Operating Cost Estimates

Current life of mine capital costs for the Project are estimated by RPA in the Goldstrike Technical Report to be $1.793 billion. The major capital cost for the open pit will be the capitalized waste stripping, which is estimated by RPA in the Goldstrike Technical Report to be $360 million. Expansion of the process facilities is estimated by RPA in the Goldstrike Technical Report to be $264 million, which consist primarily of replacement capital. Underground mine development is projected by RPA in the Goldstrike Technical Report to be $122 million.

The total open pit operating cost has been estimated by RPA in the Goldstrike Technical report to be approximately $667 million over the remaining mine life. Over the same time period, the average operating cost per ton is estimated by RPA in the Goldstrike Technical Report to be $1.59 per ton mined, and a projected open pit mining cash cost is estimated by RPA in the Goldstrike Technical Report to be $91 per ounce of the total gold ounces produced from the Goldstrike open pit and stockpiles.

The total operating costs for the processing and General & Administration departments were estimated by RPA in the Goldstrike Technical Report to be $4.34 billion and $775 million, respectively as of the effective date of the Goldstrike Technical Report.  A total of 38.6 million short tons of ore supplied by other Barrick projects and contract ore is planned to be milled by the Goldstrike Project. Goldstrike also acts as the principal mine administration facility for Barrick’s northern Nevada exploration and production projects.

The production costs may include minor amounts of production from areas within the Goldstrike Properties, which are not attributable to the Franco-Nevada Goldstrike properties royalty.

Palmarejo Mining and Technical Information

The information set out below is based on the Palmarejo Report dated January 1, 2013, prepared for Franco-Nevada in compliance with NI 43-101.  The Palmarejo Report was prepared by or under the supervision of Mr. Donald J. Birak, Senior Vice President Exploration, Coeur, Mr. Keith Blair, Manager, Applied Geoscience LLC, and Mr. Klaus Triebel, Senior Corporate Resource Geologist, Coeur, each a “qualified person” under NI 43-101.

Property Description and Location

The Palmarejo District is located about 420 km by road southwest of the city of Chihuahua in the state of Chihuahua in northern Mexico and on the western edge of the Sierra Madre Occidental in the Temoris mining district.  The Guadalupe deposit is located about 7km southeast of the Palmarejo mine as shown in the Figure. The La Patria deposit is located southwest of Guadalupe.

The Palmarejo project consists of mining concessions covering approximately 12,253 ha and include the Palmarejo surface and underground mine and mill complex, the Guadalupe and the La Patria deposits.  Coeur Mexicana S.A. de C.V. (“Coeur Mexicana”), a subsidiary of Coeur and formerly Planet Gold S.A. de C.V. (“Planet Gold”), owns a 100% interest in 32 mining concessions covering 12,204.1118 ha, a 50% interest in one concession covering 43.771 ha and a 60% interest in two concessions totalling 5.000 additional hectares.  The Guadalupe project area is located entirely within this area of mining concessions and is contained within the San Carlos concession which consists of 160ha and is 100% owned by Coeur Mexicana.  The mining concessions wholly and partially owned by Coeur currently expire on various dates between 2029 and 2055.

Permits have been granted authorizing mining within the area depicted in the Environmental Impact Assessment (“EIA”) and necessary permits and authorizations required for construction and operation of the Palmarejo mine have been obtained.

Guadalupe is permitted for land disturbance related to underground mine activities and related disturbances.  This project received its authorization for environmental disturbance in 2010, and its initial authorization for change of land use in November, 2010. Both authorizations are required by the Mexican Government to operate a mine. The mine is currently open and development of the underground structures is ongoing. A right of way agreement for the construction of the Guadalupe-Palmarejo haul corridor was signed with the Guazapares ejido on February 27, 2011. Environmental disturbance and change of land use authorizations were awarded by SEMARNAT (as defined below) on May 30, 2011 and July 11, 2011, respectively. Additional approvals will be required for the final sections of the revised roadway which are scheduled for evaluation in 2013. Additional permitting and revised right of way agreements will include a full sized access road to provide for large truck traffic to and from the Guadalupe mine.

Franco-Nevada holds an interest in 50% of the gold produced from the Palmarejo project (the “Palmarejo Stream”).  The Palmarejo Stream agreement provides for a minimum obligation to be paid in monthly payments over a total of 400,000 oz of gold. Each monthly payment is an amount equal to the greater of the minimum of 4,167 oz of gold and 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400/oz (which $400 floor is subject to a 1% annual inflation compounding adjustment beginning on January 21, 2013). After payments have been made on a total of 400,000 oz of gold, the obligation is payable in the amount of 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400/oz, adjusted as described above.  Payments under the Palmarejo Stream are to be made in cash or gold bullion.

The Palmarejo Stream applies to the majority of the Palmarejo project and includes the Palmarejo, Guadalupe and La Patria deposits.

Coeur Mexicana has executed agreements with the Palmarejo, Agua Salada, and Guazapares ejidos (or surface-owner councils) covering surface activities involved with the exploration, exploitation, and processing of mineral deposits, the construction of all necessary mining and processing facilities, and the undertaking of mining operations, in return for annual rental payments.  The agreements are effective for 15 years with an option for Coeur Mexicana to extend the terms for an additional 15 years.

These agreements have already been registered with the Mexican Agrarian National Registry, and there are no known title concerns that would affect the development or operation of the mine.

In October 2008, Planet Gold entered into an agreement with the Guazaparez ejido for land use in the Guadalupe/Los Bancos area. In 2009, a mining agreement with the Guazapares ejido was finalized, assuring Coeur Mexicana the surface and land rights sufficient for the planned mining activities at Guadalupe.  This mining agreement has a six year term and is renewable.  Coeur Mexicana has also obtained complete control of part of the rented area by paying compensation to some land-holding ejidatarios.

On August 16, 2010, Coeur Mexicana signed with the Guerra al Tirano ejido a 4 year exploration agreement on 69.7 ha covering the La Patria deposit.

In October 2011, Coeur Mexicana acquired the Guerra al Tirano Project from Azteca de Oro y Plata.  The agreement transferred 100% of the mining rights in exchange for a cash payment of $1,200,000 on signing plus a 2% NSR royalty.  Coeur Mexicana can acquire up to 1.5% of the NSR royalty at a fixed price of $750,000.  The acquisition also included a separate agreement in which Azteca de Ora y Plata transferred to Coeur Mexicana an agreement with the ejido originally executed in 2007 for the use of the surface land with the Guerra al Tirano ejido for an annual rent payable to the ejido. There is no expiration date.

The EIA was approved on May 23, 2006.  The EIA has a term of 13 years and can be extended by application to the Ministry of Environment and Natural Resources (“SEMARNAT”).  The required authorizations from SEMARNAT have also been obtained for Change in Land Use and the Environmental Authorization.  The Environmental Authorization for the Palmarejo project requires a restoration program for mining areas that will recover the soil for landscape restitution and restore ecosystem conditions that allow for the area to be inhabitable again for vegetation and animal species that previously lived there.  Coeur conducts an annual review of its potential reclamation responsibilities.  The year end 2012 preliminary assessment for the life of mine disturbance for final reclamation at the Palmarejo mine is estimated to be $16.8 million which includes the Guadalupe project.

Coeur has adopted a Corporate Environmental Policy, which underpins its commitment to protecting the environment and will adhere to the broad reclamation requirements presented in the SEMARNAT Environmental Authorization and NOM-141-SEMARNAT-2003 (which deals with tailings matters) in developing and implementing the necessary reclamation objectives.  Coeur is not aware of any existing environmental liabilities to which the Palmarejo project is subject, other than as stated above.

All mineral and surface rights required to operate the Palmarejo mine have been secured and include rights to property that encompass all Mineral Resources and Reserves and all present and planned mine workings and related facilities, including mine workings, tailings storage facility, water impoundments, mined rock storage facilities, ore processing and tailings storage facilities, and ancillary site facilities for the Palmarejo mine site within the area depicted in the figure above.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Palmarejo and Guadalupe are about 1,150m and 1,300m above sea level, respectively.  The area is hilly to mountainous with densely vegetated, steep-sided slopes with local stands of cacti. Local ranchers and farmers graze cattle and grow corn and other vegetables on small-scale plots.

The climate of the area is moderate and has little impact on operations.  Average maximum temperature is about 34°C, and average minimum temperature is about 5°C.  Rainfall occurs mainly in the summer months, with an average annual precipitation of about 800mm.  The climate imposes no significant impediments to work and operations can be conducted year round.

The Palmarejo District has moderately well developed infrastructure and a local work force familiar with mining operations.  Chinipas and Temoris are the two nearest towns, both with an estimated population of approximately 1,600 inhabitants.  The small village of Palmarejo lies immediately northwest of the Palmarejo District area and has a population of about 430. Many of the workers are employees at the mine and live in these three, nearby communities.

Access to Palmarejo from Chihuahua is via paved highways to the town of San Rafael. From San Rafael travel is by gravel road to Temoris, and finally to Palmarejo.  The Chihuahua-Pacifico railway passes through Temoris and access from the rail station at the town of Temoris to Palmarejo is along 45km of gravel road.  Light aircraft airstrips are located in both Temoris and Chinipas, and in 2011 an airstrip was built in Palmarejo to service the mine.

The figure below shows the location of the key deposits, Mineral Reserves and Mineral Resources within the Palmarejo Mine property.

The Palmarejo Mine site was serviced with a 33,000-volt power line supplied by the Comisión Federal Electricidad (“CFE”), the Mexican federal power authority. An additional 115-kV high voltage line was constructed from the Divisadero substation to the Palmarejo Mine site during 2009, and the Palmarejo mine, plant and all other electrical load is now connected to this grid.  The same 115-kV high voltage line is within 7 kilometers of the Guadalupe project and excess capacity exists on this line to supply the estimated 2.5 MW of power needed for Guadalupe.

Water for the Palmarejo mine is obtained from a variety of sources.  As of 2011 the primary water for milling is recycled from the tailings dam and from the Fresh Water Diversion Dam (“FWDD”).  When needed, additional make-up water, is either pumped from the Chinipas river infiltration gallery, from a shallow water well located in Agua Salada, or from the FWDD and piped to site via a 17 km pipeline.  Water for domestic use is also obtained from the FWDD and hauled to the camps by truck load (10,000 L tanks on flatbed trucks). Water from the FWDD is also pumped to the underground mine for drilling and dust suppression, or to the plant for make-up water.

Fresh water for the Guadalupe Mine is planned to come from a combination of sources which includes surface water in nearby arroyos and the FWDD.  Water will also be collected in sumps constructed in the underground mines and clarified for recycling in the underground system.

Waste rock from the open pit mine is placed beyond the edges of the open pit boundary, with provision to backfill mined out areas of the pit in future years.

Tailings are deposited in an impoundment near the process plant.  The first phase of the Palmarejo Final Tailings Dam (“FTD”) was completed in 2010 to the 790 meter elevation and started accepting tailings in the fourth quarter of 2010. The second phase of the Final Tailings Dam was completed in August of 2011 to an 800 meter elevation. The third phase build-up to 810 meters was completed in 2012. Currently, the engineering department is working on the fourth phase that will go to an 825 meter elevation and is expected to be completed by July of 2014. The construction of the Environmental Control Dam (“ECD”) which is directly below the FTD and the construction of the FWDD were completed in 2009 and are currently in use.

History and Production

The Palmarejo District area lies within the Temoris Mining District.  Silver and gold production from the district, though poorly documented, has a long, intermittent history dating from Spanish colonial exploitation in the 1620s.  Small-scale local miners subsequently developed many small adits and superficial workings along the district’s main mineralized structural trends.

The Palmarejo mine was purchased by the British company Palmarejo Mining Co. in 1886 (subsequently re-named Palmarejo and Mexican GoldFields, Ltd.) (“PMG”).  PMG operated the Palmarejo mine through 1910.  Production was resumed by Minas Huruapa, S.A. de C.V. during the period from 1979 to 1992 and high-grade gold-silver shoots were being mined intermittently by local miners until quite recently.  On December 21, 2007, Coeur acquired all of the outstanding shares of Bolnisi Gold NL (“BSG”), an Australian company listed on the Australian Stock Exchange, and Palmarejo Silver and Gold Corporation (“PJO”), a Canadian company listed on the TSX Venture Exchange. The principal asset of BSG was its ownership of 72.8% of the outstanding common shares of PJO.  PJO, through its operating company Planet Gold, was engaged in the exploration and development of silver and gold properties located in Mexico. Among those was the Palmarejo project.

Open pit mining operations began in 2008 and milling operations and metal recovery commenced in 2009, ramping up to full capacity in 2010.  Production from open pit and underground sources since operations commenced in 2008 at Palmarejo is summarized below.

Total Palmarejo Ore Production — Inception to December 31, 2012

Production	2012	2011	2010	2009
Ore Tonnes Milled	1,962,958	1,563,156	1,665,082	966,629
Ore grade Ag (g/t)	157.3	235.5	157.6	147.9
Ore grade Au (g/t)	1.78	2.70	2.10	2.00
Recovery Ag (%)	82.96	76.4	69.8	66.3
Recovery Au (%)	94.41	92.2	91.1	88.2
Silver produced (oz.)	8,236,013	9,041,488	5,887,576	3,047,843
Gold produced (oz.)	106,038	125,071	102,440	54,740

Geology and Mineralization

The Palmarejo District lies near the western edge of the Sierra Madre Occidental. Basement rocks in the Sierra Madre Occidental are obscured by Cenozoic-aged volcanic flows, tuffs, and related intrusions but are inferred to include Proterozoic basement rocks, overlying Paleozoic shelf and eugeosynclinal sedimentary rocks, possibly scattered Triassic-Jurassic clastic rocks, and Mesozoic intrusions.

A gold-silver metallogenic province that hosts low-sulfidation epithermal polymetallic gold silver deposits lies along the western margin of the Sierra Madre Occidental; this province appears to exhibit a regional zonation of silver-rich deposits to the west and gold-rich deposits to the east.  Palmarejo, a silver-rich deposit, lies in the western part of this province.

The Palmarejo area ore bodies are hosted in northwest striking and west dipping structures that cut through a volcano-sedimentary sequence of re-sedimented volcaniclastic, coherent and pyroclastic deposits.  The volcaniclastic rocks include ash-rich mudstones and sandstones.  The coherent rocks include microcrystalline massive basalt, fine grained massive andesite and plagioclase crystal rich massive andesite.  The pyroclastic unit includes tuffaceous sandstone, lapillistone tuff and breccias.

At the Palmarejo mine, gold-silver veins and vein/breccias occur within, and at the intersection of, the west-northwest-striking “La Prieta” structure and the north-northwest-striking “La Blanca” structure.

The La Prieta structure extends for at least 2km, has a variable strike that averages about 115°, and dips to the southwest at 35° to 85°.  The La Blanca structure strikes about 160°, has an average dip of about 50° to the southwest, and is thought to be a listric normal fault that parallels the trend of the regional faults in the Sierra Madre Occidental.

Steeply plunging, high-grade clavos have been identified in each of the vein structures.  Drilling by Planet Gold along the La Prieta vein structure has tested approximately 3.5km of strike length and has penetrated the structure over an elevation range of about 900 to 1,250m.  Approximately 2.5km of strike length of the La Blanca vein has been tested, through an elevation range of about 750 to 1,250m.

The Guadalupe project is located along a northeast-plunging structure which can be traced for approximately 3,000m along strike and has an average dip of approximately 55° to the northeast.

The Guadalupe zone, which includes the Guadalupe Norte, Guadalupe, El Salto and Las Animas prospects, comprises silver and gold-bearing quartz-carbonate veins hosted in a volcanic-sedimentary package that is intruded by shallow andesitic porphyries and a felsic dome complex.

Old mines and prospects occur over a 4km strike length of the Guadalupe structure. The silver-gold mineralization at Guadalupe occurs predominantly within northwest-trending quartz-carbonate breccia veins enveloped by variably developed quartz hydrothermal breccias and quartz-stockwork zones.

Prospects at the La Patria zone include the La Patria, La Virginia and Maclovia prospects and are located within the northwest-trending La Patria-Todos Santos structure that can be traced for over 4,000m along strike.  Prospects at the La Patria zone have a combined strike length of 1,800m and the mineralization is hosted in a quartz-vein breccia unit with enriched proximal dense stockwork.  Typically the structures are characterized by intensely silicified and brecciated colloform banded quartz veins hosted in silicified andesite.

During 2012 the Palmarejo Exploration Group began systematic mapping, sampling, interpretation and evaluation of several objectives in and near current active mine areas. The work generated several drill targets including but not limited to the La Blanca Norte, Victoria-Santo Domingo Vein system, Chapotillio East and Cerro de Los Hilos. Exploration drilling continues at all of these targets and work continues to identify others.

Data at Guadalupe and La Patria Projects indicate potential for viable surface mining at these deposits. Additional in-fill drilling to enable surface mining evaluation is in progress at both of these projects.

Geological mapping combined with aeromagnetic data interpretation and spectral analysis has generated several conceptual objectives. These objectives will be investigated during the 2013 field season.

Exploration and Drilling

As of December 2007, Planet Gold had completed 180 trenches, for a total of 3,960m, and 1,135 drillholes, for a total of 246,830.9m, within the Palmarejo-Trogan property.  A total of 1,429 samples were collected from the trenches, and 800m of underground channel sampling was completed (365 samples).  Drilling includes 27 geotechnical holes (494m) drilled at Palmarejo.

Planet Gold collected almost 2,200 shortwave infrared (“SWIR”) spectral measurements from drill samples from holes on a series of sections across the La Blanca and La Prieta structures using an ASD Terraspec instrument.  An additional 500 SWIR spectra were measured as part of a regional alteration-mapping program on the Trogan project.

Four hundred forty drill samples from Guadalupe were analyzed for a 50-element suite by combination inductively coupled plasma mass spectrometry (“ICP-MS”) and inductively coupled plasma atomic emission spectrometry (“ICP-AES”).  One hundred and eighty-six Palmarejo drill samples and 282 trench-sample pulps were analyzed for a 50-element suite by combination ICP-MS and ICP-AES.  A further 440 drill samples from Guadalupe were similarly analyzed.

To define and expand mineral resources at Palmarejo, drilling done by Coeur’s exploration group has been conducted since 2008. Coeur has also continued channel sampling at Palmarejo. Reverse Circulation (“RC”) drilling is conducted as part of the open pit ore control programme and condemnation drilling.

During 2012, 45,610 meters of diamond core drilling was conducted. A total of 24,307 core samples were analyzed. A summary of the sampling conducted is shown in the table below

Drilling Report Activity, 2012

Drilling Report

Category		Drilled (m)	Hole Count	Primary Samples
DDH3	Diamond Core Drilling	45,610	138	16,382
UGDDH		12,137	157	7,925
RC	RC Open Pit Drilling	27,454	1,209	13,447
	Total	85,201	1,504	37,754

Coeur has also relied on the drilling, interpretations, and results conducted by other experts.  The authors of the Palmarejo Report state that they have reviewed this information and believe that the methods employed by these experts are sound and that the results and interpretations are accurate and within industry standards.

Palmarejo Drill Data

Planet Gold undertook drilling continuously at Palmarejo from November 2003 until September 2007, which has been continued by Coeur.  The only drilling known by Coeur to have been completed at Palmarejo prior to Planet Gold, consists of five holes drilled underground by PMG in the early 1900s.  Beyond their reported existence, no further documentation of the holes is known to Coeur.

Drilling conducted by Planet Gold through to September 2007 is shown in the table below.

Palmarejo Drilling Summary-Planet Gold

	RC		Core		RC Precollared		Total Drill
Year	No.	Meters	No.	Meters	No.	Meters	holes	Total (m)
2003-2007	545	92,689	117	25,549	88	11,089	750	129,327

Guadalupe Drill Data

Planet Gold initiated drilling at Guadalupe in early 2005 and drilling through to early 2007 is shown in the table below.

Guadalupe Drilling Summary-Planet Gold

		RC		Core
Company	Year	No.	Meters	No.		Meters	Total Drill holes	Total (m)
Planet Gold	2005-2007	96	21,349	139	*	46,489	229	67,838

*Includes 4 core continuations of RC holes & 2 core (wedge) continuations of core holes.

La Patria Drill Data

Planet Gold drilling at La Patria is shown in the table below:

Planet Gold Drilling at La Patria, 2005-2007

		RC		Core
Company	Year	No.	Meters	No.	Meters	Total Drill holes	Total (m)
Planet Gold	2005-2007	79	14,014	42	11,852	121	25,866

Coeur Mexicana has relied on the drilling, interpretations, and results conducted by other experts (including AMEC Mining and Metals (“AMEC”) and Mine Development Associates (“MDA”)).  Coeur’s Qualified Persons have reviewed this information and believe that the methods employed are sound and that the results and interpretations are accurate and within industry standards.

Drilling Procedures

Diamond core drilling in the Palmarejo District has been conducted by drilling companies under contract to BSG/PJO and, since 2008, Coeur Mexicana. Under Coeur Mexicana, G4 Forage Drilling, headquartered in Val-d’Or, Quebec, Canada, Landdrill International Mexico from Hermosillo, Mexico, and GDA Servicios Mineros SA de CV, a Chilean drilling company, have been used to perform the core drilling at the Palmarejo District. In 2011 and 2012, all contract drilling, from both underground and surface positions, was conducted by G4. Coeur Mexicana reviews its drilling requirements and awards contracts annually for its exploration and resource definition drilling.

Diamond-core holes were logged for geotechnical data and geology, including rock type, alteration, mineralization assemblages, vein-quartz percentage, and oxidation. Graphic logs were also created for stratigraphy, vein orientation, and visual identification of mineralized zones.  Digital photographs of wetted core were taken and initially archived at the field offices.  Holes were re-logged by a second geologist following receipt of assay results to validate data.

The core in the Palmarejo district is being sampled only in the intervals suspected to contain precious metal mineralization. Where the rock displays minor alteration and/or quartz-carbonate veinlets, the standard sample interval is one meter.  In a section where the core has intersected a strongly mineralized structure, sampling may be reduced to a nominal 0.5 meter interval but can vary depending on the mineralogical changes.  When structure is clearly broken into different veins or domains, it is sampled separately at contacts and sample intervals may be less than 0.5 meters.

RC drilling was a major part of the initial drilling method by the prior owners of the Palmarejo District. However, since 2008 through 2012, very little to no RC drilling was performed for exploration purposes.  Previous RC drilling on the project used center-return hammer bits. If dictated by the geologic or groundwater conditions, an interchange hammer, full-bore tricone, or button bit was used. The water table in the project area is variable due to the topographic relief. RC holes were terminated if the sample exiting the cyclone became wet due to ground water, and the holes were completed with a core tail where applicable or twinned by a diamond core rig.

The RC holes used for the Palmarejo mineral resource model were sampled every five feet (1.52 m) down the hole.  Holes that were drilled in a new area were sampled along the entire length of the hole.  In-fill or close-spaced holes were sampled at 5 foot intervals through zones of suspected mineralization.  As a standard procedure, only material from dry drilling was being sampled and once the water table was intersected the RC hole was stopped and usually continued with core.

The RC drill chips were logged for stratigraphy, alteration, weathering degree, quartz percent, and metallic minerals to aid in geological and sectional interpretation.  Representative RC drill chips were collected in chip trays and stored at Palmarejo office or the Arroyo Blanco storage for geologic logging.  Holes were re-logged by a second geologist following receipt of assay results to validate the original logged data.

Sampling and Analysis and Security of Samples

Sample preparation and analytical methods use standard methods in the industry.

Prior to December 2007, the primary analytical laboratory for the Palmarejo project area and outlying exploration projects was ALS-Chemex with sample preparation in Chihuahua, Chihuahua and Hermosillo, Sonora.  The current analytical lab for the exploration projects outside the Palmarejo Mine area is ALS-Chemex with sample preparation in Chihuahua, Chihuahua.  A split of the prepared pulp is sent to Vancouver, B.C. for fire assay with gravimetric finish for both gold and silver.  ALS-Chemex complies with the international standards ISO 9001:2000 and ISO 17025:1999.  ALS-Chemex sample preparation requires that the entire sample is dried and crushed to > 70% passing a 2mm (10 mesh) screen.  A split of up to 250g is pulverized to > 85% passing a 75µm (200 mesh) screen.  All assays techniques at La Patria and Guadalupe utilize an initial 30 gram charge that is digested by the fire assay method.  Then the metal content is determined by different finish techniques.  The GRA21 technique uses a gravimetric finish or a physical weighing of the gold and or silver bead, detection limits for gold by this finish method is 0.05 to 1,000 parts per million (“ppm”) and 5 to 10,000ppm for silver.  QA/QC analysis over the past year has shown that commercial labs have difficulty reproducing gold values below 1ppm with the gravimetric finish method due to the difficulty of physically weighing the small bead; therefore, a fire digestion followed by an Induction Coupled Plasma (“ICP”) finish is being used for initial gold analyses and when the gold exceeds 2.0ppm the sample is reassayed by a fire digestion and gravimetric finish.

Since 2008, samples collected during infill and definition exploration core drilling and underground development drilling at the Palmarejo Mine site have been sent to SGS Mineral Services Laboratory (“SGS”), Durango, Mexico for preparation and analysis using industry standard methods. SGS Durango is an accredited laboratory conforming with the requirements of CAN-P-1579, CAN-P-4E (ISO/IEC 17025:2005).

Coeur has adopted a specific QA/QC protocol that standardizes the procedures for collecting samples and obtaining related information with a goal of providing confidence that the assay results reported by laboratories can be verified and their integrity validated and which includes the use of standards, blanks, duplicates and check assays.

Coeur’s Qualified Persons have reviewed the assay data and the third party reviews of the Palmarejo and Guadalupe databases and QA/QC programs done by AMEC (2008), MDA (Gustin, 2004, 2006) and Keith Blair (2005, 2006, 2007) and are in agreement with the conclusion of these reports that the data collected by BSG/PJO is suitable for resource modeling and that there are no known factors that could materially affect the sample results.

Coeur’s Qualified Person has reviewed the summary reports of the assay QC data for the 2008 to 2010 Palmarejo QA/QC program.  The transition from exploration to development and production at the Palmarejo project saw a drop in the rigor of the assay QC program and monitoring for 2008 and most of 2009.  Although not ideal, many of the drill holes and all of the channel samples from this period were not used in the resource model update described in this report. Coeur’s Qualified Person considers that the remaining data is suitable for resource modeling.  The QC program at Palmarejo has been modified to include more regular reporting and check assaying for a larger proportion of the samples.

Coeur’s Qualified Persons’ review of the 2012 QA/QC data did not encounter significant problems or biases for the period studied, and the Qualified Persons believe the assay data to be of acceptable quality for resource modeling.

Mineral Resources and Reserves

The Proven and Probable Mineral Reserves, as of January 1, 2013, for the Palmarejo Area are based on Measured and Indicated Mineral Resources only. The drill hole database used in the Palmarejo resource model update was current to July 23, 2012. Open pit Mineral Reserves are based on an updated year-end 2012 block model as well as current surface mine designs.  Underground Mineral Reserves are based on the same year-end 2012 block model as well as updated underground mine designs.  Production schedules and economic analyses have been performed which show the economic viability of the Mineral Reserves reported herein.

Open pit Mineral Reserves at Palmarejo have been defined by first generating a detailed pit design based on an optimized shell produced in Gemcom Whittle™ software, determining ore and waste by applying a cutoff grade, and then creating a production schedule that supplies ore to the mill. Before generating the optimized shell, the resource model was block diluted to 5m x 5m x 7.5m to incorporate dilution along the edges of the mineralized structures. Ore control practices at Palmarejo allow for reasonable selectivity with relationship to the block size.  The block dilution described above is appropriate for a statement of reserves without additional factors.  Thus, no additional dilution factors have been used.

For the open pit reserve at Guadalupe, before generating the optimized shell, the resource model was block diluted to 6m x 6m x 6m to incorporate dilution along the edges of the mineralized structures. Ore control practices at Guadalupe will allow for reasonable selectivity with relationship to the block size. The block dilution described above is appropriate for a statement of reserves without additional factors. Thus, no additional dilution factors have been used.

The final pit shape used for reporting mineral reserves was limited by a surface boundary corresponding to the currently permitted 5 ha area. Without the 5 ha limit the economic open pit reserves would be much larger.

Underground stopes were designed in detail to create mineable shapes which may have included internal dilution in the form of unclassified or inferred tonnes.  Any unclassified or inferred tonnes were treated as internal waste at 0 grams per tonne (“g/t”) Au and Ag grade.  External dilution from overbreak and ore loss were also taken into account. Depending on the type of mining method to be used in a given stope, previously calculated external dilution factors and grades were applied. A flat rate ore loss factor was applied to all designed stopes at the Palmarejo deposit.

After stope design was complete, and external dilution and ore loss factors were applied, any stope that was sub-economic with an average grade of less than 2.45 g/t AuEq was eliminated from the Palmarejo mine underground reserve. For the Guadalupe deposit, underground reserve estimates were obtained by applying a 2.51 g/t AuEq cut-off against fully diluted underground stopes. The nature of eliminating stopes created a loss of potential ore associated with waste on the outer edge of the deposit.

The Mineral Resources and Mineral Reserves for the Palmarejo District shown in the table below are as of January 1, 2013, and include the Palmarejo mine, Guadalupe, and La Patria silver and gold deposits. Due to rounding, there may be some minor variations in tonnes, grades or contained ounces.

Mineral Resources have been estimated using varying cut-off grades depending on the type of mining. Cost and recovery estimates used for gold equivalency calculation and cut-off grade determination for open pit and underground mining have been determined by taking into account metal prices, operating costs and metallurgical recoveries based on operating experience gained at Palmarejo.

The gold equivalent factor used for cut-off grade determination is obtained using the following formula:

[(($Price Au) — ($Refining Au))/(($Price Ag) - ($Refining Ag))] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

Total Palmarejo District Mineral Resources Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	8,103,000	2.55	190.3	663,000	49,578,000
Indicated	25,067,000	1.20	61.1	966,000	49,272,000
Measured and Indicated	33,170.000	1.53	92.7	1,629,000	98,851,000
Inferred	10,798,000	1.32	63.7	457,000	22,104,000

The Total Mineral Resource includes Proven and Probable Mineral Reserves. Mineral Resources do not have demonstrated economic viability.

Cut-off grade for Palmarejo deposit:  open pit 0.98g/tAuEq, underground 2.09g/tAuEq.

Cut-off grade for Guadalupe deposit:  open pit 1.03 g/tAuEq,underground 2.14g/tAuEq.

Cut-off grade for La Patria deposit 0.47g/tAuEq.

Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically.  It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.  See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

Mineral Reserves were calculated using metal prices of $1,450/oz Au and $27.50/oz Ag in conjunction with cost and recovery assumptions. All resource cut-off grades were calculated using metal prices of $1,700/oz gold and $33.00/oz silver.

The Proven and Probable Mineral Reserves, as of January 1, 2013, are based on Measured and Indicated Mineral Resources only and are summarized in the table below.  Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability.

There are no known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo Mineral Reserves and Resources.

Total Palmarejo District Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	5,213,000	2.08	160.2	348,000	26,858,000
Probable	6,446.000	1.53	126.7	317,000	26,251,000
Total	11,659,000	1.77	141.7	665,000	53,110,000

Metal prices used were $1,450/oz Au, $27.50/oz Ag.

Includes Mineral Reserves for Palmarejo and Guadalupe deposits.

The table below shows the remaining Mineral Resource for the Palmarejo District (including the Palmarejo, Guadalupe and La Patria deposits) exclusive of the Mineral Reserves, and although stated with consideration given to economics, Coeur emphasizes that the following Mineral Resources do not have demonstrated economic viability.

Total Palmarejo District Mineral Resources Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	2,890,000	3.39	244.5	315,000	22,720,000
Indicated	18,621,000	1.08	38.5	649,000	23,021,000
Measured and Indicated	21,511,000	1.39	66.1	964,000	45,741,000
Inferred	10,798,000	1.32	63.7	457,000	22,104,000

Mineral Resources are in addition to Mineral Reserves and do not have demonstrated economic viability.

Cut-off grade for Palmarejo deposit: open pit 0.98 g/tAuEq, underground 2.09 g/tAuEq.

Cut-off grade for Guadalupe deposit: open pit 1.03 g/t AuEq, underground  2.14 g/tAuEq.

Cut-off grade for La Patria deposit 0.47 g/tAuEq.

Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically.  It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.  See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

The Mineral Reserve and Resource for the Palmarejo deposit, as of January 1, 2013, are summarized in metric tonne units in the tables below.  Mineral Resources do not have demonstrated economic viability.

Palmarejo Deposit Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	3,682,000	2.29	172.1	271,000	20,377,000
Probable	836,000	1.81	156.0	49,000	4,195,000
Proven and Probable	4,518,000	2.20	169.1	319,000	24,572,000

Metals prices used were $1,450/oz Au and $27.50/oz Ag.

Cutoff grade for reserve: open pit 1.15 g/t AuEq, underground 2.45 g/t AuEq [(AuEq = Au g/t + (A g/t / 60.37)]].

AuEq factor based on [(($Price Au)-($Refining Au)) / (($Price Ag)-($RefiningAg)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)].

Palmarejo Deposit Mineral Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	6,425,000	2.78	202.5	574,000	41,824,000
Indicated	1,448,000	1.80	144.6	84,000	6,733,000
Measured and Indicated	7,874,000	2.60	191.8	658,000	48,558,000
Inferred	170,000	3.89	149.0	21,000	815,000

Total Mineral Resource includes Proven and Probable Reserves. Mineral Resources do not have demonstrated economic viability.

Metals prices used were $1,700/oz Au and $33.00/oz Ag.

Cut-off grade for resource: open pit 0.98 g/t AuEq, underground 2.09 g/t AuEq [(Au Eq = Au g/t + (Ag g/t / 58.96)].

AuEq factor based on [(($Price Au)-($RefiningAu)) / (($Price Ag)-($refiningAg))] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)].

Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically.  It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.  See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

Palmarejo Deposit Remaining Mineral Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	2,743,000	3.44	243.20	304,000	21,447,000
Indicated	612,000	1.80	128.97	35,000	2.538,000
Measured and Indicated	3,355,000	3.14	222.36	339,000	23,986,000
Inferred	124,000	5.34	201.55	21,000	802,000

Mineral Resources are in addition to Mineral Reserves and do not have demonstrated economic viability.

Metals prices used were $1,700/oz Au and $33.00/oz Ag.

Cut-off grade for resource: open pit 0.98 g/t AuEq, underground 2.09 g/t AuEq [(Au Eq = Au g/t + (Ag g/t / 58.96)].

AuEq factor based on [(($Price Au)-($RefiningAu)) / (($Price Ag)-($refiningAg))] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)].

Some Inferred material was included in the Mineral Reserve at 0 g/t Au and Ag as internal dilution.

Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically.  It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.  See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

The Mineral Reserve and Resource for Guadalupe as of January 1, 2013 are summarized in metric tonne units in the tables below. Mineral Resources do not have demonstrated economic viability.

Guadalupe Deposit Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	1,531,000	1.57	131.7	77,000	6,481,000
Probable	5,610,000	1.49	122.3	268,000	22,057,000
Proven and Probable	7,141,000	1.50	124.3	345,000	28,538,000

Metals prices used were $1,450/oz Au and $27.50/oz Ag.

Cutoff grade for reserve: open pit 1.21 g/t AuEq, underground 2.51 g/t AuEq [(AuEq = Au g/t + (A g/t / 60.37)]].

AuEq factor based on [(($Price Au)-($Refining Au)) / (($Price Ag)-($RefiningAg)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)].

Guadalupe Deposit Mineral Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,678,000	1.64	143.7	89,000	7,754,000
Indicated	7,716,000	1.58	131.9	391,000	32,711,000
Measured and Indicated	9,395,000	1.59	134.0	480,000	40,465,000
Inferred	4,102,000	1.95	142.8	258,000	18,841,000

Total Mineral Resource includes Proven and Probable Reserves. Mineral Resources do not have demonstrated economic viability.

Metals prices used were $1,700/oz Au and $33.00/oz Ag.

Cut-off grade for resource: Open pit 1.03 g/t AuEq, underground 2.14 g/t AuEq  [(Au Eq = Au g/t + (Ag g/t / 58.96)].

AuEq factor based on [(($Price Au)-($RefiningAu)) / (($Price Ag)-($RefiningAg)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)].

Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically.  It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.  See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

Guadalupe Deposit Remaining Mineral Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	147,000	2.39	269.1	11,000	1,273,000
Indicated	2,107,000	1.82	157.3	123,000	10.654,000
Measured and Indicated	2,254,000	1.85	164.6	134,000	11,927,000
Inferred	3,954,000	2.03	148.2	258,000	18,841,000

Mineral Resources are in addition to Mineral Reserves and do not have demonstrated economic viability.

Metals prices used were $1,700/oz Au and $33.00/oz Ag.

Cut-off grade for resource: open pit 1.03 g/t AuEq, underground 2.14 g/t AuEq [(Au Eq = Au g/t + (Ag g/t / 58.96)].

AuEq factor based on [(($Price Au)-($RefiningAu)) / (($Price Ag)-($refiningAg))] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)].

Some Inferred material was included in the Mineral Reserve at 0 g/t Au and Ag as internal dilution.

Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically.  It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category.  See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

La Patria has no Mineral Reserve at this time and the Mineral Resources for the La Patria deposit, as at January 1, 2013, are summarized in metric tonne units in the table below.  Mineral Resources do not have demonstrated economic viability.

La Patria Deposit Mineral Resources

No Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	—	—	—	—	—
Indicated	15,902,000	0.96	19.2	491,000	9,828,000
Measured and Indicated	15,902,000	0.96	19.2	491,000	9,828,000
Inferred	6,720,000	0.83	11.4	178,000	2,461,000

Mineral Resources do not have demonstrated economic viability.

Metals prices used were $1,700/oz Au and $33.00/oz Ag.

Cut-off grade for resource was 0.47 g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t / 56.49)].

AuEq factor based on [(($Price Au)-($RefiningAu)) / (($Price Ag)-($RefiningAg)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)].

Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

Mining Operations

Palmarejo mine

The Palmarejo mine, process plant, diesel power generating station, and ancillary facilities is operational, with the first doré produced on schedule in late March 2009.  Production commenced using an interim tailings storage facility while the final tailings dam was being constructed.

Ore is mined by both conventional open pit techniques and by longhole underground techniques.  Open pit mining operations are at full capacity.

Cristian Caceres, a professional geotechnical consultant, completed a geotechnical study of the Palmarejo open pit (for both existing highwalls and future designs) for Coeur in 2012. The study reaffirmed the previous Golder Associates (“Golder”) recommendations for geotechnical design parameters in the existing highwalls and Coeur will continue to maintain those highwall design criteria going forward.

In 2012, the Palmarejo underground mining encountered significant and unexpected geotechnical issues which forced temporary closure of crosscuts and alteration of the short range mine plan for 2012. Palmarejo has formulated and started implementation of a mitigation plan allowing safe extraction of the ore in these areas of low rock quality.

Ore from both underground and open pit operations is hauled to the run of mine stockpile immediately adjacent to the north portal.  A loader feeds the primary jaw crusher, blending ores from various sources in the process.  A small crushed ore stockpile downstream of the primary crusher is reclaimed by apron feeder to feed the semi autogenous grind and ball mills, with cyclone overflow reporting to rougher-scavenger and cleaner flotation cells.  Flotation concentrate is thickened and cyanide leached, and all float tails report to a carbon-in-leach (“CIL”) circuit.  The pregnant eluate from the concentrate leach and stripped CIL carbon is treated by electro-winning to produce a powder that is filtered, dried and smelted on site into 150kg ingots.  Doré bullion is shipped by contract armored truck to a refinery.

Tailings slurry undergoes thickening for water recovery, cyanide detoxification, and is ultimately discharged to the tailings impoundment located in the east watershed outlet downstream of the open pit waste rock storage area.

The 2012 year end results show a feed grade of 1.70 g/t Au and 165 g/t Ag with an overall recovery of 83.1% Ag and 93.3% Au.

The final product shipped from Palmarejo consists of doré ingots.  The relatively pure precious metals are then sold by the refinery on the open market.

Metallurgical tests indicate recoveries of silver and gold by flotation and leaching from Guadalupe ores is similar to the recoveries experienced at Palmarejo in the full scale process plant with a flotation and leaching circuit.  Mineralogical test work shows that the ore minerals at both deposits are also similar. No additional test work was conducted at Guadalupe in 2012.

At La Patria, a total of forty-two drill holes were selected from the current geological data base to obtain representative test samples for a series of cyanide solubility tests meant to determine gold and silver extraction rates. Two sets of samples were submitted for testing in late 2012 and results for both sets of samples indicate that both gold and silver are amenable to be extracted into a cyanide solution.  These initial metallurgical results are preliminary in nature; however, they strongly support a continued and more extensive metallurgical test work program. This work is planned for 2013, and will include bottle roll and column tests on different feed sizes for representative composites along the La Patria ore deposit.

Coeur has numerous business contracts in place to allow day-to-day mining, crushing and processing functions to operate smoothly.  The terms of these contracts, with regard to charges, etc. are all within industry norms.

The stated Mineral Reserves, as of January 1, 2013, yield an estimated mine life of approximately 8 years and are estimated to generate a pre-tax net cashflow of $575.3 million based on future capital expenditure of $171.3 million.

Guadalupe

The Guadalupe deposit is located approximately 7 kilometers southeast of the Palmarejo mine site and processing plant and will be operated as a satellite of Palmarejo, which will provide processing, tailings and administrative support for the Guadalupe Mine.  Guadalupe ore will be mined by open pit and conventional and transverse longhole underground stoping techniques and trucked to the Palmarejo mill via surface roads.

The open pit production schedule provides for mining the pit in multiple designed phases to facilitate timely waste stripping and ensure consistent ore feed. It is currently assumed that the open pit production equipment at Palmarejo will transfer to Guadalupe when necessary to maintain the schedule.

Underground mining is designed and scheduled based on detailed economic stope designs, dilution and loss assumptions. The vein structure is most amenable to mechanized conventional longhole stoping in the vein sections narrower than 15 meters and transverse longhole stoping in the areas where the vein exceeds 15 meters.  The mining will be accomplished using jumbo drills, jackleg drills, bolters, longhole drills, Load-Haul-Dump (“LHD”) loaders and 30-45 tonne trucks. The underground longhole mining will utilize cemented rock fill (“CRF”) from a CRF plant located on the surface for backfilling of primary stopes.

Ventilation is planned according to industry standards for the mining method and planned equipment.

Coeur contracted Golder to complete a geotechnical study for Guadalupe in 2011.  The results indicate Guadalupe geotechnical stability to be better overall than at Palmarejo, with some variable conditions encountered in the development areas.  Coeur has implemented Golder’s recommendations into the Guadalupe designs, which include mining dimensions and analyzing operational applications such as bolting types, spacing and patterns.

Necessary infrastructure for Guadalupe not supported by the Palmarejo complex is either planned or in place.  This includes electrical power via a spur line from the Palmarejo feed, compressed air, office and other buildings, etc.  Underground water will be collected in sumps and recycled for use.  Excess water will be clarified and sent to the Palmarejo fresh water dam.

Reclamation

Coeur conducts an annual review of its potential reclamation responsibilities company-wide.  Its year end 2012 preliminary assessment for the life of mine disturbance for final reclamation at the Palmarejo Mine is estimated to be $16.8 million which includes the Guadalupe project.

Taxes

The Palmarejo Stream is subject to 16% Value Added Tax (“VAT”) in Mexico.  The monthly payment received from the operator is grossed up for the VAT which Franco-Nevada submits to the tax authorities.

Capital Costs

The capital cost estimate for the Palmarejo project is based on development and construction of a combined open pit and underground mine operation with a supporting plant and infrastructure.

Capital expenditures for Palmarejo and Guadalupe from January 1, 2013 through the end of the mine life are estimated to be an additional $171.3 million.  Major budgeted expenditures in 2013 at Palmarejo include $6.0 million for the final tailings dam construction and $9.1 million for capitalized development and mine equipment.  Expenditures for Guadalupe in 2013 are budgeted at $20.0 million for development and mine equipment.

RESERVES DATA AND OTHER OIL & GAS INFORMATION

GLJ was engaged by Franco-Nevada to evaluate the crude oil & natural gas reserves of its producing Oil & Gas properties and the value of future net revenue attributable to such reserves. GLJ has prepared a report in accordance with the requirements of NI 51-101. The GLJ Report was dated February 12, 2013 with an effective date of December 31, 2012. The GLJ Report was prepared using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”).

All evaluations of future revenue contained in the GLJ Report are after the deduction of royalties, development costs, production costs and well abandonment costs of all wells to which reserves have been attributed, but before consideration of indirect costs such as general and administrative, overhead recovery and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions contained in the GLJ Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the notes to the tables. The recovery and reserves estimates described herein are estimates only. The actual reserves may be greater or less than those calculated.

Oil & Gas Abbreviations and Conversions

Oil & Natural Gas Liquids

bbl	barrel
bbls/d	barrels per day
Mbbls/d	thousand barrels per day
MMbbls	million barrels
NGLs	natural gas liquids
Boe	barrel of oil equivalent
Boe/d	barrels of oil equivalent per day
Mboe	thousand barrels of oil equivalent
Mboe/d	thousand barrels of oil equivalent per day
MMboe	million barrels of oil equivalent
WTI	West Texas Intermediate
API	American Petroleum Institute

Natural Gas

Bcf	billion cubic feet
Mcf	thousand cubic feet
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MMBtu	million British thermal units

Oil & Gas Information Advisory

In this AIF, certain natural gas volumes have been converted to barrels of oil equivalent on the basis of six Mcf to one bbl.  Boe, Mboe, MMboe and related terms may be misleading, particularly if used in isolation.  A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Reserves Data (Forecast Prices and Costs)

The following table sets forth a summary of the crude oil & natural gas reserves and the value of future net revenue of Franco-Nevada as at December 31, 2012 as evaluated by GLJ in the GLJ Report using forecast prices and costs. The pricing used in the forecast price evaluation is set forth below under the heading “Forecast Prices and Costs”. Some of the tables may not add due to rounding.  See, “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards.”

	Light & Medium Oil		Heavy Oil		Natural Gas		NGLs		Total Oil Equivalent
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)
Proved
Producing	14,491	13,562	—	113	1	8,555	—	231	14,491	15,332
Developed Non-Producing	1,596	1,394	—	—	—	—	—	—	1,596	1,394
Undeveloped	4,639	4,277	—	—	—	—	171	171	4,810	4,448
Total Proved	20,726	19,233	—	113	1	8,555	171	402	20,897	21,174
Total Probable	10,049	9,302	—	25	0	2,762	92	175	10,141	9,962
Total Proved Plus Probable	30,775	28,535	—	138	2	11,316	263	577	31,038	31,136

The following tables set forth the net present value of future net revenue attributable to the reserves categories referred to above, before and after deducting future income tax expenses, calculated without discount and using a discount rate of 5%, 10%, 15% and 20%:

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
			(C$000)

Proved Producing	$770,542	$553,150	$426,149	$345,007	$289,554
Developed Non-Producing	102,233	57,211	35,009	23,036	16,083
Undeveloped	196,733	89,850	41,648	17,685	4,867

Total Proved	1,069,507	700,212	502,806	385,728	310,504
Total Probable	681,901	318,536	173,900	106,007	70,069

Total Proved Plus Probable	$1,751,408	$1,018,747	$676,706	$491,735	$380,573

	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
			(C$000)

Proved Producing	$696,708	$499,137	$384,587	$311,706	$261,996
Developed Non-Producing	77,648	42,900	26,058	17,077	11,896
Undeveloped	148,833	65,583	28,367	9,957	146

Total Proved	923,188	607,620	439,012	338,740	274,039
Total Probable	507,713	234,643	126,699	76,226	49,598

Total Proved Plus Probable	$1,430,901	$842,263	$565,711	$414,966	$323,638

The following table sets forth the undiscounted future net revenue attributable to proved and proved plus probable reserves (in total) as of December 31, 2012 is set forth below:

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Future Income Taxes	Future Net Revenue After Income Taxes
Total Proved (C$000)	$2,188,276	$381,136	$494,432	$194,474	$48,726	$1,069,507	$146,319	$923,188
Total Proved Plus Probable (C$000)	$3,372,916	$570,239	$761,111	$236,391	$53,766	$1,751,408	$320,507	$1,430,901

The following table sets forth the net present value of future net revenue (before deducting future income tax expenses), by production group, estimated using forecast prices and costs and calculated using a discount rate of 10%:

Reserves Category	Production group	Net present value of future net revenue before income taxes (discounted at 10% per year)(1) (C$000)	$/boe
Total Proved
	Light & Medium Oil(2)	469,261	24.15
	Heavy Oil(2)	4,488	39.87
	Natural Gas(3)	29,057	17.81
	Total	502,806	23.75
Total Proved Plus Probable
	Light & Medium Oil(2)	635,852	22.06
	Heavy Oil(2)	4,910	35.66
	Natural Gas(3)	35,943	16.58
	Total	676,706	21.73

(1)         Other company revenue and costs not related to a specific production group have been allocated proportionately to production groups. Unit values are based on the Company’s net reserves.

(2)        Including solution gas and other by-products.

(3)         Including by-products but excluding solution gas.

Forecast Prices and Costs

The following table sets forth forecast prices and costs pricing assumptions used in the GLJ Report with respect to net present values of future net revenue as well as the inflation rates used for operating and capital costs. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101. The crude oil & natural gas forecast prices are based on the January 1, 2013 posted price as determined by GLJ. The forecast price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report.

Year	WTI @ Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil (40 API at Edmonton) ($C/bbl)	Lloyd Blend Oil Stream Quality at Hardisty ($C/bbl)	Canadian Natural Gas Price (AECO- C/NIT) ($C/MMbtu)	NGL Edmonton Propane ($C/bbl)	NGL Edmonton Butane ($C/bbl)	NGL Edmonton Pentanes Plus ($C/bbl)	Inflation %/year	Exchange Rate $US/$C
2013	90.00	85.00	69.93	3.38	34.06	65.45	96.63	2.0	1.000
2014	92.50	91.50	75.94	3.83	45.75	70.46	97.91	2.0	1.000
2015	95.00	94.00	78.02	4.28	56.40	72.38	97.76	2.0	1.000
2016	97.50	96.50	80.09	4.72	57.90	74.31	100.36	2.0	1.000
2017	97.50	96.50	80.09	4.95	57.90	74.31	100.36	2.0	1.000
2018	97.50	96.50	80.09	5.22	57.90	74.31	100.36	2.0	1.000
2019	98.54	97.54	80.96	5.32	58.52	75.11	101.44	2.0	1.000
2020	100.51	99.51	82.59	5.43	59.71	76.62	103.49	2.0	1.000
2021	102.52	101.52	84.26	5.54	60.91	78.17	105.58	2.0	1.000
2022	104.57	103.57	85.96	5.64	62.14	79.75	107.71	2.0	1.000
2023+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	1.000

Reconciliation of Changes in Reserves

The table below is a reconciliation of gross reserves and is provided to satisfy the requirement of NI 51-101.  Under NI 51-101, gross reserves include only working interests before the deduction of royalties payable and do not include any royalties receivable.  As a significant percentage of Franco-Nevada’s assets are royalty interests, they are excluded from this table.  This hinders an investor’s ability to compare its reserves to others in the industry.  Therefore, in addition to presenting the reconciliation using gross reserves, a reconciliation using the Company’s interest reserves is also presented.  The Company’s interest reserves are gross working interest reserves plus net royalty interest reserves.

December 31, 2012
Reconciliation of Company Gross Reserves
by Principal Product Type

Forecast Prices and Costs

	Total Oil			Residue & Solution Gas			Natural Gas Liquids			Oil Equivalent
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (Mmcf)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31, 2011	2,034	814	2,848	3	1	4	0	43	43	2,035	856	2,891
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	3	(3)	0	0	0	0	0	0	0	3	(3)	0
Improved Recovery*	187	74	261	0	0	0	28	(28)	0	215	46	261
Technical Revisions	87	53	140	(0)	(1)	(1)	0	(24)	(24)	86	30	116
Acquisitions	18,917	9,110	28,028	0	0	0	143	101	244	19,060	9,212	28,272
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(502)	0	(502)	(2)	0	(2)	0	0	0	(502)	0	(502)
December 31, 2012	20,726	10,049	30,775	1	0	2	171	92	263	20,897	10,141	31,038

*                 The above change categories correspond to standards set out in the COGE Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”.

December 31, 2012
Reconciliation of Company Interest Reserves
by Principal Product Type

Forecast Prices and Costs

	Total Oil			Residue & Solution Gas			Natural Gas Liquids			Oil Equivalent
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (Mmcf)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31, 2011	3,710	1,357	5,067	9,627	3,244	12,871	259	159	418	5,573	2,058	7,631
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	45	12	57	6	2	8	0	0	0	46	13	59
Infill Drilling*	5	(5)	0	0	0	0	0	0	0	5	(5)	0
Improved Recovery*	223	89	312	0	0	0	33	(33)	0	256	56	312
Technical Revisions	145	62	207	541	(484)	57	12	(69)	(57)	248	(89)	159
Acquisitions	18,917	9,111	28,028	0	0	0	143	122	265	19,061	9,231	28,292
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(679)	0	(679)	(1,620)	0	(1,620)	(40)	0	(40)	(989)	0	(989)
December 31, 2012	22,365	10,627	32,992	8,555	2,762	11,317	408	177	585	24,198	11,266	35,464

*                 The above change categories correspond to standards set out in the COGE Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves on a forecast price and cost basis have been estimated in accordance with procedures and standards contained in the COGE Handbook. Franco-Nevada holds both non-operating working interests and royalty interests in its oil & gas assets and, therefore, does not principally determine the development schedule of these oil & gas assets.  The operators of these assets determine the development of these assets and Franco-Nevada’s role, as a working interest holder, will be limited to paying its working interest share of the expenses associated therewith. For proved undeveloped properties, see the preceding charts under “Reserves Data (Forecast Prices and Costs)” and “Net Present Value of Future Net Revenue (Forecast Prices and Costs)”.

Company Gross Reserves First Attributed by Year

Proved Undeveloped Reserves

	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		Oil Equivalent (Mbbl)
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
Prior	511	511	—	—	—	—	171	171	682	682
2010	180	481	—	—	—	—	—	171	180	652
2011	35	429	—	—	—	—	—	171	35	600
2012	437	4,639	—	—	—	—	—	171	437	4,810

*                 “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Probable Undeveloped Reserves

	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		Oil Equivalent (Mbbl)
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
Prior	490	490	—	—	—	—	42	42	532	532
2010	58	385	—	—	—	—	—	42	58	427
2011	15	340	—	—	—	—	—	42	15	382
2012	556	5,020	—	—	—	—	—	92	556	5,112

*                 “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Significant Factors or Uncertainties

The process of evaluating reserves is inherently complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data.  As circumstances change and additional data becomes available, reserve estimates also change.  Estimates are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.  Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production.  These revisions can be either positive or negative.

The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.  These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

The evaluated oil & natural gas assets have no material extraordinary risks or uncertainties beyond those which are inherent in an oil & natural gas producing company.  See “Risk Factors — Risks Related to Mining Operations and Oil & Natural Gas Operations”.

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to Franco-Nevada’s proved reserves reported in the GLJ Report using forecast prices and costs.

	Annual Capital Expenditure (C$000)
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Remainder	Total	Total 10% Discounted
Total Proved	23,634	25,648	20,570	15,396	10,038	8,128	5,548	5,636	5,306	4,911	4,893	5,227	59,539	194,474	106,816

Total Proved Plus Probable	24,155	33,088	29,324	23,181	18,069	13,342	7,508	5,636	5,306	4,911	4,893	5,269	61,708	236,391	135,786

Franco-Nevada expects to fund its estimated future development costs from working capital. Franco-Nevada does not anticipate that such costs will make development of any asset uneconomic or will have any material impact on disclosed reserves or future net revenue. All costs are to be incurred in Canada.

Other Oil & Gas Information

Forward Contracts

Franco-Nevada does not have any forward contracts for oil or natural gas.

Additional Information Concerning Abandonment and Reclamation Costs

Franco-Nevada is liable for ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its oil, gas, and NGL assets (including surface leases, wells, facilities and pipelines) upon abandonment only in respect of its working interest and net royalty interest in the Weyburn Unit and its working interest in the Midale Unit. There are no ongoing obligations of Franco-Nevada on its royalty interests in oil & natural gas assets.  Franco-Nevada identifies obligations related to its oil, gas and NGL assets by estimating the present value of expected future costs to reclaim and abandon these properties and the timing of costs to be incurred in future periods.

The estimates for abandonment are currently based on 91.4 net wells of which Franco-Nevada expects to incur such costs. Franco-Nevada anticipates the total amount of such costs to be approximately C$48,726,000 on an undiscounted basis (approximately C$8,074,000 discounted at 10 percent). Of this amount, Franco-Nevada anticipates that approximately C$1,157,000 (undiscounted) will be incurred in the next three financial years.

Tax Horizon

Franco-Nevada is taxable at an expected rate of approximately 26% on the revenue from the oil & natural gas royalty and working interests.

Costs Incurred

The following table sets out Franco-Nevada’s property acquisition, exploration and development costs for the fiscal year ended December 31, 2012.

	Proved			Unproved
Location	Property Acquisition	Exploration	Development	Property Acquisition	Total
Canada (C$000)	$447,317	$2,103	$4,969	$—	$454,389

Exploration and Development Activities

The following table summarizes the number and type of wells that Franco-Nevada drilled or participated in drilling for the fiscal year ended December 31, 2012. All of Franco-Nevada’s current exploration and development activities are in Canada.

			Net Wells Drilled
	Gross	Net	Oil Wells	Gas Wells	Service Wells	Dry Wells	Stratigraphic Test Wells
Exploratory Wells	—	—	—	—	—	—	—
Development Wells	13.0	0.3	0.2	—	0.1	—	—
Total (Canada)	13.0	0.3	0.2	—	0.1	—	—

Production Estimates

The following tables present GLJ’s forecasted case for proved and proved plus probable average daily production by product type for 2013. All production is from Canada. The production of oil & natural gas liquids from the Weyburn Unit will account for 60% of Franco-Nevada’s production of natural gas, natural gas liquids and oil for the 12 months ended December 31, 2013. Weyburn is expected to account for 73% of all oil production and 7% of all natural gas liquids production.

2013 Average Daily Production from Total Proved Reserves (Forecast Case)

	Light and Medium Oil		Heavy Oil Liquids		Natural Gas		Natural Gas Liquids
	Gross (bbl/d)	Net (bbl/d)	Gross (bbl/d)	Net (bbl/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbl/d)	Net (bbl/d)
Total Proved
Weyburn	2,954	2,562	0	0	0	0	9	9
Other Properties	652	930	0	25	3	3,929	2	112
Total: Total Proved	3,606	3,493	0	25	3	3,929	11	122

2013 Average Daily Production from Total Proved Plus Probable Reserves (Forecast Case)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross (bbl/d)	Net (bbl/d)	Gross (bbl/d)	Net (bbl/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbl/d)	Net (bbl/d)
Total Proved Plus Probable
Weyburn	3,090	2,677	0	0	0	0	14	14
Other Properties	679	964	0	25	3	4,001	3	116
Total: Total Proved Plus Probable	3,770	3,641	0	25	3	4,001	17	130

Production History

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ average daily production volumes for oil, natural gas and natural gas liquids, before deduction of royalties, for each fiscal quarter in 2012.

	Average Daily Production (boe/d)
2012	Oil	Natural Gas	Natural Gas Liquids	Total
First Quarter	1,116	872	125	2,113
Second Quarter	1,226	736	138	2,100
Third Quarter	1,087	734	73	1,894
Fourth Quarter	1,749	610	101	2,460

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ average prices received, royalties paid, production costs and resulting netback for oil, natural gas and natural gas liquids for each fiscal quarter in 2012.

Oil ($C/bbl)	Q1	Q2	Q3	Q4
Price received	$86.03	$72.91	$73.98	$71.75
Royalties Paid	9.03	8.13	9.74	5.60
Production costs	6.45	6.27	11.70	4.97

Netback	$70.56	$58.51	$52.53	$61.19

Natural Gas ($C/Mcf)	Q1	Q2	Q3	Q4
Price received	$2.13	$1.12	$1.63	$1.83
Royalties Paid	—	—	—	—
Production costs	—	—	—	—

Netback	$2.13	$1.12	$1.63	$1.83

NGL($C/bbl)	Q1	Q2	Q3	Q4
Price received	$75.56	$56.70	$62.97	$69.06
Royalties Paid	—	—	—	—
Production costs	—	—	—	—

Netback	$75.56	$56.70	$62.97	$69.06

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ production volumes for oil, natural gas and natural gas liquids, for the twelve months ended December 31, 2012.

Production (Mboe)	Oil	Natural Gas	Natural Gas Liquids	Total
Weyburn Unit	324.6	—	—	324.6
Midale Unit	48.3	—	—	48.3
Edson	—	166.6	40.0	206.5
Other	101.2	103.5	—	204.6
Total	474.1	269.9	40.0	784.0

Definitions, Notes and Other Cautionary Statements

In the tables set forth above under the subheading “Statement of Reserves Data and Other Oil & Natural Gas Information” and elsewhere in this AIF, unless otherwise indicated, the following definitions and other notes are applicable.

“Gross” means:

(a)                                 in relation to the Corporation’s interest in production or reserves, its “company gross reserves”, which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Corporation;

(b)                                 in relation to wells, the total number of wells in which the Corporation has an interest; and

(c)                                  in relation to properties, the total area of properties in which the Corporation has an interest.

“Net” means:

(a)                                 in relation to the Corporation’s interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation’s royalty interests in production or reserves;

(b)                                 in relation to the Corporation’s interest in wells, the number of wells obtained by aggregating the Corporation’s working interest in each of its gross wells; and

(c)                                  in relation to the Corporation’s interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

Definitions of Reserves:

Reserves Categories

Reserves are estimated remaining quantities of oil & natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a)                                 analysis of drilling, geological, geophysical and engineering data;

(b)                                 the use of established technology; and

(c)                                  specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)                                 Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)                                 Probable reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)                                  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(a)                                 Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into producing and non-producing.

(i)                                     Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)                                  Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b)                                 Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing.  This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to “individual reserve entities” (which refers to the lowest level at which reserves calculations are performed) and to “reported reserves” (which refers to the highest level sum of individual entity estimates for which reserves are presented).  Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)                                 at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b)                                 at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;

(c)                                  at least a 10% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Future Income Tax Expense

Future income tax expenses are estimated:

(a)                                 making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes between oil & gas activities and other business activities;

(b)                                 without deducting estimated future costs that are not deductible in computing taxable income;

(c)                                  taking into account estimated tax credits and allowances; and

(d)                                 applying to the future pre-tax net cash flows relating to the Corporation’s oil & gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

“Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil & gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)                                 gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves;

(b)                                 drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)                                  acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)                                 provide improved recovery systems.

“Development well” means a well drilled inside the established limits of an oil & gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

“Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil & gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)                                 costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)                                 costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)                                  dry hole contributions and bottom hole contributions;

(d)                                 costs of drilling and equipping exploratory wells; and

(e)                                  costs of drilling exploratory type stratigraphic test wells.

“Exploration well” means a well that is not a development well, a service well or a stratigraphic test well.

“Service well” means a well drilled or completed for the purpose of supporting production in an existing field.  Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

Numbers may not add due to rounding.

The estimates of future net revenue presented do not represent fair market value.

The forecast price and cost assumptions assume the continuance of current laws and regulations.

See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

RISK FACTORS

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Franco-Nevada. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities.

Risks Related to the Business of Franco-Nevada

Changes in the market price of the commodities that underlie the royalty, stream, working and other interests will affect the profitability of Franco-Nevada and the revenue generated therefrom

The revenue derived by Franco-Nevada from its asset portfolio, working interests and investments will be significantly affected by changes in the market price of the commodities underlying the royalties, streams, working interests and investments. Franco-Nevada’s revenue will be particularly sensitive to changes in the price of gold, oil, natural gas, PGMs and copper, as the revenue from these commodities represents the majority of the cash flow derived from the asset portfolio. Commodity prices, including those to which Franco-Nevada is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Franco-Nevada, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant oil & natural gas producing countries. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or working interests applicable to one or more relevant commodities. Moreover, despite Franco-Nevada’s commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Gold, silver, and/or PGMs are produced or will be produced as a by-product metal at some of the assets including the Palmarejo project, Sudbury project, MWS project, Cooke 4 project and Cobre Panama project, therefore, production decisions and the economic cut-off applied to the reporting of gold, silver and PGM reserves and resources, as applicable, will be influenced by changes in the commodity prices of other metals at the mines.  To some extent risks related to this will be mitigated by Franco-Nevada in respect of the Cobre Panama project as gold and silver deliveries under the stream are initially tied to the production of copper, the primary product to be produced at such project.

For Mineral Assets that are subject to stream agreements, in the event that the price of gold falls below $400 per ounce (subject to inflation adjustment), Franco-Nevada would not realize any profits.

The operation of the properties in which Franco-Nevada holds an interest is generally determined by third party property owners and operators, and Franco-Nevada has limited decision making power as to how these properties are operated, and the operators’ failure to perform could affect the revenues generated by Franco-Nevada

Franco-Nevada is not directly involved in the operation of mines.  The revenue derived from the asset portfolio is based on production by third party property owners and operators.  The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of Franco-Nevada on the relevant properties may not always be aligned. As an example, it will usually be in the interest of Franco-Nevada to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. The inability of Franco-Nevada to control the operations for the properties in which it has a royalty, stream or working interest may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.  In addition, the owners or operators may take action contrary to Franco-Nevada’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with Franco-Nevada; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency which could limit a third party’s ability to perform its obligations under the third party arrangements.

Franco-Nevada may not be entitled to any material compensation if any of the properties in which it holds a royalty, stream or other interest shuts down or discontinues their operations on a temporary or permanent basis.  At any time, any of the operators of the properties in which it holds a royalty, stream or other interest or their successors may decide to suspend or discontinue operations.

The owners or operators of the projects in which Franco-Nevada holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Franco-Nevada has little or no control.  If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Franco-Nevada.  In the event any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Franco-Nevada may be difficult or impossible to predict.

Franco-Nevada will have limited access to data and disclosure regarding the operation of properties, which will affect its ability to assess the royalty’s/stream’s performance

As a royalty/stream holder, Franco-Nevada has varying access to data on the operations or to the actual properties themselves.  This could affect its ability to assess the performance of the royalty/stream.  This could result in delays in cash flow from that which is anticipated by Franco-Nevada based on the stage of development of the properties covered by the asset portfolio.  In addition, some royalties/streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties/streams and, as such, Franco-Nevada may not be in a position to publicly disclose non-public information with respect to certain royalties/streams. The limited access to data and disclosure regarding the operations of the properties in which Franco-Nevada has an interest, may restrict Franco-Nevada’s ability to enhance its performance which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.  Although when creating new royalty or stream agreements, we attempt to obtain these rights, there is no assurance that our efforts will be successful.

Franco-Nevada depends on its operators for the calculation of royalty/stream payments.  It may not be able to detect errors and payment calculations may call for retroactive adjustments

Franco-Nevada’s royalty/stream payments are calculated by the operators of the properties on which Franco-Nevada has royalties/streams based on the reported production.  Each operator’s calculation of our royalty/stream payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator.  Certain royalty/stream agreements require the operators to provide Franco-Nevada with production and operating information that may, depending on the completeness and accuracy of such information, enable Franco-Nevada to detect errors in the calculation of royalty/stream payments that it receives.  Franco-Nevada does not, however, have the contractual right to receive production information for all of its royalty/stream interests.  As a result, Franco-Nevada’s ability to detect royalty/stream payment errors through its royalty/stream monitoring program and its associated internal controls and procedures is limited, and the possibility exists that Franco-Nevada will need to make retroactive royalty/stream revenue adjustments.  Some of our royalty/stream contracts provide us the right to audit the operational calculations and production data for the associated royalty/stream payments; however, such audits may occur many months following our recognition of the royalty/stream revenue and may require us to adjust our revenue in later periods.

Several royalties/streams are significant to Franco-Nevada and any adverse development related to these properties will affect the revenue derived from the royalty/stream

The stream on the Palmarejo project and the royalties on the Goldstrike complex are currently significant to Franco-Nevada although as new assets are acquired or move into production, the materiality of these assets will be reconsidered.  Any adverse development affecting the operation of, production from or recoverability of reserves from the Palmarejo project or the Goldstrike complex, or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, hiring suitable personnel and engineering contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect on Franco-Nevada’s profitability, financial condition and results of operations. In addition, Franco-Nevada has no control over operational decisions made by the third party owners and operators of these projects. Any adverse decision made by the owners and operators, including for example, alterations to mine plans or production schedules, may impact the timing and amount of revenue that Franco-Nevada receives and may have a material and adverse effect on Franco-Nevada’s profitability, financial condition and results of operations.  As mines on which Franco-Nevada has royalties/streams mature, it can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration.

Franco-Nevada is dependent on the payment of royalties/streams by the owners and operators of the relevant properties and any delay in or failure of such royalty/stream payments will affect the revenues generated by the asset portfolio

Franco-Nevada is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Franco-Nevada’s rights to payment under the royalties/streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property.  This inhibits Franco-Nevada’s ability to collect outstanding royalties/streams upon a default.  Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Franco-Nevada’s ability to recover or obtain equitable relief in the event of a default under such agreements.  In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Franco-Nevada should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue. Failure to receive any payments from the owners and operators of the relevant properties may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Certain royalty/stream interests and working interests are subject to rights in favour of others or third parties that could adversely affect the revenues generated from the asset portfolio

Some royalty/stream interests and working interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty/stream, (ii) pre-emptive rights pursuant to which parties to operating and royalty/stream agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty/stream to Franco-Nevada, or (iii) claw back rights pursuant to which the seller of a royalty/stream to Franco-Nevada has the right to re-acquire the royalty/stream. Holders may exercise these rights such that certain royalty/stream interests and working interests would not be available to Franco-Nevada.

The asset portfolio includes a number of royalty interests based on net profits, and the revenue derived from such royalty interests is dependent upon factors beyond the control of Franco-Nevada that may have an adverse effect on the overall revenues generated by the asset portfolio

Franco-Nevada holds a number of net profit royalties, equity interests and working interests in its asset portfolio. These royalties and other interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating the royalty payable to Franco-Nevada. These cost pressures include costs of labour, equipment, fuel, electricity, environmental compliance, oil prices and numerous other capital, operating and production inputs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of Franco-Nevada, and can have a dramatic effect on the revenue payable to Franco-Nevada on these royalties and other interests. Any increase in the costs incurred by the operators on the applicable properties will likely result in a decline in the revenue received by Franco-Nevada. This will affect overall revenue generated by the asset portfolio which may have a material and adverse effect on Franco-Nevada’s profitability, financial condition, and results of operations.

Franco-Nevada may enter into acquisitions or other material royalty or streaming transactions at any time

Franco-Nevada is continuously reviewing opportunities to acquire existing royalties or streams, to create new royalty interests or streaming arrangements through the financing of mining projects or to acquire companies that hold royalties or streams.  At any given time Franco-Nevada has various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions.  This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities.  Any such acquisition or transaction could be material to Franco-Nevada and may involve the issuance of securities by Franco-Nevada or the incurring of indebtedness to fund any such acquisition.  In addition, any such acquisition or other royalty or streaming transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Franco-Nevada may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to Franco-Nevada, even if such restructuring may reduce near-term revenues or result in Franco-Nevada incurring transaction related costs.

Franco-Nevada may enter into one or more acquisitions, restructurings or other royalty and streaming transactions at any time.

Franco-Nevada may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business

Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Franco-Nevada are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition, exploration and development of royalties/streams and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Franco-Nevada’s success and there can be no assurance of such success. If Franco-Nevada is not successful in attracting and retaining qualified personnel, Franco-Nevada’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition. Franco-Nevada does not intend to maintain “key man” insurance for any members of its management.

Increased competition for royalty/stream interests and resource investments could adversely affect Franco-Nevada’s ability to acquire additional royalties, streams and other investments in mineral and oil & natural gas properties

Many companies are engaged in the search for and the acquisition of mineral and oil & natural gas interests, and there is a limited supply of desirable mineral and oil & natural gas interests. The mineral exploration and mining and oil & natural gas businesses are competitive in all phases. Many companies are engaged in the acquisition of mining and oil & natural gas interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. Franco-Nevada may be at a competitive disadvantage in acquiring interests in these natural resource properties, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that Franco-Nevada will be able to compete successfully against other companies in acquiring new natural resource properties and royalty/stream interests.  In addition, Franco-Nevada may be unable to acquire royalties or streams at acceptable valuations which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Royalty/stream and other interests may not be honoured by operators of a project

Royalty/stream and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty/stream and other interests do not abide by their contractual obligations, Franco-Nevada would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success.  Any pending proceedings or actions or any decisions determined adversely to Franco-Nevada, may have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

There may be unknown defects in the asset portfolio

A defect in a royalty, stream, working interest or equity interest and/or the underlying contract may arise to defeat or impair the claim of Franco-Nevada to such royalty, stream, working interest or equity interest. When Franco-Nevada acquired assets from Newmont it was not provided with title representations and warranties relating to the royalties and various equity interests in the Newmont Acquisition Agreement. Newmont only represented that it would transfer the extent of its interest in the assets to Franco-Nevada. If there was a defect in Newmont’s interest in the royalties, working interest or equity interest and/or the underlying contract, Franco-Nevada will not have any recourse against Newmont under the Newmont Acquisition Agreement.  Unknown defects in the royalty, stream or other assets of Franco-Nevada may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Current global financial conditions continue to be challenging

Following the onset of the credit crisis in 2008, global financial conditions were characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities.  While global financial conditions have stabilized somewhat, there remains considerable risk in the global financial system given the extraordinary measures adopted by government authorities to achieve that stability.  The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the European Union.  Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises.  Global capital markets have continued to display increased volatility in response to global events.  Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults.

Any sudden or rapid destabilization of global economic conditions could negatively impact Franco-Nevada’s ability, or the ability of the operators of the properties in which Franco-Nevada holds royalties, streams or other interests, to obtain equity or debt financing.  Additionally, Franco-Nevada may be subject to counterparty risk and liquidity risk.  Franco-Nevada is exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold Franco-Nevada’s cash, (ii) through companies that have payables to Franco-Nevada, (iii) through Franco-Nevada’s insurance providers, and (iv) through Franco-Nevada’s lenders. Franco-Nevada is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.  These factors may impact the ability of Franco-Nevada to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Franco-Nevada.  If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, Franco-Nevada’s operations could be adversely impacted and the trading price of Franco-Nevada securities could be adversely affected.

Franco-Nevada’s revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Franco-Nevada’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Franco-Nevada may suffer losses due to adverse foreign currency rate fluctuations.

The ability to pay dividends will be dependent on the financial condition of Franco-Nevada

Payment of dividends on the Common Shares is within the discretion of Franco-Nevada’s board of directors and will depend upon Franco-Nevada’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Although Franco-Nevada currently pays a regular dividend, there can be no assurance that it will be in a position to declare dividends due to the occurrence of one or more of the risks described herein.

Changes in tax legislation could affect the profitability of Franco-Nevada

Changes to, or differing interpretation of, taxation laws in any of Canada, the United States, Mexico, Barbados, Australia or any of the countries in which Franco-Nevada’s assets or relevant contracting parties are located could result in some or all of Franco-Nevada’s profits being subject to additional taxation.  No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in Franco-Nevada’s profits being subject to additional taxation which could have a material adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Certain of Franco-Nevada’s directors and officers serve in similar positions with other public companies, which could put them in a conflict position from time to time

Certain of the directors and officers of Franco-Nevada also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and, to the extent that such other companies may participate in the same ventures in which Franco-Nevada participates, or in ventures in which Franco-Nevada may seek to participate, the directors and officers of Franco-Nevada may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Franco-Nevada for the acquisition of royalties/streams, or mineral or oil & natural gas property investments. Such conflicts of the directors and officers may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Franco-Nevada can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and Franco-Nevada may have to raise additional capital through the issuance of additional equity, which could result in dilution to Franco-Nevada’s shareholders

There can be no assurance that Franco-Nevada will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or postponement of further business activities which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. Franco-Nevada may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

If Franco-Nevada expands its business beyond the acquisition of royalty/stream interests, Franco-Nevada may face new challenges and risks which could affect its profitability, results of operations and financial condition

Franco-Nevada’s operations and expertise have been focused on the acquisition and management of royalty/stream interests.  Franco-Nevada may pursue acquisitions outside this area, including acquiring and/or investing in, developing resource projects.  Expansion of Franco-Nevada’s activities into new areas would present challenges and risks that it has not faced in the past, including many of the risks described under “Risks Related to Mining Operations and Oil & Natural Gas Operations”. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Potential litigation affecting the properties in which Franco-Nevada holds its royalty/stream interests could have an adverse effect on Franco-Nevada

Potential litigation may arise on a property on which Franco-Nevada holds or has a royalty/stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners).  As a royalty/stream holder, Franco-Nevada will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Risks Related to Mining Operations and Oil & Natural Gas Operations

Franco-Nevada is subject to the same risk factors as the properties in which it holds a royalty, stream or other interests

To the extent that they relate to the production of minerals or oil & natural gas from, or the continued operation of, the properties in which Franco-Nevada holds a royalty, stream or interest, Franco-Nevada will be subject to the risk factors applicable to the operators of such mines or projects.

The inability to add additional reserves to its asset portfolio through either the development of existing resources or the acquisition of new mineral or oil & natural gas producing assets could affect Franco-Nevada

The revenue generated by Franco-Nevada is principally based on the exploitation of mineral and oil & natural gas reserves on assets underlying the royalty/stream interests and on which Franco-Nevada has a royalty, stream or other interest. Such reserves are continually being depleted through extraction and the long-term viability of the asset portfolio depends on the replacement of reserves through new producing assets and increases in reserves on existing producing assets. While Franco-Nevada may be able to maintain all or a portion of its interest in its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its asset portfolio. Exploration for minerals and energy resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or energy resources on properties underlying the asset portfolio. Even in those cases where a significant mineral or oil & natural gas deposit is identified, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new reserves will be identified to replace or increase the amount of reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional reserves or to replace existing reserves through either the development of existing resources or the acquisition of new mineral or oil & natural gas producing assets may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Reserves and resources are estimates based on interpretation and assumption and actual production may differ from amounts identified in such estimates

The mineral and oil & natural gas reserves and resources on properties underlying Franco-Nevada’s royalty/stream interests are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals and oil & natural gas will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying Franco-Nevada’s royalty/stream interests constitute or will be converted into reserves. Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying Franco-Nevada’s royalty/stream interests unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience.  The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability.  Any of these factors may require operators to reduce their reserves and resources, which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond the control of Franco-Nevada

Companies engaged in mining and oil & natural gas activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, fires, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, sour gas releases and spills, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil & natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which Franco-Nevada holds a royalty/stream interest and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Title defects may result in a loss of entitlement to a property

A defect in the chain of title to any of the properties underlying the royalty/stream interests or necessary for the anticipated development or operation of a particular project to which a royalty/stream interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of Franco-Nevada’s royalty/stream interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties/streams are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty/stream interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties/streams in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the royalty/stream holder. Accordingly, the royalty/stream holder may be subject to risk from third parties. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in which Franco-Nevada has a royalty/stream interest and may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

The operations in which Franco-Nevada holds a royalty, stream or other interest require various property rights, permits and licenses in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

Exploration, development and operation of mining and oil & natural gas properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labour standards, reclamation obligations, heritage and historic matters and other matters. Franco-Nevada, in respect of its own assets and operations, as well as the owners and operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue Franco-Nevada derives from the royalty/stream interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by Franco-Nevada. There can be no guarantee that Franco-Nevada or the operators of those properties in which Franco-Nevada holds a royalty, stream or other interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining or oil & natural gas facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Franco-Nevada is exposed to risks related to the permitting, construction, development and/or expansion in relation to the projects and properties it holds a royalty, stream or other interest

Many of the projects or properties in which Franco-Nevada holds an interest in are in the permitting, construction, development and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the operators of such projects will have the financial, technical and operational resources to complete permitting, construction, development and/or expansion of such projects in accordance with current expectations or at all.

The operations in which Franco-Nevada holds an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict the operations

All phases of the mining and the oil & natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by Franco-Nevada, as an owner or operator of a property, or by owners or operators of properties underlying the asset portfolio could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty, which could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Additional costs may be incurred as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions

Franco-Nevada acknowledges climate change as an international and community concern.  Franco-Nevada supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change.  In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels.  Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent.  Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation.  However, if the current regulatory trend continues, Franco-Nevada expects this may result in increased costs at some of the operations underlying its royalty/stream interests.

Franco-Nevada is exposed to risks of changing political attitudes and stability and ensuing changes in government regulation in the countries in which it holds royalty, stream or other interests

The properties on which Franco-Nevada holds or will hold a royalty, stream or other interest are located in multiple legal jurisdictions and political systems. There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws, may not be renewed as anticipated or may otherwise be adversely impacted by changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or oil & natural gas operations. These are matters over which Franco-Nevada has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labour relations, foreign investment, nationalization, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties in which Franco-Nevada holds a royalty, stream or other interest. In certain areas where Franco-Nevada holds a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Franco-Nevada and the owners and operators of the properties in which Franco-Nevada has an interest and such changes may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Additionally, Franco-Nevada is indirectly exposed to the risks faced by the operators of the properties in which Franco-Nevada holds or will hold royalties, streams or other interests in foreign jurisdictions.  These include risks related to political and economic instability, under-developed legal systems, inconsistencies in the application of local laws and other legal uncertainty, terrorism, military repression, political violence, crime, corruption, infectious diseases, unsophisticated infrastructure and inaccessibility.

Significant changes to western Canadian provinces’ royalty framework may have an adverse effect on the revenue generated by Oil & Gas Assets

In addition to federal regulation, each Canadian province has legislation and regulations that govern royalties, production rates and other matters.  The royalty regime in a given province is a significant factor in the profitability of crude oil, natural gas liquids, sulfur and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties.  Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production.  The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.  Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner’s interest through non-public transactions.  These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development.  Such programs often provide for royalty rate reductions, royalty holidays, or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.

Any increased royalty burden may affect the operations of the owners or operators of properties underlying Franco-Nevada’s Oil & Gas Assets which may materially and adversely affect its profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Proposed changes to U.S. federal mining and public land law could impose, among other things, royalties and fees paid to the U.S. government by mining companies and royalty holders

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of The General Mining Law of 1872 which governs the disposal of metallic minerals on lands owned by the federal government.  Some of the production covered by Franco-Nevada’s royalties occurs on unpatented mining claims located on U.S. federal lands.  In 2012, the U.S. President’s budget message to the U.S. Congress called for legislation to amend the U.S. mining law to impose a leasing system for gold, silver, and certain other metallic minerals, to impose a royalty on the production from federal lands, and a reclamation fee on production from federal and other lands.  To date, no legislation has been introduced to implement this request to amend the mining law.  Such legislation, if enacted by the U.S. Congress, could substantially increase the cost of holding mining claims and could reduce the revenue Franco-Nevada receives from royalties on unpatented mining claims, and to a lesser extent, on other lands in the United States.  Moreover, such legislation could significantly impair the ability of owners of properties subject to Franco-Nevada’s royalties to develop mineral resources on unpatented mining claims.  Although it is impossible at this time to predict what royalties and fees may be imposed in the future, the imposition of such royalties and fees could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal lands.  Passage of such legislation may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Adequate infrastructure may not be available to develop the properties in which Franco-Nevada has an interest

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations in which Franco-Nevada has a royalty/stream interest.

North American crude oil price differentials are expected to continue to be volatile throughout 2013 which will have an impact on crude oil prices for Canadian producers. Overall, supply in excess of current pipeline and refining capacity is expected to exist. Material structural changes are required to reduce these bottlenecks and the resulting steep price discounts. There are numerous projects proposed to alleviate pipeline bottlenecks in the United States, expand refinery capacity and expand or build new pipelines in Canada and the United States to source new markets, many of which are in the regulatory application phase. There can be no assurance that such regulatory approvals will be secured on a timely basis or at all.

Production is dependent on operators’ employees

Production from the properties in which Franco-Nevada holds an interest depends on the efforts of operators’ employees.  There is intense competition for geologists and persons with mining expertise.  The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations.  Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted.  Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Franco-Nevada.  If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Franco-Nevada.

Franco-Nevada is subject to risks related to certain operations in South Africa

Certain operators are subject to risks normally associated with the conduct of business in South Africa. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, Black Economic Empowerment participation requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs.  The above risks may limit, disrupt or negatively impact the operator’s business activities.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Franco-Nevada holds royalty/stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. Franco-Nevada’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of those projects or operations on which Franco-Nevada holds a royalty or stream.  Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against Franco-Nevada or the operators’ activities.  Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people.  Claims and protests of indigenous peoples may disrupt or delay activities of the operators of Franco-Nevada’s royalty/stream assets.

Franco-Nevada may be impacted by regulatory requirements under the U.S. public land and endangered species laws that limit or restrict access to federal lands for mineral exploration and development

Recent proposed rulemaking by the U.S. Department of the Interior would create a framework for the Secretary of the Interior to exercise authority under the Federal Land Policy and Management Act (“FLPMA”) to withdraw from mineral entry federal lands found to be critical habitat for Sage grouse.  In addition, on March 23, 2010, the U.S. Fish & Wildlife Service published a rangewide “warranted but precluded” finding (75 FR 13909) that Sage grouse are entitled to protections under the federal Endangered Species Act (“ESA”), but are presently precluded by the need to focus federal resources on other, higher priority listing candidate species.  If such proposed FLPMA rules are promulgated, or the Sage grouse are listed under the ESA, withdrawal of lands or use restrictions on Sage grouse habitat could impact explorers and developers of mineral deposits in the western U.S., including the operators of projects subject to Franco-Nevada’s royalties, by constraining or prohibiting exploration or development of new deposits or the development or expansion of existing mining projects impacted by such regulations.

Risks Related to Franco-Nevada’s securities

Franco-Nevada’s securities are subject to price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Franco-Nevada include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral and oil & natural gas prices will not occur. As a result of any of these factors, the market price of Franco-Nevada’s securities at any given time may not accurately reflect the long term value of Franco-Nevada.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Franco-Nevada.

There may be limitations on enforcement of civil judgments

Certain of the experts named elsewhere in this AIF are residents of countries other than Canada. A substantial portion of the assets of Franco-Nevada are located outside of Canada. As a result, it may be difficult for investors in Franco-Nevada’s securities to commence legal proceedings in Canada against these non-Canadian residents. In addition, it may not be possible for investors in Franco-Nevada’s securities to collect from Franco-Nevada or these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in Franco-Nevada’s securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Additional issuance of securities by Franco-Nevada may dilute existing securityholders, reduce some or all of Franco-Nevada’s financial measures on a per share basis, reduce the trading price of the Common Shares or other Franco-Nevada securities or impede Franco-Nevada’s ability to raise future capital

Franco-Nevada may issue additional securities in the future in connection with acquisitions, strategic transactions, financings or for other purposes.  To the extent additional securities are issued, Franco-Nevada’s existing securityholders could be diluted and some or all of Franco-Nevada’s financial measures could be reduced on a per share basis.  Additionally, Franco-Nevada securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Franco-Nevada’s securities may decline if certain large holders of Franco-Nevada securities or recipients of Franco-Nevada securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities.  In addition, such issuances of securities may impede Franco-Nevada’s ability to raise capital through the sale of additional equity securities in the future.

Franco-Nevada may be, or may become, a “passive foreign investment company,” which may result in adverse tax consequences for United States investors

If Franco-Nevada were to constitute a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. holder’s holding period, then certain potentially adverse U.S. federal income tax rules may affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership and disposition of Common Shares.

The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as Franco-Nevada (a company that derives a substantial part of its operating revenue from the sale of gold and other precious metals that it has agreed to purchase from mining companies) will be treated under the PFIC rules.  Although the matter is not free from doubt, Franco-Nevada believes, on a more likely than not basis, that it was not a PFIC for the tax year ended December 31, 2012, and that it will not be a PFIC for its current tax year ending on December 31, 2013, and for the foreseeable future.  Franco-Nevada, however, believes that it was a PFIC for its tax year ended December 31, 2011, and prior tax years.

The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, Franco-Nevada’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of Franco-Nevada concerning its PFIC status. Each U.S. holder should consult its own tax advisor regarding the PFIC status of Franco-Nevada.

This risk factor is qualified in its entirety by the discussion set forth under the heading, “Certain United States Federal Income Tax Considerations” contained in the Franco-Nevada’s Annual Report on Form 40-F which has been filed with the Securities and Exchange Commission and can be found at the SEC’s website www.sec.gov.

Franco-Nevada’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Franco-Nevada’s compliance costs and the risk of noncompliance, which could have an adverse effect on Franco-Nevada’s stock price

Franco-Nevada is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the Financial Accounting Standards Board.  These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain.  For example, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted, which resulted in the SEC adopting rules that will require Franco-Nevada to disclose on an annual basis, beginning in 2014, certain payments made by Franco-Nevada, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments.  The SEC has also adopted rules under the Dodd-Frank Act that will require a company filing reports with the SEC to disclose on an annual basis, beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country.  Franco-Nevada currently holds royalties, streaming interests or other interests in properties located around the world.  It is possible that the new SEC rules regarding conflict minerals could adversely affect the value of the minerals mined, which may impact royalty payments, the value of gold streams or the value of Franco-Nevada’s royalty/stream interests in those properties.  Further, Franco-Nevada’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Franco-Nevada may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires an annual assessment by management of the effectiveness of Franco-Nevada’s internal control over financial reporting and an attestation report by Franco-Nevada’s independent auditors addressing this assessment beginning with the fiscal year ended December 31, 2012.  While Franco-Nevada’s internal control over financial reporting for the year ended December 31, 2012 were effective, Franco-Nevada may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Franco-Nevada may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX.  Franco-Nevada’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Franco-Nevada’s business and negatively impact the trading price of its Common Shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Franco-Nevada’s operating results or cause it to fail to meet its reporting obligations.  Future acquisitions of companies may provide Franco-Nevada with challenges in implementing the required processes, procedures and controls in its acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to Franco-Nevada.

No evaluation can provide complete assurance that Franco-Nevada’s internal control over financial reporting will detect or uncover all failures of persons within Franco-Nevada to disclose material information otherwise required to be reported.  The effectiveness of Franco-Nevada’s controls and procedures could also be limited by simple errors or faulty judgments.  In addition, should Franco-Nevada expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Franco-Nevada continue to improve its internal control over financial reporting.  Although Franco-Nevada intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Franco-Nevada cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

Franco-Nevada may become subject to burdensome regulatory requirements under U.S. laws regulating pension plans

Franco-Nevada may not qualify as an “operating company” for purposes of the Employee Retirement Income Security Act of 1974 (United States), as amended (“ERISA”). Consequently, if 25% or more of the issued Common Shares were held by private pension plans subject to ERISA or plans subject to the U.S. Internal Revenue Code’s “prohibited transaction” rules (such as individual retirement accounts), then Franco-Nevada’s assets would be treated as ERISA “plan assets”.  As a result, Franco-Nevada could become subject to the ERISA regulatory regime, including, among other potentially burdensome regulatory requirements, heightened fiduciary duties owed to plan participants. While Franco-Nevada intends to monitor beneficial ownership of its Common Shares by ERISA plans, there can be no assurance that Franco-Nevada will not become subject to ERISA regulations in the future. If Franco-Nevada were subject to ERISA regulatory requirements, it could have a material and adverse effect on Franco-Nevada’s ability to manage its business and/or its results of operations and financial condition.

DIVIDENDS

The following table sets forth the dividends paid by Franco-Nevada for each of the three most recently completed financial years:

Dividends Paid	2012	2011(1)	2010
Per Common Share(2)(3)	$0.54	$0.32	$0.29
In aggregate(2)(4)	$77,900,202	$49,220,260	$33,301,000

(1)    Beginning July 2011, the Corporation began declaring its dividend in US dollars.

(2)    The exchange rate used to convert the dividends to C$ is the noon rate posted by the Bank of Canada on the day before the dividend declaration date.

(3)    The C$ equivalents for 2012, 2011 and 2010 are $0.54, $0.38, and $0.30 respectively.

(4)    The C$ equivalents for 2012, 2011 and 2010 are $77,930,332, $48,912,349, and $34,325,472 respectively.

Franco-Nevada has adopted a dividend policy to pay an adequate sustainable dividend as determined by its board of directors to qualify its Common Shares for large generalist institutional funds. In July 2010, Franco-Nevada began to declare and pay monthly dividends and it is anticipated that it will continue to do so. The board of directors may change the dividend policy at any time at its sole discretion and there is no assurance that Franco-Nevada will be able to pay any dividends or sustain any level of dividend payments.  It is expected that the board of directors will conduct periodic reviews of Franco-Nevada’s dividend policy.

CAPITAL STRUCTURE

The authorized share capital of Franco-Nevada consists of an unlimited number of Common Shares and an unlimited number of preferred shares of which, as of March 18, 2013, 146,730,310 Common Shares and no preferred shares were outstanding.

Common Shares

Each Common Share carries the right to one vote at all meetings of shareholders of Franco-Nevada. There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Franco-Nevada.

Preferred Shares

The preferred shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the board of directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preferred shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

The preferred shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the preferred shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the preferred shares. The preferred shares of any series may also be given such other preferences over the Common Shares and over any other shares ranking junior to the preferred shares as may be fixed by the directors.

Warrants

Franco-Nevada and its wholly-owned subsidiary FN GLW have outstanding certain warrants to purchase Common Shares, of which the following three classes are or have recently been listed and posted for trading.

2012 Warrants

The Corporation recently had warrants outstanding, each warrant entitling the holder to purchase one Common Share upon payment of C$32.00 (the “2012 Warrants”).  The 2012 Warrants expired on March 13, 2012.  The 2012 Warrants were listed and posted for trading on the TSX under the symbol “FNV.WT”.

2017 Warrants

The Corporation has outstanding as of the date hereof 6,510,769 warrants (including those issued in connection with the Lumina acquisition), each warrant entitling the holder to purchase one Common Share upon payment of C$75.00 until June 16, 2017 (the “2017 Warrants”).  In addition, the Corporation has issued one special warrant which is exchangeable into 2,000,000 2017 Warrants upon the holder achieving certain permitting, development and financing criteria.  The 2017 Warrants are listed and posted for trading on the TSX under the symbol “FNV.WT.A”.

2013 GLW Warrants

FN GLW has outstanding as of the date hereof 25,999,998 warrants, each warrant entitling the holder to acquire, at the holder’s election at the time of exercise, either 0.1556 of one Common Share or C$5.20 in cash, upon payment of C$10.00 until July 8, 2013 (the “2013 GLW Warrants”).  The 2013 GLW Warrants are listed and posted for trading on the TSX under the symbol “FNV.WT.B”.

MARKET FOR SECURITIES

The Common Shares of Franco-Nevada are listed and posted for trading on the TSX and the NYSE in each case under the symbol “FNV”.

The 2017 Warrants are listed and posted for trading on the TSX under the symbol “FNV.WT.A”.

The 2013 GLW Warrants are listed and posted for trading on the TSX under the symbol “FNV.WT.B”.  Prior to February 4, 2010, the 2013 GLW Warrants traded on the TSX Venture Exchange.

Trading Price and Volume

The following table sets forth the high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for the most recently completed financial year.

	Common Shares TSX			Common Shares NYSE
	High C$	Low C$	Volume	High $	Low $	Volume
2012
January	45.97	38.69	11,374,010	45.95	38.27	3,902,599
February	46.50	41.97	15,537,890	46.55	42.15	3,688,748
March	44.67	40.53	12,803,267	45.17	40.56	4,451,229
April	44.58	39.83	9,211,436	45.14	40.00	2,626,349
May	44.95	37.99	12,873,611	45.46	37.51	5,218,326
June	49.02	43.74	10,481,908	47.88	42.17	5,406,959
July	50.13	45.58	10,985,846	49.97	44.95	4,750,841
August	51.25	46.06	11,717,990	52.00	46.43	5,849,553
September	59.58	50.56	11,790,205	60.99	51.40	7,555,273
October	60.62	55.69	8,913,821	61.60	56.02	5,998,883
November	60.58	55.57	8,328,436	60.64	55.71	5,127,477
December	57.80	54.15	7,345,185	58.75	54.54	4,280,381
2013
January	58.09	51.51	7,848,176	59.03	51.08	4,605,931
February	55.08	48.16	9,580,897	55.20	47.01	5,373,809
March (1-18)	49.88	45.93	9,803,018	48.27	44.67	5,340,831

The following table sets forth the high and low prices and volumes for the 2012 Warrants, 2017 Warrants and 2013 GLW Warrants traded on the TSX for the most recently completed financial year.

	2012 Warrants						2017 Warrants			2013 GLW Warrants
	High C$		Low C$		Volume		High C$	Low C$	Volume	High C$	Low C$	Volume
2012
January	13.92		6.95		1,104,239		6.75	5.25	591,074	0.34	0.27	1,953,320
February	14.45		10.00		1,189,619		6.75	5.80	86,757	0.35	0.27	1,472,641
March	12.62	(1)	9.48	(1)	503,442	(1)	6.35	5.30	97,511	0.31	0.21	2,073,211
April	—		—		—		6.23	5.02	79,367	0.27	0.20	738,859
May	—		—		—		6.15	4.19	107,758	0.27	0.14	1,095,860
June	—		—		—		6.59	4.50	237,009	0.28	0.17	1,359,771
July	—		—		—		6.00	5.20	146,216	0.25	0.18	674,700
August	—		—		—		6.46	5.21	172,682	0.26	0.19	680,346
September	—		—		—		9.00	6.80	1,222,048	0.55	0.28	2,578,113
October	—		—		—		9.72	8.44	387,763	0.55	0.38	1,856,701
November	—		—		—		10.00	8.64	178,523	0.52	0.35	1,867,126
December	—		—		—		9.00	8.00	72,566	0.39	0.25	558,860
2013
January	—		—		—		9.25	7.00	113,727	0.37	0.09	1,733,162
February	—		—		—		7.84	6.30	238,796	0.14	0.04	1,615,032
March (1-18)	—		—		—		7.10	6.05	76,684	0.07	0.03	1,754,351

(1)         March (1-13) as these warrants expired on March 13, 2012.

DIRECTORS AND OFFICERS

The following table sets forth, as at the date hereof, the name, province or state and country of residence, position held with Franco-Nevada and principal occupation of each director and executive officer of Franco-Nevada:

Name and Municipality of Residence	Position with Franco-Nevada(1)	Principal Occupation

Pierre Lassonde	Director and Chairman	Chairman, Franco-Nevada
Toronto, Ontario, Canada

David Harquail	Director, President and Chief Executive Officer	President and Chief Executive Officer, Franco-Nevada
Toronto, Ontario, Canada

Derek W. Evans(3)	Director	President and CEO, Pengrowth Energy Corporation
Calgary, Alberta, Canada

Graham Farquharson(2)	Director	President, Strathcona Mineral Services Limited
Toronto, Ontario, Canada

Louis Gignac(3)	Director	President, G Mining Services Inc.
Brossard, Quebec, Canada

Randall Oliphant(3)	Director	Executive Chairman, New Gold Inc.
Toronto, Ontario, Canada

Hon. David R. Peterson(2)	Director	Chairman, Cassels Brock & Blackwell LLP
Toronto, Ontario, Canada

Sandip Rana	Chief Financial Officer	Chief Financial Officer, Franco-Nevada
Brampton, Ontario, Canada

Lloyd Hong	Chief Legal Officer & Corporate Secretary	Chief Legal Officer & Corporate Secretary, Franco-Nevada
Toronto, Ontario, Canada

Geoff Waterman	Chief Operating Officer	Chief Operating Officer, Franco-Nevada
Toronto, Ontario, Canada

Paul Brink	Senior Vice President, Business Development	Senior Vice President, Business Development, Franco-Nevada
Toronto, Ontario, Canada

(1)         All of the directors have served since November 2007 with the exception of Derek Evans who was appointed in August 2008.

(2)        Member of the Compensation and Corporate Governance Committee.

(3)         Member of the Audit and Risk Committee.

Each director’s term of office expires at the next annual meeting of shareholders of Franco-Nevada or when his successor is duly elected or appointed, unless his term ends earlier in accordance with the articles or by-laws of Franco-Nevada, he resigns from office or he becomes disqualified to act as a director of Franco-Nevada.

As of the date hereof, the directors and executive officers of Franco-Nevada, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 4,495,954 Common Shares, representing approximately 3.1% of the Common Shares outstanding.

Biographical information regarding the directors and executive officers of Franco-Nevada is provided as follows:

Pierre Lassonde, Director and Chairman — Pierre Lassonde is Chairman of the Board.  Mr. Lassonde formerly served as President of Newmont Mining Corporation (“Newmont”) from 2002 to 2006 and as a director and Vice-Chairman of Newmont until November 30, 2007.  Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”).  Mr. Lassonde also served as President and Chief Executive Officer of Euro-Nevada Mining Corporation Limited from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada.

Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002.  Mr. Lassonde is past Chairman and a director of the World Gold Council, Chairman of the Quebec National Art Museum and a director of New Gold Inc. and Enghouse Systems Limited.  Mr. Lassonde received his Chartered Financial Analyst designation from the University of Virginia in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967.  Mr. Lassonde was inducted into the Canadian Mining Hall of Fame in 2013.

David Harquail, President, Chief Executive Officer and Director — David Harquail is President and Chief Executive Officer of the Corporation and is a director of the Corporation.  Mr. Harquail served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006).  Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development.  Mr. Harquail has also held roles as President and Chief Executive Officer of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange.  Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, a Master’s degree in Business Administration from McGill University and is a registered Professional Engineer in Ontario.

Derek W. Evans, Director — Derek Evans is President and Chief Executive Officer of Pengrowth Energy Corporation (an oil & natural gas company), and is a director of Franco-Nevada.  From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust.  Mr. Evans served as President and Chief Executive Officer of Focus Energy Trust from May 2002 until March 2008.  Mr. Evans has over 26 years of experience in the oil & gas business in Western Canada having spent the majority of his career with Renaissance Energy Limited in a variety of operational and senior management positions.  Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta.  Mr. Evans is also a member of the Institute of Corporate Directors.

Graham Farquharson, Director — Graham Farquharson is President of Strathcona Mineral Services Limited (a mining consulting firm) and is a director of Franco-Nevada as well as a director of St Andrew Goldfields Ltd.  Mr. Farquharson previously served on the boards of Placer Dome Inc., Cambior Inc. and several other mining companies.  In addition, Mr. Farquharson is the Chairman of the Canadian Mineral Industry Education Foundation and a director of the Physicians Services Incorporated Foundation.  Mr. Farquharson holds a Bachelor of Science degree in Mining Engineering from the University of Alberta, a Master’s degree in Business Administration from Queen’s University and is a registered Professional Engineer in Ontario.  Mr. Farquharson was inducted into the Canadian Mining Hall of Fame in 2010.

Louis Gignac, Director — Louis Gignac is President of G Mining Services Inc. (a private consultancy) and is a director of Franco-Nevada.  Mr. Gignac previously served as President, Chief Executive Officer and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006.  Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company.  Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981.  Mr. Gignac serves as a director of Domtar Corporation, St Andrew Goldfields Ltd. and Marengo Mining  Limited, and is a member of the Ordre des ingénieurs du Québec.  Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University.

Randall Oliphant, Director — Randall Oliphant is Executive Chairman of New Gold Inc. (a gold mining company) and is a director of Franco-Nevada.  Mr. Oliphant is a member of the advisory board for Metalmark Capital LLC (formerly Morgan Stanley Capital Partners) and serves as a director of Silver Bear Resources Inc. and WesternZagros Resources Ltd.  Mr. Oliphant also serves on the boards and advisory boards of a number of companies and not-for-profit organizations.  Mr. Oliphant held positions with Barrick Gold Corporation from 1987 to 2003 and served as Barrick’s President and Chief Executive Officer from 1999 to 2003.  Mr. Oliphant received his Bachelor of Commerce degree in 1984 from the University of Toronto and his Chartered Accountant designation in 1986.

Hon. David R. Peterson, Director — David Peterson is Chairman of the law firm Cassels Brock & Blackwell LLP, and is a director of Franco-Nevada.  He was the Premier of the Province of Ontario from 1985 to 1990.  He was the founding chairman of the Toronto Raptors of the National Basketball Association and was chairman of the successful Toronto Bid for the 2015 Pan Am Games.  Mr. Peterson serves as a director of a number of companies, including Rogers Communications Inc., Industrial-Alliance Insurance and Financial Services Inc., South East Group Limited, MBAC Fertilizer Corp. and Versapay Corporation.  Mr. Peterson is Chancellor Emeritus of the University of Toronto and a director of St. Michael’s Hospital.  Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Sandip Rana, Chief Financial Officer — Sandip Rana joined Franco-Nevada on April 22, 2010.  He was previously with Four Seasons Hotels and Resorts as Vice President, Corporate Finance.  Prior to joining Four Seasons in 2003, Mr. Rana was International Controller and Treasurer of Old Franco-Nevada.  Prior to that, Mr. Rana had experience at IMAX Corporation and Coopers & Lybrand.  Mr. Rana is a Chartered Accountant and has a Bachelor of Business Administration from the Schulich School of Business at York University.

Lloyd Hong, Chief Legal Officer & Corporate Secretary — Lloyd Hong joined Franco-Nevada in December 2012.  He was previously the Senior Vice-President, Legal Counsel and Assistant Secretary of Uranium One Inc.  Prior to that, he was a partner with the Canadian law firm of Davis LLP with a practice focused on corporate finance and mergers and acquisitions.  Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University.  Mr. Hong is a member of The Law Society of Upper Canada and The Law Society of British Columbia.

Geoff Waterman, Chief Operating Officer — Geoff Waterman has more than 21 years of association with Franco-Nevada’s asset portfolio and served as Vice President, Oil & Gas, of Newmont Capital from 2002 to 2007.  Prior to that, he held increasingly senior roles at Old Franco-Nevada which he joined in 1992.  Mr. Waterman was an auditor with Coopers & Lybrand and holds a Bachelor’s degree in economics from Trent University.

Paul Brink, Senior Vice President, Business Development — Paul Brink joined Newmont Capital in 2006 as Director of Corporate Development.  Mr. Brink has experience in mining investment banking, working at BMO Nesbitt Burns and in project financing, working at UBS.  Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, no director or executive officer of Franco-Nevada (or where applicable, personal holding company of a director or executive officer):

(a)                                 is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)                                     was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)                                  was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)                                 is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(c)                                  has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer; or

(d)                                 has been subject to:

(i)                                     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)                                  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

For the purposes of the above, “order” means:  (i) a cease trade order; (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, and, with respect to each, was in effect more than 30 consecutive days.

Conflicts of Interest

In the opinion of management of Franco-Nevada, there are no existing or potential conflicts of interest among Franco-Nevada, its directors, officers or other insiders of Franco-Nevada, other than as described in the following paragraph. Various officers, directors or other insiders of Franco-Nevada may hold senior positions with entities involved in the resource industry or otherwise be involved in transactions within the resource industry and may develop other interests outside Franco-Nevada. In the event that any such conflict of interest arises, a director who has such a conflict will be required to disclose the conflict to a meeting of the directors of Franco-Nevada and abstain from voting for or against the approval of such participation or such terms. In appropriate cases, Franco-Nevada will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving Franco-Nevada will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of Franco-Nevada.

Pierre Lassonde is currently a director and Randall Oliphant is currently Executive Chairman of New Gold Inc., a payor of two of Franco-Nevada’s royalty interests. Louis Gignac and Graham Farquharson are currently directors of St Andrew Goldfields Ltd., a payor of Franco-Nevada’s royalty interests.  Conflicts of interest of these directors could arise from time to time in their capacities as directors or officers of these third parties.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding material legal proceedings to which Franco-Nevada or any of its subsidiaries is a party or was a party to during fiscal 2012 or to which the royalty and stream interests comprising the asset portfolio is subject or was subject during fiscal 2012, and no proceedings are known to be contemplated against Franco-Nevada, any of its subsidiaries or any of the royalty or stream interests comprising the asset portfolio.

There have been no penalties or sanctions imposed against Franco-Nevada by a court relating to securities legislation or by a securities regulatory authority during fiscal 2012 and there have been no other penalties or sanctions imposed by a court or regulatory body against Franco-Nevada that would likely be considered important to a reasonable investor in making an investment decision. Franco-Nevada has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority during fiscal 2012.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Franco-Nevada, any other insider of Franco-Nevada or any associate or affiliate of any of such individuals or companies has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected Franco-Nevada or is reasonably expected to materially affect Franco-Nevada.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario and Computershare Investor Services at its principal office in Golden, Colorado.

The warrant agent for the 2017 Warrants is Computershare Trust Company of Canada Limited at its principal office in Toronto, Ontario.

The warrant agent for the 2013 GLW Warrants is Computershare Trust Company of Canada Limited, at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following are the material contracts entered into by Franco-Nevada since October 17, 2007 (date of incorporation) and still in effect or entered into since the beginning of Franco-Nevada’s most recently completed financial year, other than material contracts entered into in the ordinary course of business (unless otherwise required to be disclosed):

1.                                      a warrant indenture dated June 16, 2009 and supplemented June 15, 2010 between Franco-Nevada and Computershare Trust Company of Canada, as warrant agent, pursuant to which the 2017 Warrants were created and issued and by which they are governed;

2.                                      the Taseko Agreement described under “General Development of Franco-Nevada’s Business — Acquisition of the New Prosperity Gold Stream”;

3.                                      a warrant indenture dated July 8, 2008 and supplemented February 4, 2010 and March 14, 2011 between FN GLW, Franco-Nevada and Computershare Trust Company of Canada pursuant to which the 2013 GLW Warrants were created and issued and by which they are governed;

4.                                      a warrant indenture dated May 26, 2009 and supplemented February 4, 2010 and March 14, 2011 between FN GLW, Franco-Nevada and Computershare Trust Company of Canada pursuant to which two other classes of FN GLW warrants expiring in 2014 were created and issued and by which they are governed;

5.                                      the 2011 Underwriting Agreement relating to the public offering in November 2011 described under “General Development of Franco-Nevada’s Business — 2011 Public Offering”;

6.                                      the Cobre Panama Agreement described under “General Development of Franco-Nevada’s Business — Acquisition of Cobre Panama Precious Metals Stream”;

7.                                      an Agreement of Purchase and Sale regarding Weyburn dated November 6, 2012 and amendment dated November 8, 2012 described under “General Development of Franco-Nevada’s Business — Acquisition of Weyburn Net Royalty Interest”; and

8.                                      the Credit Agreement dated January 23, 2013 between Franco-Nevada, FN U.S. and Canadian Imperial Bank of Commerce, as Administrative Agent, and Canadian Imperial Bank of Commerce, RBC Capital Markets, BMO Capital Markets, as Co-Lead Arrangers and Joint Bookrunners, and Royal Bank of Canada, as Syndication Agent, and Bank of Montreal, as Documentation Agent, and the financial institutions and other persons from time to time party thereto as Lenders described under “General Development of Franco-Nevada’s Business — Credit Facility”.

A copy of each material contract is available on SEDAR under Franco-Nevada’s profile or FN GLW’s profile, as applicable, at www.sedar.com.

EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical and scientific information contained in this AIF was derived:

•                  Goldstrike Complex — “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA” dated March 16, 2012 prepared by RPA for Barrick and Franco-Nevada under the supervision of and endorsed by Chester M. Moore, P. Eng., R. Dennis Bergen, P. Eng., Wayne W. Valliant, P. Geo., Stuart E. Collins, P.E. and Kathleen Ann Altman, Ph.D., P.E., who are each a “qualified person” for the purposes of NI 43-101; and

•                  Palmarejo Report — “Palmarejo Project SW Chihuahua State, Mexico, YE 2012 — Technical Report” dated January 1, 2013 prepared for Franco-Nevada by or under the supervision of Mr. Donald J. Birak, Senior Vice President — Exploration, Coeur, Mr. Keith Blair, Manager, Applied Geoscience LLC, and Mr. Klaus Triebel, Senior Corporate Resource Geologist, Coeur, each of whom is a “qualified person” for the purposes of NI 43-101.

In addition, disclosure in this AIF for the reserves assessment and evaluation of the oil & gas reserves including the Weyburn Unit, Midale Unit and Edson Property was prepared by GLJ for Franco-Nevada and was dated February 12, 2013, with an effective date of December 31, 2012, in accordance with NI 51-101.

To the knowledge of Franco-Nevada, each of these experts held less than 1% of the outstanding Common Shares at the time of the preparation of the reports and/or at the time of the preparation of the technical information contained in this AIF.  None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of Franco-Nevada, or of any associate or affiliate of Franco-Nevada.

Franco-Nevada’s auditors are PricewaterhouseCoopers LLP.  They have advised Franco-Nevada that they are independent with respect to Franco-Nevada within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to Franco-Nevada is available electronically on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov and on its website at www.franco-nevada.com.  The metric conversion table, listing of certain oil & gas terms, glossary of non-technical terms and glossary of technical terms are generally available on Franco-Nevada’s website.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Franco-Nevada’s securities and securities authorized for issuance under equity compensation plans, will be contained in Franco-Nevada’s management information circular for its annual and special meeting of shareholders scheduled to be held on May 8, 2013.  For information relating to compensation and corporate governance related matters, please see “Statement of Executive Compensation” and “Statement of Governance Practices”, respectively, in such circular.

Additional financial information is provided in Franco-Nevada’s financial statements and MD&A for its most recently completed financial year.

AUDIT AND RISK COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees (“NI 52-110”).

Audit and Risk Committee Charter

The Audit and Risk Committee Charter (the “Charter”) is attached as Appendix C to this AIF.  The Charter was last updated effective March 24, 2011 with minor revisions.

With respect to risk management, the Charter provides that the Audit and Risk Committee (the “ARC”) will generally review with management the Company’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures. The ARC will also more specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled. For more information regarding the ARC’s responsibilities relating to risk management, please see Appendix C to this AIF.

Composition of the Audit and Risk Committee

As of December 31, 2012, the ARC was composed of the following three directors: Derek Evans, Louis Gignac and Randall Oliphant, Chair. Each director is considered “independent” and “financially literate” (as such terms are defined in NI 52-110, the rules of the NYSE and Rule 10A-3 of the U.S. Securities Exchange Act of 1934).

Relevant Education and Experience

Each member of the ARC is financially literate, i.e., has the ability to read and understand financial statements. Collectively, the ARC has the education and experience to fulfill the responsibilities outlined in the Charter, including those relating to risk management. The education and current and past experience of each ARC member that is relevant to the performance of his responsibilities as an ARC member is summarized below:

Education and Experience (Past and Present)

Derek Evans	•	President, CEO and Director, Pengrowth Energy Corporation (2009-present)

	•	President, CEO and Director of Focus Energy Trust (2002-2008)

	•	Senior Executive Renaissance Energy (15 years)

	•	Member Institute of Corporate Directors

Louis Gignac	•	Minor in Business, University of Minnesota

	•	President and Chief Executive Officer of Cambior Inc. (1986-2006)

	•	Has served on several audit committees including Sceptre Resources Ltd., Domtar Inc., Domtar Corp. and St Andrew Goldfields Ltd.

Randall Oliphant	•	Executive Chairman and Director, New Gold Inc. (2009-present)

	•	Bachelor of Commerce (with honours), University of Toronto, 1984

	•	Chartered Accountant (1986)

	•	Chief Financial Officer of Barrick Gold Corporation (1994-1999)

	•	Currently serving as Chair of the audit committee of WesternZagros Resources Ltd.

Pre-Approval Policies and Procedures

The Board, upon the recommendation of the ARC, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services:

•                                          bookkeeping or other services related to the accounting records or financial statements;

•                                          financial information systems design and implementation;

•                                          appraisal or valuation services, fairness opinion, or contribution-in-kind reports;

•                                          actuarial services;

•                                          internal audit outsourcing services;

•                                          management functions or human resources services;

•                                          corporate finance or other services;

•                                          broker-dealer, investment advisor or investment banking services;

•                                          legal services; and

•                                          any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Franco-Nevada’s most recently completed financial year has Franco-Nevada relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of Franco-Nevada’s most recently completed financial year was a recommendation of the ARC to nominate or compensate an external auditor not adopted by the board of directors of Franco-Nevada.

Fees

For the periods ended December 31, 2012 and 2011, PricewaterhouseCoopers LLP billed fees from the Corporation as detailed below:

	December 31, 2012		December 31, 2011
Audit Fees	C$	547,744	C$	391,991
Audit-Related Fees	C$	22,700	C$	557,365
Tax Fees	C$	28,000	C$	7,090
Other Fees	C$	55,382	C$	9,950
Total Fees	C$	653,826	C$	966,396

For the year ended December 31, 2011, “Audit Fees” noted above included C$138,000 for services relating to IFRS.

For the year ended December 31, 2012, “Audit-Related Fees” noted above included C$22,000 for services related to the Corporation’s shelf prospectus.  For the year ended December 31, 2011, “Audit-Related Fees” noted above included C$55,000 for services relating to US GAAP reconciliation, C$105,000 for services relating to the NYSE listing, C$237,000 for services relating to the Corporation’s equity offering and C$160,365 for the accounting treatment of certain transactions completed by the Corporation.

For the years ended December 31, 2012 and 2011, “Tax Fees” noted above included C$28,000 and C$7,090 respectively for tax advice.

For the year ended December 31, 2012, “Other Fees” noted above included C$50,000 related to Sarbanes-Oxley controls and C$5,382 for CPAB fees.  For the year ended December 31, 2011, “Other Fees” noted above included C$9,950 for payroll processing advice and CPAB fees.

APPENDIX A
FORM 51-101F2

Reports on Reserves Data
by
Independent Qualified Reserves Evaluator or Auditor

A-1

FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR    To the board of directors of Franco Nevada Corporation (the “Company”):  1. We have evaluated the Company’s reserves data as at December 31, 2012. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2012, estimated using forecast prices and costs.  2. The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.  We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).  3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.  4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 2012, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:    Location of Reserves   Description and (Country or  Independent Preparation Date of Foreign Net Present Value of Future Net Revenue Qualified Reserves Evaluation Geographic (before income taxes, 10% discount rate - M$) Evaluator Report Area) Audited Evaluated Reviewed Total  Corporate Summary   GLJ Petroleum Consultants February 11, 2013 Canada-676,706-676,706  5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.  6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.  GLJ Petroleum Consultants

  7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. EXECUTED as to our report referred to above: GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 12, 2013 ORIGINALLY SIGNED BY Doug R. Sutton., P. Eng. Vice President GLJ Petroleum Consultants

APPENDIX B
FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Franco-Nevada Corporation (“Franco-Nevada”) is responsible for the preparation and disclosure of information with respect to Franco-Nevada’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2012 estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated Franco-Nevada’s reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A of this Annual Information Form.

The Audit and Risk Committee of Franco-Nevada has:

(a)                                 reviewed Franco-Nevada’s procedures for providing information to the independent qualified reserves evaluator;

(b)                                 met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)                                  reviewed the reserves data with management and independent qualified reserves evaluator.

The Audit and Risk Committee of Franco-Nevada has reviewed the procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors on the recommendation of the Audit and Risk Committee has approved:

(d)                                 the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(e)                                  the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(f)                                   the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 19th day of March, 2013.

(signed) “David Harquail”	(signed) “ Geoffrey Waterman”
David Harquail President, Chief Executive Officer and Director	Geoffrey Waterman Chief Operating Officer

(signed) “Randall Oliphant”	(signed) “Derek Evans”
Randall Oliphant Director	Derek Evans Director

B-1

APPENDIX C
FRANCO-NEVADA CORPORATION
AUDIT AND RISK COMMITTEE CHARTER

PURPOSE

The Audit and Risk Committee is appointed by the Board of Directors of Franco-Nevada Corporation (the “Company”) to assist the Board of Directors in its oversight and evaluation of:

•                                          the quality and integrity of the financial statements of the Company,

•                                          the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•                                          the qualification, independence and performance of the Company’s independent auditors,

•                                          the performance of the Company’s Chief Financial Officer,

•                                          risk management oversight,

•                                          the compliance by the Company with legal and regulatory requirements in respect of its oil and gas disclosure, and

•                                          the qualification, independence and performance of the Company’s qualified oil and gas reserves evaluator or auditor.

In addition, the Audit and Risk Committee provides an avenue for communication between the independent auditor, financial management, other employees and the Board of Directors concerning accounting and auditing matters.

The Audit and Risk Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit and Risk Committee is not responsible for:

•                                          planning or conducting audits,

•                                          certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with applicable accounting principles or standards, or

•                                          guaranteeing the report of the Company’s independent auditor.

The fundamental responsibility for the Company’s financial statements and disclosure rests with management. It is not the duty of the Audit and Risk Committee to conduct investigations, to itself resolve disagreements (if any) between management and the independent auditor or to ensure compliance with applicable legal and regulatory requirements.

REPORTS

The Audit and Risk Committee shall report to the Board of Directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit and Risk Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements in respect of financial matters and disclosure, and the performance and independence of the Company’s independent auditor.

The Committee shall also prepare, as required by applicable law, any committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit and Risk Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors of the Company on the recommendation of the Company’s Compensation and Corporate Governance Committee. Each of the members of the Audit and Risk Committee shall be “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Company, and as confirmed by the Board of Directors using its business judgment. In addition, at least one member of the Audit and Risk Committee shall be a “financial expert” as determined by the Board of Directors in its business judgment. No member of the Audit and Risk Committee shall accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries or affiliates (collectively, the “Franco-Nevada Group”) (other than remuneration for acting in his or her capacity as a director) or be an “affiliated entity” within the meaning of NI 52-110.

RESPONSIBILITIES

Independent Auditors

The Audit and Risk Committee shall:

•                                          Recommend to the Board of Directors the independent auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of the independent auditor;

•                                          Recommend to the Board of Directors any change of the independent auditor, and oversee any such change to ensure compliance with the provisions of the Canada Business Corporations Act and applicable securities legislation;

•                                          Require and obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit and Risk Committee and the Board of Directors of the Company;

•                                          Oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

•                                          Pre-approve all audit and permitted non-audit services provided to the Company and its subsidiary entities by the independent auditor, including adopting policies and procedures for the pre-approval of the retention thereof (subject to any restrictions on such services imposed by applicable securities legislation) and including procedures for the delegation of authority to provide such approval to one or more members of the Audit and Risk Committee; and

•                                          At least annually, review the qualifications, performance and independence of the independent auditor. In doing so, the Audit and Risk Committee should, among other things, undertake the measures set forth in Schedule “A”.

The Financial Statements, Audit Process and Related Disclosure

The Audit and Risk Committee shall:

•                                          As may be delegated by the Board of Directors, review, approve and authorize the issuance of the Company’s interim financial statements, MD&A and interim earnings press releases before the Company publicly discloses this information;

•                                          Review and recommend to the Board of Directors for approval the Company’s annual financial statements, MD&A and press releases before the Company publicly discloses the information; and

•                                          Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

The Audit and Risk Committee shall also, as it determines to be appropriate:

•                                          Review with management and the independent auditor,

•                                          the planning and staffing of the audit by the independent auditor,

•                                          financial information and any earnings guidance provided to analysts and rating agencies, recognizing that this review and discussion may be done generally (consisting of a discussion of the types of information to be disclosed and the types of presentations to be made) and need not take place in advance of the disclosure of each release or provision of guidance,

•                                          any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles or standards, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements, as raised by the independent auditor, and review management’s response thereto,

•                                          all critical accounting policies and practices used,

•                                          all alternative treatments of financial information by applicable accounting principles or standards that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

•                                          the use of “pro forma” or “adjusted” information that is not consistent with applicable accounting principles or standards,

•                                          the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise), on the Company’s financial statements,

•                                          any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit and Risk Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for forms filed with applicable securities regulators, and

•                                          the adequacy of the Franco-Nevada Group’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel and any special steps adopted in light of any material control deficiencies.

•                                          Review with the independent auditor,

•                                          the quality as well as the acceptability of the accounting principles or standards that have been applied,

•                                          any problems or difficulties the independent auditor may have encountered during the provision of its audit-related services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Company’s response to that letter or communication, and

•                                          any changes to the Company’s significant auditing and accounting principles, standards and practices suggested by the independent auditor to members of management.

Risk Management Oversight

The Audit and Risk Committee shall:

•                                          Generally review with management the Franco-Nevada Group’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures.

•                                          More specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled by:

•                                          reviewing the Company’s risk philosophy as set forth by management and the Board of Directors,

•                                          reviewing management’s assessment of the significant risks and exposures facing the Company,

•                                          reviewing management’s policies, plans, processes and programs to manage and control significant risks and exposures, including the Company’s loss prevention policies, disaster response and recovery programs, corporate liability protection programs for directors and officer and any other insurance programs, as applicable,

•                                          receiving regular reports from management regarding the development and implementation of its policies, plans, processes and programs to manage, monitor and control significant risks and exposures, and

•                                          if the Audit and Risk Committee deems it appropriate, requesting the independent auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed, monitored and controlled.

Oil and Gas Reserves

The Audit and Risk Committee shall:

•                                          Recommend to the Board of Directors the appointment of the qualified oil and gas reserves evaluators or auditors, who must be independent of the Company and who will report to the Board of Directors and the Committee on the Company’s oil and gas reserves data.

•                                          Review, with reasonable frequency, the Company’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with applicable disclosure requirements and restrictions.

•                                          Review each appointment of the Company’s qualified oil and gas reserves evaluators or auditors, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed qualified oil and gas reserves evaluator or auditor and management of the Company.

•                                          Review, with reasonable frequency, the Company’s procedures for providing information to the qualified oil and gas reserves evaluators or auditors who report on oil and gas reserves data.

•                                          Prior to approving the filing of oil and gas reserves data and the report of the qualified oil and gas reserves evaluators or auditors meet with management and each qualified oil and gas reserves evaluator or auditor to:

•                                          determine whether any restrictions affect the ability of the qualified oil and gas reserves evaluator or auditor to report on the oil and gas reserves data without reservation; and

•                                          review the oil and gas reserves data and the report of the qualified oil and gas reserves evaluator or auditor thereon.

•                                          Recommend to the Board of Directors whether to approve:

•                                          the content and filing of the statement of oil and gas reserves data and other required information,

•                                          the filing of the report of the independent qualified oil and gas reserves evaluator or auditor, and

•                                          the content and filing of the required report of management and the directors.

Compliance

The Audit and Risk Committee shall:

•                                          Establish procedures for:

•                                          the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

•                                          the confidential, anonymous submission by employees of the Franco-Nevada Group of concerns regarding questionable accounting or auditing matters.

•                                          Review and approve clear policies for the hiring by the Franco-Nevada Group of partners, employees or former partners or employees of the present and former independent auditor of the Company.

The Audit and Risk Committee shall also, as it determines appropriate:

•                                          Obtain reports from the Chief Financial Officer, other members of management and the independent auditor that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics, including disclosures of insider and affiliated party transactions.

•                                          Review with the Chief Financial Officer, other members of management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•                                          Advise the Board of Directors of the Company with respect to the Franco-Nevada Group’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•                                          Review with the Chief Financial Officer legal matters that may have a material impact on the financial statements, the Franco-Nevada Group’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•                                          Periodically review with management the need for an internal audit function.

Delegation

To avoid any confusion, the Audit and Risk Committee responsibilities identified above are the sole responsibility of the Audit and Risk Committee and may not be delegated to a different committee.

MEETINGS

The Audit and Risk Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit and Risk Committee should strive to be at all meetings. The Audit and Risk Committee shall meet separately, periodically, with management and the independent auditors and may request any officer or employee of the Franco-Nevada Group or the Franco-Nevada Group’s outside counsel or independent auditor to attend meetings of the Committee or with any members of, or advisors to, the Committee. The Audit and Risk Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Franco-Nevada Group.

The Audit and Risk Committee may form and delegate authority to individual members and subcommittees where the Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit and Risk Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit and Risk Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

•                                          Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Audit and Risk Committee with this Charter.

•                                          Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

SCHEDULE “A”

Qualifications, Performance and Independence of Independent Auditor

•                                          Review the experience and qualifications of the senior members of the independent auditor’s team.

•                                          Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.

•                                          Review annual reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors of the Company take appropriate action to satisfy itself of the independence of the independent auditor.

•                                          Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.

Updated:  March 24, 2011